MINERALS TECHNOLOGIES INC.

A STRONGER FOUNDATION: TODAY'S REALITIES, TOMORROW'S OPPORTUNITIES

ANNUAL REPORT 08



MINERALS TECHNOLOGIES INC. is a resource- and technology-based company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and related systems and services. The Company has two reportable segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells the synthetic mineral product precipitated calcium carbonate (PCC) and the processed mineral product quicklime (lime), and mines, processes and sells other natural mineral products, primarily limestone and talc. This segment's products are used principally in the paper, building materials, paint and coatings, glass, ceramic, polymer, food and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory materials and specialty products, services and application equipment used primarily by the steel, non-ferrous metal and glass industries.

The Company emphasizes research and development. By developing and introducing technologically advanced new products, the Company has been able to anticipate and satisfy changing customer requirements, and to create market opportunities through new product development and product application innovations.

Millions of Dollars, Except Per Share Data	December 31, 2008	December 31, 2007
Net sales	$1,112.2	$1,077.7
Specialty Minerals Segment	716.4	716.6
PCC Products	605.7	602.6
Processed Minerals Products	110.7	114.0
Refractories Segment	395.8	361.1
Operating Income (loss)	82.0	(8.5)
Net income (loss)	65.3	(63.5)
Earnings (loss) per share:		
Basic	3.45	(3.31)
Diluted	3.44	(3.31)
Research & Development Expenses	23.1	26.3
Depreciation & Amortization	80.2	84.6
Capital Expenditures/Acquisitions	31.1	49.5
Net cash provided by operating activities	134.2	179.7
Number of shareholders of record	193	191
Number of employees	2,522	2,706



TABLE OF CONTENTS

2008 Net Sales by Product Line (percentage/in millions of dollars)



49.2%	$547.2	Paper PCC
28.9%	$320.8	Refractory Products
6.7%	$75.0	Metallurgical Products
6.7%	$74.8	Ground Calcium Carbonate
5.3%	$58.5	Specialty PCC
3.2%	$35.9	Talc

2008 Net Sales by Geographic Area (percentage/in millions of dollars)



52.7%	$586.5	United States
31.7%	$352.7	Europe/Africa
8.0%	$89.2	Asia
7.6%	$83.8	Canada/Latin America



Dear Shareholders:

In 2008, Minerals Technologies posted the best earnings performance in its history. We were able to accomplish this because we entered the year stronger, more focused and able to achieve a higher level of performance for the first three quarters. That is the positive news.

The economic upheaval that occurred in the latter part of the fourth quarter, and which we continue to face today, ushered in an entirely different, and perilous, business environment, one that is fraught with uncertainty. At the onset of this global recession, we took quick, decisive actions that will allow us to navigate the crisis. As we continue through 2009, MTI will continue to take the necessary actions to maintain our competitiveness.

I believe our company is better positioned to weather this recession than many other industrial companies because of the actions we took in 2007; we realigned our operations and refocused our strategies on those things that the company does well. We eliminated underperforming assets, consolidated some operations and reduced the work force. These actions, and the continued implementation of our four major initiatives in 2008–Continuous Improvement, Safety, Expense Reduction, and Technology–created a solid foundation to build upon and returned MTI to a track of sustainable growth and improved return for our shareholders. These steps, coupled with our strong balance sheet, make us better equipped going forward.

Return on Capital % (percentage)



10
9
8
7
6
5
4
3
2
1
0
6.2%
6.0%
0
8.4%
9.2%
9.4%
4.2%
8.0%
2005
2006
2007
1Q 08
2Q 08**
3Q 08**
4Q 08**
2008

*Bloomberg Method (Annualized)
**Excludes gain on sale of assets and restructuring charges

Earnings Per Share*



1.25
1.00
0.75
0.50
0.25
0.00
0.56
0.74
0.69
0.84
0.93
1.02
1.06
0.41
1Q 07
2Q 07
3Q 07
4Q 07
1Q 08
2Q 08
3Q 08
4Q 08

*Excludes Special Items



2008 PERFORMANCE

From 2000 to 2006, Minerals Technologies' performance, in terms of profitable growth and Return on Capital, was stagnant. Two-thousand seven focused on an intensive strategic review of all our products, operations and markets, and the subsequent restructuring to better leverage our strengths. This paved the way to a more disciplined execution of company strategies in 2008, which resulted in an improved earnings trend line through the third quarter.

We have been hit hard by this economic downturn. Our end markets of the paper, steel, construction and automotive industries continue to suffer with the lowest production rates in decades. In the first quarter of 2008, we posted earnings of $0.93 per share, in the second quarter, $1.02 and in the third $1.06–a much higher performance track than previous years. After the fiscal crisis and the precipitous drop in production in the fourth quarter, our earnings fell to $0.41 per share, a 61-percent decline from the third quarter. This performance came despite maintaining market share.

Throughout 2008 we continued to make progress in improving our return on capital, which was a low 6 percent in 2006. One of my first objectives when I joined the company in March 2007 was to improve return on capital to at least our cost of capital, which is approximately 9 percent. At the end of the third quarter, our ROC annualized rate was 9.4 percent, but because of the drastic downturn in the fourth quarter, our ROC for the full year fell to 8 percent–still a significant improvement from the 2006 level.

Our 2008 expense reduction effort, begun in 2007, continued to provide savings by maintaining overhead expenses 8 percent below 2007 levels. We also garnered approximately $30 million in savings in 2008 from the successful execution of our restructuring the year before. These savings proved timely and beneficial in light of the high increase in costs. For example, lime and chemicals, raw materials used in the production of precipitated calcium carbonate (PCC), increased more than $15 million. Additionally, magnesium oxide and bauxite, our primary raw materials for Refractories, cost $34 million more than in the previous year. During 2008, we were able to offset these increased costs through our expense savings efforts, price increases, operational cost savings and some volume growth.



Sales & Income Performance 2003-2008 (in millions)


1200
1000
800
600
400
200
0
160
140
120
100
80
60
40
20
0
48.2
58.6
53.3
50.0
-63.5
65.3
2003
2004
2005
2006
2007
2008
Sales
Net Income

Sales & Marketing Administrative and R&D Expenses (in millions)


1200
1000
800
600
400
200
0
160
140
120
100
80
60
40
20
0
110.3
119.9
125.1
132.4
130.9
124.9
2003
2004
2005
2006
2007
2008
Sales
Expenses

Our operating cash flow for 2008 was $134.2 million, and over the last two years we have improved our cash position by $114 million while reducing our debt by $87 million. For the year, free cash flow was a strong $118 million in spite of the need to build up magnesium oxide supplies for our refractories business due to concern about supply interruption from China.

Our worldwide sales were $1.1 billion for the year, a 3-percent increase over 2007 with foreign exchange having a sizeable impact since 47 percent of the company's sales are outside of the United States. Our net earnings for the full year were a record $65.3 million or $3.44 per share.

CULTURE CHANGE

In the past two years, Minerals Technologies has changed significantly. We are a more transparent company that values clear and open communication with employees, shareholders, customers and other stakeholders. The organization has also become faster, more focused and more fundamental in how opportunities and problems are addressed. In addition, we have eliminated many of the barriers that had existed between our business units and functional organizations, better enabling our employees to work more closely together in cross-functional teams to improve performance.



Our Technology Lead Team, charged with revitalizing and guiding the company's Research and Development, a cornerstone of our success, has improved the focus on developing and commercializing new and innovative products.

OPERATIONAL EXCELLENCE

Through the guidance of our Operational Excellence Lead Team and involvement of all employees, we have seen our efforts in Continuous Improvement gain traction throughout the company. Sustainable improvement processes like 5S, Total Productive Maintenance (TPM), Daily Management Control and Problem Solving are beginning to show positive results through waste elimination in delivering our products and services. These processes have helped further stabilize our foundation by establishing efficiencies in our manufacturing operations as well as throughout the rest of the company.

ENVIRONMENTAL, HEALTH & SAFETY

In 2008, our initiatives to improve the company's safety performance were successful. We experienced the lowest lost workday injury rate in our history. The rate of .94, which is less than 1 injury per 200,000 hours worked, resulted in more than 30-percent fewer serious injuries than in 2007. However, our long-term goal remains at zero injuries. Our Environmental, Health & Safety Lead Team continued to upgrade safety and environmental standards, held widespread risk reduction training and fatality prevention programs, fine tuned a self-assessment process and sent a Safe Workplace Action Team (SWAT) to manufacturing sites that needed to improve safety and environmental performance more quickly.

EXPENSE REDUCTION

As I mentioned earlier, the corporation, through the efforts and involvement of our employees throughout the world, kept 2008 overhead expenses below those of 2007, which were about $1 million less than in 2006. This initiative, begun in 2007, is serving us well in this difficult economic environment and we plan to leverage it further by continuing to focus on expanding our shared services, outsourcing opportunities and reengineering a number of our processes. Expenses in 2008 were $15 million lower than in 2007 for all the company's operations.

TECHNOLOGY & INNOVATION

Our Technology Lead Team, charged with revitalizing and guiding the company's Research and Development, a cornerstone of our success, has improved the focus on developing and commercializing new and innovative products. This team, in 2008, established a streamlined product development process that in the last four months of the year began the review of 60 new product ideas submitted by employees. The team continued to review new technology areas, identify customers for new products, investigate joint development and licensing opportunities, benchmark world-class process technologies, and improve our project management capabilities.





Cash & Short Term Investments (in millions)


250
200
150
100
50
0
54
76
139
191
2005
2006
2007
2008

Long Term & Short Term Debt (in millions)


240
200
160
120
80
40
0
25
20
15
10
5
0
17
21
15
14
2005
2006
2007
2008
Long Term & Short Term Debt
Debt to Capital Ratio

Current Ratio


4.0
3.5
3.0
2.5
2.0
1.5
0.5
0
1.6
1.9
2.8
3.5
2005
2006
2007
2008

We will continue our focus on developing our filler-fiber material product to increase the fill rate of PCC for uncoated freesheet paper. This program has been moving forward through a number of large scale trials with two major paper companies in 2008 and discussions with two others about trialing the product. We continue development of: calcium carbonates and talc for use in the production of biopolymers, which is an emerging market; coating PCC products for graphic papers using our satellite model; and new formulations of refractory materials that improve efficiency and reduce costs for our steel customers.

CHALLENGING TIMES AHEAD

There is no doubt that 2009 will be an extremely difficult and challenging year for MTI. The worldwide economic collapse has resulted in what some economists have said is the worst recession since 1930. Our major customers have limited visibility of future market movement and



consequent production demands, which have a direct impact on our production. We made a significant reduction in workforce–380 employees–in response to this dramatic change in customer demand, and we anticipate further reductions may be necessary.

Uncoated freesheet paper, the major market for PCC, our largest product line, is down about 20 percent below five-year average levels, and we have been hit by paper mill and paper machine shutdowns, some of which are permanent. This business, however, remains the most stable of the company's three business units primarily due to the long-term contracts we have with papermakers. We are also actively pursuing new opportunities for satellite PCC facilities in Asia, paper's largest growth region. In 2008, we built and started a new satellite facility in Thailand.

Our Performance Minerals business, which consists of our three limestone mines and a talc mine in the U.S. and the Specialty PCC business for non-paper applications, has felt the brunt of the downturn in the construction and automotive industries. This business has had a major reduction in workforce and curtailment of production to manage through this crisis. We believe, however, that because of the efficiency improvements we have made at these facilities, we are better positioned to be more competitive when the economy improves.

The Refractory business, with its direct link to the steel industry, has been the hardest hit of all our businesses. Refractories have made the largest reduction in force–both in permanent reductions and temporary layoffs–to deal with the 50-percent decline in steel production in the United States from the highs of the summer of 2008.

At this point, the outlook for 2009 and beyond remains uncertain. I can say, however, that if we had not undertaken the major realignment in 2007, we would not have as strong a foundation, and as focused a company, to withstand this turbulent economic environment. With the dedication of our employees and the company's strong values foundation, we have instilled a stronger sense of discipline and established a more open communicative culture that allows us to execute our strategies faster. We will need these attributes to move quickly and decisively in these troubled times.

We will continue to take the necessary actions to manage through this period–aggressive cash conservation, cost reduction, market position enhancements, selective repositioning and restructuring will be our near-term levers.

We will continue to take the necessary actions to manage through this period–aggressive cash conservation, cost reduction, market position enhancements, selective repositioning and restructuring will be our near-term levers.



PAPER PCC: FOCUSING ON EVOLVING MARKETS

After the 2007 restructuring, Paper PCC returned its focus to its primary core competency—satellite PCC facilities on site at paper mills around the world—the business model that drove the company's growth and profitability.

"Having built more than 60 satellite PCC plants and supplied more than 45 million tons of PCC in the last 16 years, we know how to bring value to papermakers," says D.J. Monagle III, Senior Vice President and Managing Director, Paper PCC. "Our primary mission in 2008 and beyond is to expand further into the evolving markets of Asia and South America at a rate of growth that eclipses the volume attrition in the mature markets of the U.S. and Western Europe."

It is significant that Paper PCC enjoyed some success at executing that strategy amid the generally uncooperative business climate of 2008. "Despite the deterioration in our existing base, in the last 18 months we brought on two new satellites at Namphong, Thailand, and Guaiba, Brazil," says Luke O'Keeffe, Vice President, Global Operations, Paper PCC. O'Keeffe cites Namphong in particular as "a great facility delivered both on time and under budget."

At the end of the year, Paper PCC operated 52 satellites that were resident at host mills, remaining level with 2007 and the business unit has high expectations from its aggressive pursuit of further business in India, China and Latin America. Looking ahead, Monagle also envisions a more opportunistic, less geographically restrictive view of satellites wherein Paper PCC will seize opportunities to improve capacity utilization through sales to non-host customers.

In Paper PCC, as throughout the MTI system, lean manufacturing is integral to margin enhancement. "Our emphasis in the satellite network is incremental optimization and operational efficiencies," says Monagle, adding that these efforts and the push for a safer work place resulted in a much improved safety performance.

"When you're a market leader, it's always difficult to grow those few extra percent in the top line, but if you tighten up internally—and we've done a remarkable job throughout the system via 5S and other building blocks of Continuous Improvement—the results appear on the bottom line," says O'Keeffe.

This organizational imperative takes on added significance in light of recent manpower reductions. As the company increasingly standardizes and redefines job functions, it is able to achieve greater productivity. Toward that same end, Paper PCC has automated several of its U.S. plants to the point where they now can run unattended for more than 12 hours daily.

The same unwavering emphasis on cost-effectiveness that drives internal procedures increasingly will apply in the approach to sales and marketing at both the micro and macro levels.

Micro: Careful review suggested that substantial investments in R&D earmarked for customer-specific products—sometimes including dedicated infrastructure—could not always be counted on to provide the desired Return on Capital. "We're getting better at broadening the possibilities with our current asset base," says Monagle, who illustrates with a situation that developed last year when a major customer sought refinements in a particle. "Whereas once we would've made a capital investment to get there, our synthesis group in this case came up with a way of achieving the desired result by engineering the particle through chemical means." While product and process development remains the lifeblood



PAPER PCC: FOCUSING ON EVOLVING MARKETS

After the 2007 restructuring, Paper PCC returned its focus to its primary core competency—satellite PCC facilities on site at paper mills around the world—the business model that drove the company's growth and profitability.

"Having built more than 60 satellite PCC plants and supplied more than 45 million tons of PCC in the last 16 years, we know how to bring value to papermakers," says D.J. Monagle III, Senior Vice President and Managing Director, Paper PCC. "Our primary mission in 2008 and beyond is to expand further into the evolving markets of Asia and South America at a rate of growth that eclipses the volume attrition in the mature markets of the U.S. and Western Europe."

It is significant that Paper PCC enjoyed some success at executing that strategy amid the generally uncooperative business climate of 2008. "Despite the deterioration in our existing base, in the last 18 months we brought on two new satellites at Namphong, Thailand, and Guaiba, Brazil," says Luke O'Keeffe, Vice President, Global Operations, Paper PCC. O'Keeffe cites Namphong in particular as "a great facility delivered both on time and under budget."

At the end of the year, Paper PCC operated 52 satellites that were resident at host mills, remaining level with 2007 and the business unit has high expectations from its aggressive pursuit of further business in India, China and Latin America. Looking ahead, Monagle also envisions a more opportunistic, less geographically restrictive view of satellites wherein Paper PCC will seize opportunities to improve capacity utilization through sales to non-host customers.

In Paper PCC, as throughout the MTI system, lean manufacturing is integral to margin enhancement. "Our emphasis in the satellite network is incremental optimization and operational efficiencies," says Monagle, adding that these efforts and the push for a safer work place resulted in a much improved safety performance.

"When you're a market leader, it's always difficult to grow those few extra percent in the top line, but if you tighten up internally—and we've done a remarkable job throughout the system via 5S and other building blocks of Continuous Improvement—the results appear on the bottom line," says O'Keeffe.

This organizational imperative takes on added significance in light of recent manpower reductions. As the company increasingly standardizes and redefines job functions, it is able to achieve greater productivity. Toward that same end, Paper PCC has automated several of its U.S. plants to the point where they now can run unattended for more than 12 hours daily.

The same unwavering emphasis on cost-effectiveness that drives internal procedures increasingly will apply in the approach to sales and marketing at both the micro and macro levels.

Micro: Careful review suggested that substantial investments in R&D earmarked for customer-specific products—sometimes including dedicated infrastructure—could not always be counted on to provide the desired Return on Capital. "We're getting better at broadening the possibilities with our current asset base," says Monagle, who illustrates with a situation that developed last year when a major customer sought refinements in a particle. "Whereas once we would've made a capital investment to get there, our synthesis group in this case came up with a way of achieving the desired result by engineering the particle through chemical means." While product and process development remains the lifeblood



MTI AND SUSTAINABILITY

Since our inception as a public company in 1992, MTI has been committed to providing products and services to our customers in a safe and environmentally responsible manner. We take pride in being a good corporate citizen in the communities in which we operate around the world; and we endeavor to provide value to our shareholders in a sustainable manner.

This year, MTI will publish its first Sustainability Report. We began preparation for this report with a review of the three core elements of sustainability–environmental, social and economic–for the period 2006 to 2008. Compilation of this information provided us with a more detailed understanding of the impacts of our operations, products and services, and will serve as a benchmark against which to evaluate future improvements.

During the preparation of this report, we not only learned more about the environmental, social and economic impacts of our company, but we also identified additional opportunities for meeting the expectations of our employees, customers, shareholders and other stakeholders. The information and experience we have gained during the preparation of this initial report will be used to help MTI better define what sustainability means for our company and to develop goals for future improvements in all areas of our operations. The initial report will be published on the MTI website www.mineralstech.com in May.

of the business, Paper PCC will increase its focus and dedication to getting a better return from better optimizing the delivery of existing shapes and sizes.

Macro: Paper PCC is exploring the development model of satellite facilities themselves, in recognition of competitors who, says Monagle, "just to secure the business relationship, have shown a willingness to put in satellites at a return that MTI shareholders would find unacceptable." Paper PCC's mandate is to redesign the process at lower capital cost through creative engineering and low-cost country sourcing. From a product standpoint, filler-fiber composites continue to offer the greatest potential for top-line growth. "Our belief in filler-fiber composites is such that in a time when all spending is under the microscope and the general proviso is to cut, we plan on increasing our expenditure for the filler-fiber program," says Monagle. Customer discussions continue to progress towards commercialization.

need to refresh that pipeline and we're concentrating on tapping into the innate creativity in this organization as well as exploring and experimenting with ideas that come from outside the company. We are confident that these new ideas, processed through the creative science for which we are known, will help us meet the emerging realities of the marketplace."

Foremost among the challenges facing Paper PCC going forward is the slowdown in the paper industry as a result of the global recession. The worldwide paper industry has consolidated a great deal in the last few years and further contractions among current customers cannot be ruled out. Printing and writing papers are in decline in North America and Western Europe but are maintaining about a 5-percent growth trend in Asia, where the business unit is concentrating much of its effort. "Much of our established customer base is stressed due to the economic downturn,"

We will emerge from this downturn stronger and be able to take advantage of our innovative talents to assure future growth at a return our shareholders expect.

Last year also featured a small but meaningful triumph for Paper PCC's groundwood program in the form of the Velacarb® PCC particle, produced for a major customer in Finland. "Though groundwood paper will constitute a lower part of our success than our traditional freesheet business," says O'Keeffe, "it was still a nice 'win' in a niche area we've worked hard to penetrate."

Further widening the lens, there is Paper PCC's commitment to "technology road mapping": a matrix that balances customers' needs against Paper PCC's existing capabilities with the goal of commercializing any untapped opportunities that arise from areas of intersection. This "road map" also provides a framework for longer-term R&D initiatives.

"Our goal is to develop better processes that deliver these incremental wins," concludes Monagle. "We know we

says Monagle. "And, the horizon for all of these factors to resolve into a more stable business climate is uncertain. That said, we are better focused on what we need to do, not only to manage through this recession, but for the long term. We are a leaner organization with a more engaged workforce. We will emerge from this downturn stronger and be able to take advantage of our innovative talents to assure future growth at a return our shareholders expect."





MINTEQ: ADJUSTING TO TODAY'S REALITIES

For the better part of 2008, Minteq International was well on its way to a record-breaking year built upon a pivotal strategy of providing value-added, integrated solutions to a growing international customer base. Minteq's fully integrated service provides people, laser measurement, application equipment and advanced materials to the steel industry to maintain its furnaces and molten metal handling equipment. For the first three quarters of the year, the worldwide steel industry was on a strong growth track but came to an abrupt halt in the fourth quarter when the fiscal crisis and subsequent economic collapse caused steel production to drop severely.

"In November and December, we experienced production levels that have not been seen in the steel industry since the 1980s: One million tons of steel a week in the U.S., which is 50 percent off the highs from August to September," says Bill Wilkins, Senior Vice President & Managing Director, Minteq International. "In Europe, steel production dropped 25 percent both year-to-year and compared to third-quarter 2008. Key steel makers like ArcelorMittal, ThyssenKrupp, Tata and AK rapidly drew down their inventories in a way that I've never seen before." Accordingly, overall refractory sales in the fourth quarter plummeted to one-half the third quarter figure, and Minteq ended the year running at less than 40 percent capacity.

Raw material prices were another challenge Minteq had to face in 2008. Beginning in the summer, Minteq's delivered raw-materials costs jumped by as much as 350 percent, benchmarked to mid-year 2007 prices. Magnesium oxide, the primary raw material obtained from China and the key ingredient in gunning mix formulations, soared to unprecedented price levels.

Minteq was able to offset its supply issues in large part through a value pricing strategy that enabled operating margins to remain at sound levels while also supporting growth opportunities. Throughout much of 2008, "the weak dollar created an opportunity for the U.S. to become a net-exporter of steel," says Wilkins. "Steel makers optimized their production runs to make as much steel as possible, which in turn enabled us to run long campaigns with our refractory materials and gunning equipment."

From a product standpoint, the key contributors to profitability were Minteq's metallurgical wire and equipment lines, notably laser units sold in India and Asia as a whole. Minteq's wire and laser products are expected to continue to provide new growth opportunities in emerging economies, and the business unit is at work on continual refinements to those lines.

The company's emphasis on Continuous Improvement also began to show some results. Through the adoption of 5S, Daily Management Control and Standardized Work, Minteq saw improvement in defect rates and customer satisfaction as the year progressed. Hand-in-hand with Continuous Improvement are the safety gains the business unit has seen. A heightened level of safety awareness and workforce training were the major contributing factors to reducing injury rates in 2008. Lost workday injuries were 1.4 injuries for 200,000 hours worked compared with a three-year average of 2.4.

There has also been some ground gained with steel makers in China. Says Wilkins: "Our reputation and value-added products are beginning to gain traction in the Chinese marketplace and this year we have had some success at winning blast-furnace jobs in addition to business in our customary product lines."



However, a more orderly and sustainable growth curve requires a permanent solution to Minteq's supply-chain challenges. The goal is to be at least 70-percent self-sufficient in Europe, and turning to Chinese material only when no other alternatives are available. The business unit sees two chief options for achieving this self-sufficiency, the first being vertical integration. Minteq is optimizing its ASMAS operation in Turkey, which has on-site mining deposits, and has commissioned a third kiln, now fully operational. In addition, Minteq is exploring long-term supply agreements with other producers. "We are now mining for magnesium oxide through licenses that we have acquired," says Wilkins, "and are continually investigating acquisitions or key alliances that offer a more sustainable flow of materials. In all regions where we operate, we are applying R&D to the challenge of using less magnesium oxide or developing suitable alternatives. We are focused on reformulating our refractory products to help reduce cost while sustaining quality and targeted customer performance requirements."

That reformulation may extend to the business model itself, as Minteq continues to evaluate Minteq operations with an eye toward consolidating capacity or restructuring as needed to confront today's realities and adjust to the demand reductions from our customers.

Minteq is better positioned than many competitors, and in the near term, it will continue to deploy cost-effective process improvements and aggressively pursue market share opportunistically but consistent with its long-term strategic objectives. The business holds a strong position in North American basic oxygen furnaces, has solid inroads into emerging markets, and an ideal slate of products for margin-minded steel makers seeking to minimize equipment downtime and reduce costs. Minteq will also reap a large portion of the savings associated with initiating major personnel reductions in late 2008 as customers reduced their requirements. In addition, the implementation of rapid process improvements along with drawing down the business unit's inventory will improve working capital in 2009.

Looking ahead, Minteq will continue to execute the strategies that brought improved results for the first three quarters of 2008, and will continue to pull the necessary levers to manage through this recession. "Although 2009, presents us with many uncertainties and unique challenges," says Wilkins. "We need to keep in mind that we serve an essential industry, where we supply value-added products and services. Steel is the core building block of global business and manufacturing. It's the first to go into recession, but it's the first to come out, and we will be well positioned to take advantage of that upturn."

Looking ahead, Minteq will continue to execute the strategies that brought improved results for the first three quarters of 2008, and will continue to pull the necessary levers to manage through this recession.




BAOSTEEL
MEISHAN
梅山钢铁公司
采购部

PERFORMANCE MINERALS: MINE TO MARKET

Coming off a difficult year in 2007 as a result of weak construction and automotive markets, Performance Minerals trimmed it sails to better weather the storm in those same industries in 2008. Shedding underperforming businesses and operations that depended upon imported ore sources, the business unit adopted "mine-to-market" as its overarching philosophy and strategic intent. This strategy emphasizes the cost-effective and sustainable use of native resources such that customer satisfaction begins and ends with Performance Minerals' mines. And, it provides the added benefit of reducing both inventory and trucking costs, while enhancing customer intimacy.

With housing starts in 2008 at less than half the peak rate from 2005, and the U.S. auto industry logging its worst year in decades, it is not surprising the business unit would finish the year running at 50 percent capacity. "We're tied 75 percent to construction and 10 to15 percent to automotive," says Doug Mayger, Vice President and Manager Director, Performance Minerals. "This resulted in volume declines throughout the year."

Even within a generally gray landscape, however, there were important bright spots. For one, Performance Minerals' aggressive marketing yielded $3 million in new business. "When your base business is down 30 percent," says Mayger, "it may not seem like much that you've won some market share from your competitors. Still, we feel that's significant in terms of our competitive position and greater revenue potential going forward."

The linkage between internal efficiency and external performance has never been clearer in Performance Minerals. Noting that all Performance Minerals' plants have now gone at least one year without a lost-time accident, Mayger emphasizes that safer, cleaner, more efficient workplaces strip waste from the system and lessen the time required to get products to market. This streamlining in 2008 also enabled Performance Minerals to break out of its customary sales radius and cast a wider net from its four U.S. mines.

Ground calcium carbonate (GCC) for glassmaking is a case in point. Traditionally sold at a limit of 300 miles from the home facility, orders are now taken 500 miles out. "We were successful at offering customers a value equation that offset the freight charges, even early in the year when those charges were at their highest," says Mayger. "As internal costs go down further, our reach increases."

Recent moderations in shipping costs now enable the business unit to extend its geographical reach even farther, and GCC for glassmaking continues to offer further opportunities for growth. "There are customers on both coasts who can derive benefit from our unique and



sophisticated chemistry and particle-size distribution," says Mayger. Here again, Performance Minerals has a natural competitive advantage—in the most literal sense—thanks to the high quality of its limestone.

"We're very fortunate to have mines that are in excellent shape with good reserves," says Mayger. "It becomes easier to engineer particles and meet customer needs or even anticipate them, because we control the natural source. Some of our competitors have to rely on others for this." In keeping with that mine-to-market emphasis, much of the innovation will be focused on getting maximum return from an existing asset base, either by adding customer value or reducing the cost of manufacturing.

"We're reacting much more quickly to the market and incorporating an element of 'voice of the customer' to deliver the product that best suits each customer's needs," says Patrick Wernett, Director of R&D, Performance Minerals. "And our reduced new product development time is clearly making an impact."

enhances the properties of today's advanced plastics. "Normally in plastics you get impact resistance or stiffness," says Wernett. "EMforce® offers both."

EMforce® Polyolefin targets petroleum-based plastics typically used in automotive dashboards and consoles, as well as in common consumer appliances. EMforce® Bio is intended for biopolymers, which are often fabricated from corn or biomass and are the foundation of an array of consumer products that are manufactured to be biodegradable. Performance Minerals has had early interest from niche manufacturers of compostable plates and garbage bags, and continues to believe that the broad potential market for EMforce® products will be significant.

People continue to be the lynchpin of this business as the Operations Excellence initiatives and high-performance work systems have revolutionized workplace processes by driving most day-to-day functions to the equipment operators, thus freeing supervisory personnel to focus on longer-range planning, customer-trend analysis and needs, and knowledge sharing. Performance Minerals expects this effort to yield significant improvements in such metrics as tons-per-employee and revenue-per-employee hour.

EMforce® Polyolefin targets petroleum-based plastics typically used in automotive dashboards and consoles, as well as in common consumer appliances. EMforce® Bio is intended for biopolymers, which are often fabricated from corn or biomass and are the foundation of an array of consumer products that are manufactured to be biodegradable.

New product lines are also designed to capitalize on today's eco-friendly initiatives, which place a premium on renewable/biodegradable products. Performance Minerals limestone products offer advantages in energy-conserving roofing and floor tiles; as soil amplifiers or "sun block" for crops; and as a desulphurization agent to remove sulphur dioxide (SO2) at coal firing operations such as power plants.

Such uses gain increasing traction with customers as state governments and Washington build more green standards into the bid system. Mayger: "Consider cool-roof standards: If the mandates say a tile has to meet a certain percentage of renewable resources, a customer won't even get a chance to bid on a contract if his product isn't compliant." Processed Minerals continues to feel confident about the prospects for the EMforce® line, which exponentially

"We will be a much more efficient organization when we come out of this," says Mayger. "We'll be ideally positioned to capitalize on the comeback in our core markets."



BOARD OF DIRECTORS

Joseph C. Muscari
Chairman of the Board, Chief Executive Officer

Paula H. J. Cholmondeley
Chief Executive Officer
The Sorrel Group

Duane R. Dunham
Former President and Chief Executive Officer
Bethlehem Steel Corporation

Steven J. Golub
Vice Chairman, Chairman of the Financial Advisory Group and Managing Director
Lazard Frères & Co. LLC

Kristina M. Johnson
Provost and Senior Vice President for Academic Affairs
The Johns Hopkins University

Michael F. Pasquale
Business Consultant, Retired Executive Vice President and Chief Operating Officer
Hershey Foods Corporation

John T. Reid
Retired Chief Technological Officer,
Colgate Palmolive Company

William C. Stivers
Retired Executive Vice President and Chief Financial Officer
Weyerhaeuser Company

STOCK LISTINGS

Minerals Technologies Common Stock is listed on the New York Stock Exchange (NYSE) under the symbol MTX.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, N. A.
P.O. Box 43078
Providence, RI 02940-3078

CERTIFICATIONS

The Company's chief executive officer submitted the certification required by Section 303A.12(a) of the NYSE Listed Company Manual certifying without qualification to the NYSE that he is not aware of any violations by the Company of NYSE corporate governance listing standards as of June 25, 2008. The Company also filed as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2008, the certifications required by Section 302 of the Sarbanes- Oxley Act regarding the quality of the Company's public disclosure.

CORPORATE OFFICERS

Joseph C. Muscari *
Chairman and Chief Executive Officer

Douglas T. Dietrich *
Vice President, Corporate Development and Treasury

Kirk G. Forrest *
Vice President, General Counsel and Secretary

D. Randy Harrison *
Senior Vice President, Organization and Human Resources

D.J. Monagle III *
Senior Vice President and Managing Director, Paper PCC

Douglas W. Mayger *
Vice President and Managing Director, Performance Minerals

John A. Sorel *
Senior Vice President and Chief Financial Officer

William J.S. Wilkins *
Senior Vice President and Managing Director, Minteq International

Michael A. Cipolla
Vice President, Corporate Controller and Chief Accounting Officer

William A. Kromberg
Vice President, Taxes

* Member, MTI Leadership Council

INVESTOR RELATIONS

Security analysts and investment professionals should direct their business-related inquiries to:

Rick B. Honey
Vice President, Investor Relations/
Corporate Communications
Minerals Technologies Inc.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0002
212-878-1831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission file number 1-3295

MINERALS TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**25-1190717** (I.R.S. Employer Identification Number)
The Chrysler Building **405 Lexington Avenue** **New York, New York** (Address of principal executive office)	**10174-0002** (Zip Code)

(212) 878-1800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

Indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of " large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ] Non- accelerated Filer [ ] Smaller Reporting Company [ ]

(Do not check if smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes [ ] No [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based upon the closing price at which the stock was sold as of June 30, 2008, was approximately $847 million. Solely for the purposes of this calculation, shares of common stock held by officers, directors and beneficial owners of 10% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 6, 2009, the Registrant had outstanding 18,692,557 shares of common stock, all of one class.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement dated April 6, 2009	Part III

MINERALS TECHNOLOGIES INC.
2008 FORM 10-K ANNUAL REPORT
Table of Contents

PART I

Item 1. Business

Minerals Technologies Inc. (the "Company") is a resource- and technology-based company that develops, produces and markets worldwide a broad range of specialty mineral, mineral-based and synthetic mineral products and supporting systems and services. The Company has two reportable segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells the synthetic mineral product precipitated calcium carbonate ("PCC") and processed mineral product quicklime ("lime"), and mines mineral ores then processes and sells natural mineral products, primarily limestone and talc. This segment's products are used principally in the paper, building materials, paint and coatings, glass, ceramic, polymer, food, automotive and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory materials and specialty products, services and application and measurement equipment, and calcium metal and metallurgical wire products. Refractories segment products are primarily used in high-temperature applications in the steel, non-ferrous metal and glass industries.

The Company maintains a research and development focus. The Company's research and development capability for developing and introducing technologically advanced new products has enabled the Company to anticipate and satisfy changing customer requirements, creating market opportunities through new product development and product application innovations.

Specialty Minerals Segment

PCC Products and Markets

The Company's PCC product line net sales were $605.7 million, $602.6 million and $557.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company's sales of PCC have been, and are expected to continue to be, made primarily to the printing and writing papers segment of the paper industry. The Company also produces PCC for sale to companies in the polymer, food and pharmaceutical industries. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PCC Products - Paper

In the paper industry, the Company's PCC is used:

- As a filler in the production of coated and uncoated wood-free printing and writing papers, such as office papers;
- As a filler for coated and uncoated groundwood (wood-containing) paper such as magazine and catalog papers; and
- As a coating pigment for both wood-free and groundwood papers.

The Company's Paper PCC product line net sales were $547.2 million, $542.0 million and $500.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Approximately 44% of the Company's sales consists of PCC sold to papermakers at "satellite" PCC plants. A satellite PCC plant is a PCC manufacturing facility located at a paper mill, thereby eliminating costs of transporting PCC from remote production sites to the paper mill. The Company believes the competitive advantages offered by improved economics and superior optical characteristics of paper produced with PCC manufactured by the Company's satellite PCC plants resulted in substantial growth in the number of the Company's satellite PCC plants since the first such plant was built in 1986. For information with respect to the locations of the Company's PCC plants as of December 31, 2008, see Item 2, "Properties," below.

The Company currently manufactures several customized PCC product forms using proprietary processes. Each product form is designed to provide optimum balance of paper properties including brightness, opacity, bulk, strength and improved printability. The Company's research and development and technical service staffs focus on expanding sales from its existing and potential new satellite PCC plants as well as developing new technologies for new applications. These technologies include, among others, acid-tolerant ("AT®") PCC, which allows PCC to be introduced to the large wood-containing segment of the printing and writing paper market, and OPACARB® PCC, a family of products for paper coating.

The Company owns, staffs, operates and maintains all of its satellite PCC facilities, and owns or licenses the related technology. Generally, the Company and its paper mill customers enter into long-term evergreen agreements, initially ten years in length, pursuant to which the Company supplies substantially all of the customer's precipitated calcium carbonate filler requirements. The Company is generally permitted to sell to third-parties PCC produced at a satellite plant in excess of the host paper mill's requirement.

The Company also sells a range of PCC products to paper manufacturers from production sites not associated with paper mills. These merchant facilities are located at Adams, Massachusetts; Lifford, England; and Walsum, Germany.

PCC Markets - Paper

Uncoated Wood-Free Printing and Writing Papers - North America. Beginning in the mid-1980's, as a result of a concentrated research and development effort, the Company's satellite PCC plants facilitated the conversion of a substantial percentage of North American uncoated wood-free printing and writing paper producers to lower-cost alkaline papermaking technology. The Company estimates that during 2008, more than 90% of North American uncoated wood-free paper was produced employing alkaline technology. Presently, the Company owns and operates 19 commercial satellite PCC plants located at paper mills that produce uncoated wood-free printing and writing papers in North America.

Uncoated Wood-Free Printing and Writing Papers - Outside North America. The Company estimates the amount of uncoated wood-free printing and writing papers produced outside of North America at facilities that can be served by satellite and merchant PCC plants is more than twice as large (measured in tons of paper produced) as the North American uncoated wood-free paper market currently served by the Company. The Company believes that the superior brightness, opacity and bulking characteristics offered by its PCC products allow it to compete with suppliers of ground limestone and other filler products outside of North America. Presently, the Company owns and operates 24 commercial satellite PCC plants located at paper mills that produce uncoated wood-free printing and writing papers outside of North America.

Uncoated Groundwood Paper. The uncoated groundwood paper market, including newsprint, represents approximately 35% of worldwide paper production. Paper mills producing wood-containing paper still generally employ acid papermaking technology. The conversion to alkaline technology by these mills has been hampered by the tendency of wood-containing papers to darken in an alkaline environment. In an attempt to introduce PCC to the wood-containing segments of the paper industry, the Company has developed and patented a system for the manufacture of high-quality groundwood paper in an acidic environment using PCC (AT® PCC). Furthermore, as groundwood or wood-containing paper mills use larger quantities of recycled fiber, there is a trend toward the use of neutral papermaking technology in this segment for which the Company presently supplies traditional PCC chemistries. The Company now supplies PCC to approximately 27 paper machines at about 14 groundwood paper mills around the world and licenses its technology to a ground calcium carbonate producer to help accelerate the conversion from acid to alkaline papermaking.

Coated Paper. The Company continues to pursue satellite PCC opportunities in coated paper markets where our products provide unique performance and/or cost reduction benefits to papermakers and printers. Our Opacarb product line is designed to create value to the paper maker and can be used alone or in combination with other coating pigments. PCC coating products are produced at 10 of the Company's PCC plants worldwide.

Specialty PCC Products and Markets

The Company also produces and sells a full range of dry PCC products on a merchant basis for non-paper applications. The Company's Specialty PCC product line net sales were $58.5 million, $60.6 million and $56.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company sells surface-treated and untreated grades of PCC to the polymer industry for use in automotive and construction applications, and to the adhesives and printing inks industries. The Company's PCC is also used by the food and pharmaceutical industries as a source of bio-available calcium in tablets and foodstuffs, as a buffering agent in tablets, and as a mild abrasive in toothpaste. The Company produces PCC for specialty applications from production sites at Adams, Massachusetts and Lifford, England.

Processed Minerals - Products and Markets

The Company mines and processes natural mineral products, primarily limestone and talc. The Company also manufactures lime, a limestone-based product. The Company's net sales of processed mineral products were $110.7 million, $114.0 million and $118.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. Net sales of talc products were $35.9 million, $37.3 million and $38.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. Net sales of ground calcium carbonate ("GCC") products, which are principally lime and limestone, were $74.8 million, $76.7 million and $79.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Lime produced at the Company's Adams, Massachusetts, and Lifford, United Kingdom, facilities is used primarily as a raw material for the manufacture of PCC at these sites and at some satellite PCC plants, and is sold commercially to various chemical and other industries.

The Company mines and processes GCC products at its reserves in the eastern and western parts of the United States. GCC is used and sold in the construction, automotive and consumer markets.

The Company mines, beneficiates and processes talc at its Barretts site, located near Dillon, Montana. Talc is sold worldwide in finely ground form for ceramic applications and in North America for paint and coatings and polymer applications. Because of the exceptional chemical purity of the Barretts ore, a significant portion of worldwide automotive catalytic converter ceramic substrates contain the Company's Barretts talc.

The Company's natural mineral products are supported by the Company's limestone reserves located in the western and eastern parts of the United States, and talc reserves located in Montana. The Company estimates these reserves, at current usage levels, to be in excess of 30 years at its limestone production facilities and in excess of 20 years at its talc production facility.

Refractories Segment

Refractory Products and Markets

Refractories Products

The Company offers a broad range of monolithic and pre-cast refractory products and related systems and services. The Company's Refractory segment net sales were $395.8 million, $361.1 million and $347.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Refractory product sales are often supported by Company-supplied proprietary application equipment and on-site technical service support. The Company's proprietary application equipment is used to apply refractory materials to the walls of steel-making furnaces and other high temperature vessels to maintain and extend their useful life. Net sales of refractory products, including those for non-ferrous applications, were $320.8 million, $290.5 million and $264.6 million for the years ended December 31, 2008, 2007 and 2006. The Company's proprietary application system, such as its MINSCAN®, allow for remote-controlled application of the Company's refractory products in steel-making furnaces, as well as in steel ladles and blast furnaces. Since the steel-making industry is characterized by intense price competition, which results in a continuing emphasis on increased productivity, these application systems and the technologically advanced refractory materials developed in the Company's research laboratories have been well accepted by the Company's customers. These products allow steel makers to improve their performance through, among other things, the application of monolithic refractories to furnace linings while the furnace is at operating temperature, thereby eliminating the need for furnace cool-down periods and steel-production interruption. The result is a lower overall cost for steel produced by steel makers.

The Company's experienced technical service staff and advanced application equipment provide customers assurance that they will achieve their desired productivity objectives. The Company's technicians are also able to conduct laser measurement of refractory wear, sometimes in conjunction with robotic application tools, to improve refractory performance at many customer locations. The Company believes that these services, together with its refractory product offerings, provide it with a strategic marketing advantage.

Over the past several years the Refractories segment has continued to increase its growth due to its ability to reformulate its products and application technology to maintain its competitive advantage in the market place. Some of the new products the Company has introduced in the past few years include:

- HOTCRETE®: High durability shotcrete products for applications of high temperatures in ferrous applications such as steel ladles;
- FASTFIRE®: High durability castable and shotcrete products in the non-ferrous and ferrous industries with the added benefit of rapid dry-out capabilities;
- OPTIFORM®: A system of products and equipment for the rapid continuous casting of refractories for applications such as steel ladle safety linings;
- ENDURATEQ®: A high durability refractory shape for glass contact applications such as plungers and orifice rings; and
- DECTEQ™: A system for the automatic control of electrical power feeding electrodes used in electric arc steel making furnaces.

The Company has also expanded its refractories business through selective acquisitions over the past several years. These acquisitions have increased both the breadth of the product lines and markets served by the Refractories segment.

Refractories Markets

The principal market for the Company's refractory products is the steel industry. Management believes that certain trends in the steel industry will continue to provide growth opportunities for the Company. These trends include rapid growth and quality improvements in select geographic regions (e.g., China, Eastern Europe and India) the development of improved manufacturing processes such as thin-slab casting, the trend in North America to shift production from integrated mills to electric arc furnaces (mini-mills) and the ever-increasing need for improved productivity and longer lasting refractories.

The Company sells its refractory products in the following markets:

Steel Furnace. The Company sells gunnable monolithic refractory products and application systems to users of basic oxygen furnaces and electric furnaces for application on furnace walls to prolong the life of furnace linings.

Other Iron and Steel. The Company sells monolithic refractory materials and pre-cast refractory shapes for iron and steel ladles, vacuum degassers, continuous casting tundishes, blast furnaces and reheating furnaces. The Company offers a full line of materials to satisfy most continuous casting refractory applications. This full line consists of gunnable materials, refractory shapes and permanent linings.

Industrial Refractory Systems. The Company sells refractory shapes and linings to non-steel refractories consuming industries including glass, cement, aluminum and petrochemicals, power generation and other non-steel industries. The Company also produces a specialized line of carbon composites and pyrolitic graphite primarily sold under the PYROID® trademark, primarily to the aerospace and electronics industries.

Metallurgical Products and Markets

The Company produces a number of other technologically advanced products for the steel industry, including calcium metal, metallurgical wire products and a number of metal treatment specialty products. Net sales of metallurgical products were $75.0 million, $70.6 million and $83.3 million for the years ended December 31, 2008, 2007 and 2006. The Company manufactures calcium metal at its Canaan, Connecticut, facility and purchases calcium in international markets. Calcium metal is used in the manufacture of the Company's PFERROCAL® solid-core calcium wire, and is also sold for use in the manufacture of batteries and magnets. The Company sells metallurgical wire products and associated wire-injection equipment for use in the production of high-quality steel. These metallurgical wire products are injected into molten steel to improve castability and reduce imperfections. The steel produced is used for high-pressure pipeline and other premium-grade steel applications.

Marketing and Sales

The Company relies principally on its worldwide direct sales force to market its products. The direct sales force is augmented by technical service teams that are familiar with the industries to which the Company markets its products, and by several regional distributors. The Company's sales force works closely with the Company's technical service staff to solve technical and other issues faced by the Company's customers. The Company's technical service staff assists paper producers in ongoing evaluations of the use of PCC for paper coating and filling applications. In the Refractory segment, the Company's technical service personnel advise on the use of refractory materials, and, in many cases pursuant to service agreements, apply the refractory materials to the customers' furnaces and other vessels. Continued use of skilled technical service teams is an important component of the Company's business strategy.

The Company works closely with its customers to ensure that their requirements are satisfied, and it often trains and supports customer personnel in the use of the Company's products. The Company conducts domestic marketing and sales from Bethlehem, Pennsylvania, and from regional sales offices in the eastern and western United States. The Company's international marketing efforts are directed from regional centers located in Brussels, Belgium; Sao Jose Dos Campos, Brazil; and Shanghai, China. The Company believes its processed minerals are at regional locations that satisfy the stringent delivery requirements of the industries they serve. The Company also believes that its worldwide network of sales personnel and manufacturing sites facilitates the continued international expansion.

Raw Materials

The Company's ability to achieve anticipated results depends in part on having an adequate supply of raw materials for its manufacturing operations, particularly lime and carbon dioxide for the PCC product line, magnesia and alumina for its Refractory operations, and on having adequate access to ore reserves at its mining operations.

The Company uses lime in the production of PCC and is a significant purchaser of lime worldwide. Generally, lime is purchased under long-term supply contracts from unaffiliated suppliers located in close geographic proximity to the Company's PCC plants.

The principal raw materials used in the Company's monolithic refractory products are refractory-grade magnesia and various forms of aluminasilicates. The Company also purchases calcium metal, calcium silicide, graphite, calcium carbide and various alloys for use in the production of metallurgical wire products and uses lime and aluminum in the production of calcium metal. The Company purchases a significant portion of its magnesia requirements from sources in China. High demand for bulk raw materials from China has caused price increases of some key raw materials which ultimately could affect the Company's sales to its customers. In addition, higher transportation costs have also increased the delivered cost of raw materials imported from China to North America and Europe. We continue to rely on China for the majority of our magnesium oxide and may be subject to uncertainty in availability and cost.

Competition

The Company is continually engaged in efforts to develop new products and technologies and refine existing products and technologies in order to remain competitive and to position itself as a market leader.

With respect to its PCC products, the Company competes for sales to the paper industry with other minerals, such as GCC and kaolin, based in large part upon technological know-how, patents and processes that allow the Company to deliver PCC that it believes imparts gloss, brightness, opacity and other properties to paper on an economical basis. The Company is the leading manufacturer and supplier of PCC to the paper industry.

The Company competes in sales of its limestone and talc based primarily upon quality, price, and geographic location.

With respect to the Company's refractory products, competitive conditions vary by geographic region. Competition is based upon the performance characteristics of the product (including strength, consistency and ease of application), price, and the availability of technical support.

Research and Development

Many of the Company's product lines are technologically advanced. Our expertise in inorganic chemistry, crystallography and structural analysis, fine particle technology and other aspects of materials science apply to and support all of our product lines, the Company's business strategy for continued growth in sales and profitability depends, to a large extent, on the continued success of its research and development activities. Among the significant achievements of the Company's research and development efforts have been: the satellite PCC plant concept; PCC crystal morphologies for paper coating; AT® PCC for wood-containing papers; the development of FASTFIRE® and OPTIFORM® shotcrete refractory products; LACAM® laser-based refractory measurement systems; and the MINSCAN® and HOTCRETE® application systems and EMforce® for the Processed Minerals and Specialty PCC product lines.

Going forward, the Company will continue to develop its filler-fiber composite material, which would increase filler levels in uncoated freesheet paper to upwards of 30%. This product remains in development and is now in large-scale trials with customers. The Company will also continue to reformulate its refractory materials to be more competitive, and will also continue development of unique calcium carbonates for use in novel biopolymers.

For the years ended December 31, 2008, 2007 and 2006, the Company spent approximately \$23.1 million, \$26.3 million and \$27.8 million, respectively, on research and development. The Company's research and development spending for 2008 was approximately 2.1% of net sales.

The Company maintains its primary research facilities in Bethlehem and Easton, Pennsylvania. It also has research and development facilities in China, Finland, Germany, Ireland, Japan and Turkey. Approximately 91 employees worldwide are engaged in research and development. In addition, the Company has access to some of the world's most advanced papermaking and paper coating pilot facilities.

Patents and Trademarks

The Company owns or has the right to use approximately 339 patents and approximately 785 trademarks related to its business. The Company believes that its rights under its existing patents, patent applications and trademarks are of value to its operations, but no one patent, application or trademark is material to the conduct of the Company's business as a whole.

Insurance

The Company maintains liability and property insurance and insurance for business interruption in the event of damage to its production facilities and certain other insurance covering risks associated with its business. The Company believes such insurance is adequate for the operation of its business. There is no assurance that in the future the Company will be able to maintain the coverage currently in place or that the premiums will not increase substantially.

Employees

At December 31, 2008, the Company employed 2,522 persons, of whom 1,250 were employed outside of the United States.

Environmental, Health and Safety Matters

The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the environment and health and safety. Certain of the Company's operations involve and have involved the use and release of substances that have been and are classified as toxic or hazardous within the meaning of these laws and regulations. Environmental operating permits are, or may be, required for certain of the Company's operations and such permits are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. The Company believes its operations are in substantial compliance with these laws and regulations and that there are no violations that would have a material effect on the Company. Despite these compliance efforts, some risk of environmental and other damage is inherent in the Company's operations, as it is with other companies engaged in similar businesses, and there can be no assurance that material violations will not occur in the future. The cost of compliance with these laws and regulations is not expected to have a material adverse effect on the Company. The Company obtained indemnification for certain potential environmental, health and safety liabilities under agreements entered into between the Company and Pfizer Inc ("Pfizer") or Quigley Company, Inc., a wholly-owned subsidiary of Pfizer, in connection with the initial public offering of the Company in 1992. See "Certain Relationships and Related Transactions" in Item 13.

Available Information

The Company maintains an internet website located at http://www.mineralstech.com. It makes its reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, as well as its Proxy Statement and filings under Section 16 of the Securities Exchange Act of 1934, available free of charge through the Investor Relations page of its website, as soon as reasonably practicable after they are filed with the Securities and Exchange Commission ("SEC"). Investors may access these reports through the Company's website by navigating to "Investor Relations" and then to "SEC Filings."

Item 1A. Risk Factors

The disclosure and analysis set forth in this report contains certain forward-looking statements, particularly statements relating to future actions, future performance or results of current and anticipated products, sales efforts, expenditures, and financial results. From time to time, the Company also provides forward-looking statements in other publicly-released materials, both written and oral. Forward-looking statements provide current expectations and forecasts of future events such as new products, revenues and financial performance, and are not limited to describing historical or current facts. They can be identified by the use of words such as "expects," "plans," "anticipates," and other words and phrases of similar meaning.

Forward-looking statements are necessarily based on assumptions, estimates and limited information available at the time they are made. A broad variety of risks and uncertainties, both known and unknown, as well as the inaccuracy of assumptions and estimates, can affect the realization of the expectations or forecasts in these statements. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

The Company undertakes no obligation to update any forward-looking statements. Investors should refer to the Company's subsequent filings under the Securities Exchange Act of 1934 for further disclosures.

As permitted by the Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statements which identify factors that could cause the Company's actual results to differ materially from historical and expected results. It is not possible to foresee or identify all such factors. Investors should not consider this list an exhaustive statement of all risks, uncertainties and potentially inaccurate assumptions.

- ***Declining General Economic, Business, or Industry Conditions***

  Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the global economy and expectations of slower global economic growth going forward. These factors, combined with volatile raw material prices, declining global business, declining consumer confidence and increased unemployment, have precipitated an economic slowdown and a recession. If the economic climate in the U.S. or abroad continues to deteriorate, customers or potential customers could reduce or delay their growth and investments, which could impact the Company's global business, its ability to collect customer receivables, its worldwide pension assets and ultimately decrease the Company's net revenue and profitability.

- ***Growth Rate***

  Sales and income growth of the Company depends upon a number of uncertain events, including the outcome of the Company's strategies of increasing its penetration into geographic markets such as Asia and Europe; increasing its penetration into product markets such as the market for paper coating pigments and the market for groundwood paper pigments; increasing sales to existing PCC customers by increasing the amount of PCC used per ton of paper produced; developing, introducing and selling new products such as filler-fiber composite materials for the paper industry; and acquisitions. Difficulties, delays or failure of any of these strategies could affect the future growth rate of the Company.

- ***Contract Renewals***

  Generally, the Company's sales of PCC are pursuant to long-term evergreen agreements, initially ten years in length, with paper mills where the Company operates satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite plant. However, failure of a number of the Company's customers to renew or extend existing agreements on terms as favorable to the Company as those currently in effect could have a substantial adverse effect on the Company's results of operations, and could also result in impairment of the assets associated with the PCC plant.

- ***Consolidation in Customer Industries, Principally Paper and Steel***

  Several consolidations in the paper industry have taken place in recent years. These consolidations could result in partial or total closure of some paper mills where the Company operates PCC satellites. Such closures would reduce the Company's sales of PCC, except to the extent that they resulted in shifting paper production and associated purchases of PCC to another location served by the Company. Similarly, following a string of bankruptcies, consolidations have occurred in the steel industry. Such consolidations in the two major industries we serve concentrate purchasing power in the hands of a smaller number of papermakers and steel manufacturers, enabling them to increase pressure on suppliers, such as the Company. This increased pressure could have an adverse effect on the Company's results of operations in the future.

- ***Litigation; Environmental Exposures***

  The Company's operations are subject to international, federal, state and local governmental, tax and other laws and regulations, and potentially to claims for various legal, environmental and tax matters. The Company is currently a party in various litigation matters. While the Company carries liability insurance, which it believes to be appropriate to its businesses, and has provided reserves for such matters, which it believes to be adequate, an unanticipated liability, arising out of such a litigation matter or a tax or environmental proceeding could have a material adverse effect on the Company's financial condition or results of operations.

  In addition, future events, such as changes in or modifications or interpretations of existing laws and regulations, or enforcement polices, or further investigation or evaluation of the potential health hazards of certain products, may give rise to additional compliance and other costs that could have a material adverse effect on the Company.

- ***New Products***

  The Company is engaged in a continuous effort to develop new products and processes in all of its product lines. Difficulties, delays or failures in the development, testing, production, marketing or sale of such new products could cause actual results of operations to differ materially from our expected results.

- ***Competition; Protection of Intellectual Property***

  The Company's ability to compete is based in part upon proprietary knowledge, both patented and unpatented. The Company's ability to achieve anticipated results depends in part on its ability to defend its intellectual property against inappropriate disclosure as well as against infringement. In addition, development by the Company's competitors of new products or technologies that are more effective or less expensive than those the Company offers could have a material adverse effect on the Company's financial condition or results of operations.

- ***Risks of Doing Business Abroad***

  As the Company expands its operations overseas, it faces increased risks of doing business abroad, including inflation, fluctuation in interest rates and currency exchange rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems, and other factors. Adverse developments in any of these areas could cause actual results to differ materially from historical and expected results.

- ***Availability of Raw Materials***

  The Company's ability to achieve anticipated results depends in part on having an adequate supply of raw materials for its manufacturing operations, particularly lime and carbon dioxide for the PCC product line, and magnesia and alumina for its Refractory operations and on having adequate access to ore reserves of appropriate quality at its mining operations. Unanticipated changes in the costs or availability of such raw materials, or in the Company's ability to have access to its ore reserves, could adversely affect the Company's results of operations.

- ***Cyclical Nature of Customers' Businesses***

  The majority of the Company's sales are to customers in industries which have historically been cyclical paper, steel and construction. The Company's exposure to variations in its customers' businesses has been reduced by the diversification of its portfolio of products and services; and by its geographic expansion. Also, the Company has structured some of its long-term satellite PCC contracts to provide a degree of protection against declines in the quantity of product purchased, since the price per ton of PCC generally rises as the number of tons purchased declines. In addition, many of the Company's product lines lower its customers' costs of production or increase their productivity, which should encourage them to use its products. In addition, our Processed Minerals and Specialty PCC product lines are impacted by the domestic building and construction markets. The residential component of this market is experiencing a significant slowdown which could adversely impact growth. However, a sustained economic downturn in one or more of the industries or geographic regions that the Company serves, or in the worldwide economy, could cause actual results of operations to differ materially from historical and expected results.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Set forth below is the location of, and the main customer served by, each of the Company's 52 satellite PCC plants as of December 31, 2008. Generally, the land on which each satellite PCC plant is located is leased at a nominal amount by the Company from the host paper mill pursuant to a lease, the term of which generally runs concurrently with the term of the PCC production and sale agreement between the Company and the host paper mill.

Location	Principal Customer
United States	
Alabama, Courtland	International Paper Company
Alabama, Jackson	Boise Inc.
Alabama, Selma	International Paper Company
Arkansas, Ashdown	Domtar Inc.
Florida, Pensacola	Georgia-Pacific Corporation (Koch Industries)
Kentucky, Wickliffe	NewPage Corporation
Louisiana, Port Hudson	Georgia-Pacific Corporation (Koch Industries)
Maine, Jay	Verso Paper Holdings LLC
Maine, Madison	Madison Paper Industries
Maine, Millinocket	Katahdin Paper Company LLC
Michigan, Quinnesec	Verso Paper Holdings LLC
Minnesota, Cloquet	Sappi Ltd.
Minnesota, International Falls	Boise Inc.
New York, Ticonderoga	International Paper Company
North Carolina, Plymouth	Domtar Inc.
Ohio, Chillicothe	P.H. Glatfelter Co.
Ohio, West Carrollton	Appleton Papers Inc.
South Carolina, Eastover	International Paper Company
Virginia, Franklin	International Paper Company
Washington, Camas	Georgia-Pacific Corporation (Koch Industries)
Washington, Longview	Weyerhaeuser Company

Location	Principal Customer
Washington, Wallula	Boise Inc.
Wisconsin, Kimberly	Appleton Coated
Wisconsin, Park Falls	Flambeau River Papers LLC
Wisconsin, Wisconsin Rapids	New Page Corporation
International	
Brazil, Guaiba	Aracruz Celulose S.A.
Brazil, Jacarei	Ahlstrom-VCP Industria de Papeis Especialis Ltda.
Brazil, Luiz Antonio	International Paper do Brasil Ltda.
Brazil, Mucuri	Suzano Papel e Celulose S. A.
Brazil, Suzano	Suzano Papel e Celulose S. A.
Canada, St. Jerome, Quebec	Cascades Fine Papers Group Inc.
Canada, Windsor, Quebec	Domtar Inc.
China, Dagang [1]	Gold East Paper (Jiangsu) Company Ltd.
China, Zhenjiang [1]	Gold East Paper (Jiangsu) Company Ltd.
China, Suzhou[1]	Gold HuaSheng Paper Company Ltd.
Finland, Äänekoski	M-real Corporation
Finland, Anjalankoski	Myllykoski Paper Oy
Finland, Tervakoski	Trierenberg Holding
France, Alizay	M-real Corporation
France, Docelles	UPM Corporation
France, Saillat Sur Vienne	International Paper Company
Germany, Schongau	UPM Corporation
Indonesia, Perawang[1]	PT Indah Kiat Pulp and Paper Corporation
Japan, Shiraoi[1]	Nippon Paper Group Inc.
Malaysia, Sipitang	Sabah Forest Industries Sdn. Bhd.
Mexico, Chihuahua	Copamex, S.A. de C.V.
Poland, Kwidzyn	International Paper – Kwidzyn, S.A
Portugal, Figueira da Foz[1]	Soporcel - Sociedade Portuguesa de Papel, S.A.
Slovakia, Ruzomberok	Mondi Business Paper SCP
South Africa, Merebank[1]	Mondi Paper Company Ltd.
Thailand, Namphong	Phoenix Pulp & Paper Public Co. Ltd.
Thailand, Tha Toom[1]	Advance Agro Public Co. Ltd.

[1]These plants are owned through joint ventures.

The Company also owned at December 31, 2008, 9 plants engaged in the mining, processing and/or production of lime, limestone, precipitated calcium carbonate and talc, and owned or leased approximately 20 refractory manufacturing facilities worldwide. The Company's corporate headquarters, sales offices, research laboratories, plants and other facilities are owned by the Company except as otherwise noted. Set forth below is certain information relating to the Company's plants and office and research facilities:

Location	Facility	Product Line
United States		
Arizona, Pima County	Plant; Quarry[1]	Limestone
California, Lucerne Valley	Plant; Quarry	Limestone
Connecticut, Canaan	Plant; Quarry	Limestone, Metallurgical Wire/Calcium
Indiana, Mt. Vernon	Plant[4]	Talc/Limestone
Indiana, Portage	Plant	Refractories/Shapes
Louisiana, Baton Rouge	Plant	Monolithic Refractories
Massachusetts, Adams	Plant; Quarry	Limestone, Lime, PCC
Montana, Dillon	Plant; Quarry	Talc
New Jersey, Old Bridge	Plant	Monolithic Refractories
New York, New York	Headquarters[2]	All Company Products
Ohio, Bryan	Plant	Monolithic Refractories
Ohio, Dover	Plant	Monolithic Refractories/Shapes
Pennsylvania, Bethlehem	Administrative Office; Research laboratories; Sales Offices	PCC, Lime, Limestone, Talc
Pennsylvania, Easton	Administrative Office; Research laboratories; Plant; Sales Offices	All Company Products

Location	Facility	Product Line
Pennsylvania, Slippery Rock......	Plant; Sales Offices	Monolithic Refractories/Shapes
Texas, Bay City.........................	Plant	Talc
International		
Australia, Carlingford	Sales Office[2]	Monolithic Refractories
Belgium, Brussels	Sales Office[2]/Administrative Office	Monolithic Refractories/PCC
Brazil, Sao Jose dos Campos......	Sales Office[2]	PCC/Monolithic Refractories
China, Shanghai	Administrative Office/Sales Office	PCC/Monolithic Refractories
China, Suzhou	Plant/Sales Office/Research laboratories	Monolithic Refractories/PCC
Finland, Kaarina.........................	Research Laboratory[2]	PCC
Germany, Moers.........................	Plant/Sales Office/Research laboratories	Laser Scanning Instrumentation/ Probes/Monolithic Refractories
Germany, Walsum......................	Plant	PCC
Holland, Hengelo	Plant/Sales Office	Metallurgical Wire
India, Mumbai............................	Sales Office	Monolithic Refractories/ Metallurgical Wire
Ireland, Cork	Plant; Administrative Office[2]/ Research laboratories	Monolithic Refractories
Italy, Brescia	Sales Office; Plant	Monolithic Refractories/Shapes
Japan, Gamagori.........................	Plant/Research laboratories	Monolithic Refractories/Shapes, Calcium
Japan, Tokyo	Sales Office	Monolithic Refractories
Mexico, Gomez Palacio	Plant[2]/Sales Office	Monolithic Refractories
Singapore	Sales Office[2]	PCC
Spain, Santander.........................	Plant/Sales Office[2]	Monolithic Refractories
South Africa, Pietermaritzburg ..	Plant/Sales Office	Monolithic Refractories
South Korea, Seoul.....................	Sales Office[2]	Monolithic Refractories
South Korea, Yangsan................	Plant[3]	Monolithic Refractories
Turkey, Gebze............................	Plant/Research Laboratories	Monolithic Refractories/Shapes/ Application Equipment
Turkey, Istanbul	Administrative Office/Sales Office	Monolithic Refractories
Turkey, Kutahya.........................	Plant	Monolithic Refractories/Shapes
United Kingdom, Lifford	Plant	PCC, Lime
United Kingdom, Rotherham	Plant/Sales Office	Monolithic Refractories/Shapes

1 This plant is leased to another company.
2 Leased by the Company. The facilities in Cork, Ireland, are operated pursuant to a 99-year lease, the term of which commenced in 1963. The Company's headquarters in New York, New York, are held under a lease which expires in 2010.
3 This plant is owned through a joint venture.
4 This plant is held for sale and are included in discontinued operations.

The Company believes that its facilities, which are of varying ages and are of different construction types, have been satisfactorily maintained, are in good condition, are suitable for the Company's operations and generally provide sufficient capacity to meet the Company's production requirements. Based on past loss experience, the Company believes it is adequately insured with respect to these assets and for liabilities which are likely to arise from its operations.

Item 3. Legal Proceedings

Certain of the Company's subsidiaries are among numerous defendants in a number of cases seeking damages for exposure to silica or to asbestos containing materials. The Company currently has 307 pending silica cases and 26 pending asbestos cases. To date, 1,158 silica cases and 2 asbestos cases have been dismissed. One new asbestos case was filed in the fourth quarter of 2008. Most of these claims do not provide adequate information to assess their merits, the likelihood that the Company will be found liable, or the magnitude of such liability, if any. Additional claims of this nature may be made against the Company or its subsidiaries. At this time management anticipates that the amount of the Company's liability, if any, and the cost of defending such claims, will not have a material effect on its financial position or results of operations.

The Company has not settled any silica or asbestos lawsuits to date. We are unable to state an amount or range of amounts claimed in any of the lawsuits because state court pleading practices do not require identifying the amount of the claimed damage. The aggregate cost to the Company for the legal defense of these cases since inception was approximately $0.1 million, the majority of which has been reimbursed by Pfizer Inc pursuant to the terms of certain agreements entered into in connection with the Company's initial public offering in 1992. During 2008, agreement was reached with Pfizer for reimbursement by Pfizer of past costs of defense, and direct payment of such costs going forward, to the extent these cases allege exposure to product sold prior to the formation of the Company. During the fourth quarter of 2008 Pfizer reimbursed the Company in the amount of $0.1 million for past defense costs. Our experience has been that the Company is not liable to plaintiffs in any of these lawsuits and the Company does not expect to pay any settlements or jury verdicts in these lawsuits.

Environmental Matters

On April 9, 2003, the Connecticut Department of Environmental Protection ("DEP") issued an administrative consent order relating to our Canaan, Connecticut, plant where both our Refractories segment and Specialty Minerals segment have operations. We agreed to the order, which includes provisions requiring investigation and remediation of contamination associated with historic use of polychlorinated biphenyls ("PCBs") at a portion of the site. The following is the present status of the remediation efforts:

- *Building Decontamination.* We have completed the investigation of building contamination and submitted a report characterizing the contamination. We are awaiting review and approval of this report by the regulators. Based on the results of this investigation, we believe that the contamination may be adequately addressed by means of encapsulation through painting of exposed surfaces, pursuant to the Environmental Protection Agency's ("EPA") regulations and have accrued such liabilities as discussed below. However, this conclusion remains uncertain pending completion of the phased remediation decision process required by the regulations.
- *Groundwater.* We have completed investigations of potential groundwater contamination and have submitted a report on the investigations finding that there is no PCB contamination, but some oil contamination of the groundwater. We expect the regulators to require confirmatory long term groundwater monitoring at the site.
- *Soil.* We have completed the investigation of soil contamination and submitted a report characterizing contamination to the regulators. Based on the results of this investigation, we believe that the contamination may be left in place and monitored, pursuant to a site-specific risk assessment, which is underway. However, this conclusion is subject to completion of a phased remediation decision process required by applicable regulations.

We believe that the most likely form of remediation will be to leave existing contamination in place, encapsulate it, and monitor the effectiveness of the encapsulation.

We estimate that the cost of the likely remediation above would approximate $400,000, and that amount has been recorded as a liability on our books and records.

The Company is evaluating options for upgrading the wastewater treatment facilities at its Adams, Massachusetts, plant. This work is being undertaken pursuant to an administrative Consent Order issued by the Massachusetts Department of Environmental Protection on June 18, 2002. The Order required payment of a civil fine in the amount of $18,500, the investigation of options for ensuring that the facility's wastewater treatment ponds will not result in discharge to groundwater, and closure of a historic lime solids disposal area. The Company informed the Massachusetts Department of Environmental Protection of proposed improvements to the wastewater treatment system on June 29, 2007, and is committed to implementing the improvements by June 1, 2012. Preliminary engineering reviews indicate that the estimated cost of these upgrades to operate this facility beyond 2012 may be between $6 million and $8 million. The Company estimates that the remaining remediation costs would approximate $400,000, which has been accrued as of December 31, 2008.

The Company and its subsidiaries are not party to any other material pending legal proceedings, other than routine litigation incidental to their businesses.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol "MTX."

Information on market prices and dividends is set forth below:

2008 Quarters	First	Second	Third	Fourth
Market Price Range Per Share of Common Stock				
High	$ 64.74	$ 72.42	$ 68.38	$ 59.36
Low	52.29	62.80	60.73	37.89
Close	61.72	64.65	61.62	40.90
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

2007 Quarters	First	Second	Third	Fourth
Market Price Range Per Share of Common Stock				
High	$ 64.00	$ 68.39	$ 70.64	$ 70.91
Low	56.80	62.58	63.07	63.62
Close	62.16	66.95	67.00	66.95
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	661,781	$ 55.14	435,850
Equity compensation plans not approved by security holders	--	--	--
Total	661,781	$ 55.14	435,850

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Publicly Announced Program	Dollar Value of Shares That May Yet be Purchased Under the Program
September 29 - October 26	34,000	$ 53.25	570,274	$ 39,366,824
October 27 - November 23	39,200	$ 49.14	609,474	$ 37,440,619
November 24 - December 31	6,200	$ 44.45	615,674	$ 37,165,023
Total	79,400	$ 50.53		

On October 26, 2005, the Company's Board of Directors authorized the Company's management, at its discretion, to repurchase up to $75 million in additional shares over the next three-year period. As of December 31, 2008, the Company repurchased 1,307,598 shares under this program at an average price of approximately $57.36 per share. This program was completed in February 2008.

On October 24, 2007, the Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of additional shares over the next two-year period. As of December 31, 2008, 615,674 shares have been purchased under this program at an average price of approximately $61.45 per share.

On January 28, 2009, the Company's Board of Directors declared a regular quarterly dividend on its common stock of $0.05 per share. No dividend will be payable unless declared by the Board and unless funds are legally available for payment thereof.

On February 6, 2009, the last reported sales price on the NYSE was $37.66 per share. As of February 6, 2009, there were approximately 194 holders of record of the common stock.

The following graph compares the cumulative 5-year total return provided shareholders on Minerals Technologies Inc.'s common stock relative to the cumulative total returns of the S&P 500 index and the S&P MidCap 400 Materials Sector index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indices on 12/31/2003 and its relative performance is tracked through 12/31/2008.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Minerals Technologies Inc., The S&P 500 Index
And S&P MidCap 400 Materials Sector



$250
$200
$150
$100
$50
$0
12/03
12/04
12/05
12/06
12/07
12/08
Minerals Technologies Inc.
S&P 500
S&P MidCap 400 Materials Sector

	12/03	12/04	12/05	12/06	12/07	12/08
Minerals Technologies Inc.	100.00	112.97	94.97	100.26	114.53	70.19
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
S&P MidCap 400 Materials Sector	100.00	128.12	143.33	176.12	206.74	112.91

The stock price performance included in this graph is not necessarily indicative of future stock price

The following graph compares the cumulative 2-year total return provided shareholders of Minerals Technologies Inc.'s common stock relative to the cumulative total returns of the S & P 500 index and the S&P MidCap 400 Materials Sector index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indices on 12/31/2006 and its relative performance is tracked through 12/31/08.

COMPARISON OF 2 YEAR CUMULATIVE TOTAL RETURN*

Among Minerals Technologies Inc., The S&P 500 Index
And S&P MidCap 400 Materials Sector


$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
Minerals Technologies Inc.
S&P 500
S&P MidCap 400 Materials Sector

*$100 invested on 12/31/06 in stock & index-including reinvestment of dividends
Fiscal year ending December 31.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

Dollars in Millions, Except Per Share Data

Income Statement Data:	2008	2007	2006	2005	2004
Net sales	$ 1,112.2	$ 1,077.7	$ 1,023.5	$ 956.8	$ 889.7
Cost of goods sold	891.7	845.1	798.7	744.0	676.3
Production margin	220.5	232.6	224.8	212.8	213.4
Marketing and administrative expenses	101.8	104.6	104.6	98.1	93.0
Research and development expenses	23.1	26.3	27.8	27.0	26.9
Impairment of assets	0.2	94.1	--	0.3	--
Restructuring and other costs	13.4	16.0	--	--	1.1
Acquisition termination costs	--	--	--	--	1.0
Income (loss) from operations	82.0	(8.5)	92.4	87.4	91.4
Non-operating income (deductions), net	0.3	(3.0)	(5.9)	(3.9)	(4.5)
Income (loss) before provision for taxes on income, minority interests and discontinued operations	82.3	(11.5)	86.5	83.5	86.9
Provision for taxes on income	24.1	11.3	27.0	25.1	25.1
Minority interests	3.2	2.9	3.4	1.7	1.7
Income (loss) from continuing operations	55.0	(25.7)	56.1	56.7	60.1
Income (loss) from discontinued operations, net of tax	10.3	(37.8)	(6.1)	(3.4)	(1.5)
Net income (loss)	$ 65.3	$ (63.5)	$ 50.0	$ 53.3	$ 58.6
Earnings Per Share					
Basic:					
Earnings (loss) per share from continuing operations	$ 2.91	$ (1.34)	$ 2.86	$ 2.78	$ 2.93
Earnings (loss) per share from discontinued operations	0.54	(1.97)	(0.31)	(0.16)	(0.08)
Basic earnings (loss) per share	$ 3.45	$ (3.31)	$ 2.55	$ 2.62	$ 2.85
Diluted:					
Earnings (loss) per share from continuing operations	$ 2.90	$ (1.34)	$ 2.84	$ 2.75	$ 2.89
Earnings (loss) per share from discontinued operations	0.54	(1.97)	(0.31)	(0.16)	(0.07)
Diluted earnings (loss) per share	$ 3.44	$ (3.31)	$ 2.53	$ 2.59	$ 2.82
Weighted average number of common shares outstanding:					
Basic	18,893	19,190	19,600	20,345	20,530
Diluted	18,983	19,190	19,738	20,567	20,769
Dividends declared per common share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.20
Balance Sheet Data:					
Working capital	$ 380.7	$ 306.2	$ 199.7	$ 145.9	$ 242.8
Total assets	1,067.6	1,128.9	1,193.1	1,156.3	1,154.9
Long-term debt	97.2	111.0	113.4	40.3	94.8
Total debt	116.2	127.7	203.1	156.9	128.7
Total shareholders' equity	711.6	751.2	752.6	771.2	799.3

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income and Expense Items as a Percentage of Net Sales

Year Ended December 31,	2008	2007	2006
Net sales	100.0 %	100.0 %	100.0%
Cost of goods sold	80.2	78.4	78.1
Production margin	19.8	21.6	21.9
Marketing and administrative expenses	9.1	9.7	10.2
Research and development expenses	2.1	2.4	2.7
Impairment of assets	--	8.8	--
Restructuring charges	1.2	1.5	--
Income (loss) from operations	7.4	(0.8)	9.0
Income (loss) before provision for taxes on income, minority interests and discontinued operations	7.4	(1.1)	8.5
Provision for taxes on income	2.2	1.0	2.7
Minority interests	0.3	0.3	0.3
Income (loss) from continuing operations	4.9	(2.4)	5.5
Income (loss) from discontinued operations	1.0	(3.5)	(0.6)
Net income (loss)	5.9%	(5.9)%	4.9 %

Executive Summary

The Company reported earnings per share of $3.44 in 2008, the highest in its history, as compared with a loss of $3.31 per share in 2007 when the Company initiated a major restructuring program. During the first three quarters of 2008, the Company achieved an excellent earnings performance due to the realization of savings from the restructuring program undertaken in 2007, increased selling prices to mitigate the effect of escalating raw materials and energy costs, the favorable effect of foreign exchange and manufacturing cost savings. In the fourth quarter of 2008, however, the precipitous downturn in the steel, paper, construction and automotive end markets resulted in a significant drop in demand for the Company's products. As a result, earnings per share for the fourth quarter decreased 64 percent from the fourth quarter of 2007 and 69 percent from the third quarter of 2008.

In response to the downturn in business activity, the Company established incremental procedures to generate and conserve its cash and reduce costs by suspending its stock buyback program, curtailing production through shortened work weeks, and by continuing its intensive expense control and procurement initiatives. In addition, the Company reallocated its asset portfolio in its pension plan to preserve capital and reduce exposure to market risk. The Company also implemented an additional restructuring program to reduce its workforce by approximately 14% through both layoffs and permanent reductions. Severance related costs associated with this workforce reduction were approximately $3.9 million.

Worldwide net sales for 2008 were $1.112 billion, a three-percent increase over 2007 sales of $1.078 billion. Foreign exchange had a favorable impact on sales of $25 million, or 2 percentage points of growth. Income from operations were $82.0 million in 2008 as compared with a loss of $8.5 million in the prior year. Included in income from operations in 2008 were restructuring and impairment charges of $13.6 million. Included in the operating loss of the prior year were restructuring costs of $16.0 million and impairment of assets charges of $94.1 million.

Income from continuing operations was $55.0 million as compared with a loss of $25.7 million in the prior year due to the restructuring charges. Income from discontinued operations was $10.3 million in 2008, due primarily to gains from the sale of four idle facilities previously written down. In 2007, we had a loss from discontinued operations of $37.8 million primarily due to restructuring and impairment charges. Net income was $65.3 million as compared with a loss of $63.5 million in the prior year.

The Company's balance sheet at December 31, 2008 continues to be very strong. Cash, cash equivalents and short-term investments at December 31, 2008 was over $190 million. In addition, we have available lines of credit of $156 million, our debt to equity ratio was very low at 14%, and our current ratio was 3.5. Our cashflows from operations were in excess of $134 million in 2008.

We are facing unprecedented uncertainty in the economic environment as a result of the global financial crisis. However, as a result of the initiatives we undertook in 2007 to restructure and realign our business, and due to our strong balance sheet, the Company believes it is in a strong position to manage through these difficult and uncertain times.

However, we face some significant risks and challenges in the future:

- Our global business could continue to be adversely affected by decreases in economic activity. U.S. steel production is at its lowest levels since the mid 1980's at 1.2 million tons per week. Housing starts are at 24 year lows with the December 2008 annualized rate at 550,000 units and the full year 2008 rate at 900,000 units, as compared to 2.1 million units in 2005. In the automotive industry, light vehicle sales were down 18% in 2008 and 35% in the fourth quarter of 2008. In the Paper industry, production levels within the North American and European uncoated freesheet markets, our most significant market areas, continued to contract to adjust to reduced demand.
- The ongoing tightening of credit in the financial markets could adversely affect the ability of our customers or our suppliers to obtain financing.
- The uncertainty in the global economy may also continue to impact our pension costs. Changes in the fair market value of our pension assets, rates of return on assets, and discount rates could have a significant impact on our net periodic pension costs and well as our funding requirements.
- Our success depends in part on the performance of the industries we serve, particularly paper, steel, construction and automotive. Some of our customers may experience further consolidations and shutdowns or may face increased liquidity issues, which could deteriorate the aging of our accounts receivable, increase our bad debt exposure and possibly trigger impairment of assets.
- Consolidations in the paper and steel industries concentrate purchasing power in the hands of fewer customers, increasing pricing pressure on suppliers such as Minerals Technologies Inc.
- Most of our Paper PCC sales are subject to long-term contracts that may be terminated pursuant to their terms, or may be renewed on terms less favorable to us.
- Our filler-fiber composite technology continues in development through customer trials, but has yet to be proven on a long-term commercial scale.
- We are subject to volatility in pricing and supply availability of our key raw materials used in our Paper PCC product line and Refractory product line. Our ability to recover increased costs is uncertain and may become more difficult in this economic environment.
- We continue to rely on China for the majority of our supply of magnesium oxide in the Refractories segment and may be subject to uncertainty in availability and cost.
- The performance of our Processed Minerals and Specialty PCC product lines are subject to fluctuations in energy costs.
- As we expand our operations abroad we face the inherent risks of doing business in many foreign countries, including foreign exchange risk, import and export restrictions, and security concerns.

During the third quarter of 2008, Katahdin Paper Company shut down indefinitely one of its paper machines in Millinocket, Maine, due to increased energy costs. The Company's satellite PCC facility has also shutdown indefinitely in conjunction with the paper machine shut down. Katahdin Paper Company is currently evaluating the possibility of installing a biomass boiler. If the Millinocket mill does not resume operations, the Company would incur an impairment of assets charge of approximately $7.0 million.

The Company will continue to focus on innovation and new product development and other opportunities for continued growth as follows:

- Development of the filler-fiber composite program, which continues to undergo large-scale paper machine trials, to increase the fill-rate for uncoated freesheet paper.
- Increasing our sales of PCC for paper by further penetration of the markets for paper filling at both freesheet and groundwood mills, particularly in emerging markets.
- Further expansion of the Company's PCC coating product line using the satellite model.
- Leverage the Company's expertise in crystal engineering, especially in helping papermakers customize PCC morphologies for specific paper applications.
- Development of unique calcium carbonates used in the manufacture of novel biopolymers, a new market opportunity.
- Rapid deployment of value-added formulations of refractory materials that not only reduce costs but improve performance.
- Continuing our penetration in emerging markets through our manufacturing facilities in China and Turkey, both within the Refractories segment.

However, there can be no assurance that we will achieve success in implementing any one or more of these opportunities.

Results of Operations

Sales
(Dollars in millions)

Net Sales	2008	% of Total Sales	Growth	2007	% of Total Sales	Growth	2006	% of Total Sales
U.S.	$ 587.5	52.8 %	1 %	$ 581.9	54.0 %	(2) %	$ 592.6	57.9 %
International	524.7	47.2 %	6 %	495.8	46.0 %	15 %	430.9	42.1 %
Net sales	$ 1,112.2	100.0 %	3 %	$ 1,077.7	100.0 %	5 %	$ 1,023.5	100.0 %
Paper PCC	$ 547.2	49.2 %	1 %	$ 542.0	50.3 %	8 %	$ 500.6	48.9 %
Specialty PCC	58.5	5.3 %	(3) %	60.6	5.6 %	7 %	56.4	5.5 %
PCC Products	$ 605.7	54.5 %	1 %	$ 602.6	55.9 %	8 %	$ 557.0	54.4 %
Talc	$ 35.9	3.2 %	(4) %	$ 37.3	3.5 %	(4) %	$ 38.9	3.8 %
GCC	74.8	6.7 %	(2) %	76.7	7.1 %	(4) %	79.7	7.8 %
Processed Minerals Products	$ 110.7	9.9 %	(3) %	$ 114.0	10.6 %	(4) %	$ 118.6	11.6 %
Specialty Minerals Segment	$ 716.4	64.4 %	-- %	$ 716.6	66.5 %	6 %	$ 675.6	66.0 %
Refractory Products	$ 320.8	28.9 %	10 %	$ 290.5	27.0 %	10 %	$ 264.6	25.9 %
Metallurgical Products	75.0	6.7 %	6 %	70.6	6.5 %	(15) %	83.3	8.1 %
Refractories Segment	$ 395.8	35.6 %	10 %	$ 361.1	33.5 %	4 %	$ 347.9	34.0 %
Net sales	$ 1,112.2	100.0 %	3 %	$ 1,077.7	100.0 %	5 %	$ 1,023.5	100.0 %

Worldwide net sales in 2008 increased 3% from the previous year to $1.112 billion. Foreign exchange had a favorable impact on sales of $25.0 million or 2 percentage points of growth. Sales in the Specialty Minerals segment, which includes the PCC and Processed Minerals product lines, decreased slightly to $716.4 million compared with $716.6 million for the same period in 2007. Sales in the Refractories segment grew 10% over the previous year to $395.8 million. In 2007, worldwide net sales increased 5% to $1.078 billion from $1.024 billion in the prior year. Specialty Minerals segment sales increased approximately 6% and Refractories segment sales increased approximately 4% in 2007.

Worldwide net sales of PCC, which is primarily used in the manufacturing process of the paper industry, increased 1% to $605.7 million from $602.6 million in the prior year. Foreign exchange had a favorable impact on sales of approximately $15.6 million or 3 percentage points of growth. Worldwide net sales of Paper PCC increased 1% to $547.2 million from $542.0 million in the prior year. In the fourth quarter of 2008, production levels within the North American and European uncoated free sheet markets, our most significant market areas, continued to contract to adjust to reduced demand and inventories in reaction to the global economic crisis. Compared to the fourth quarter of last year, we saw additional machine shutdowns and paper mill closures, which could only be partially offset by increased volumes from our new facilities in Thailand and Brazil. As a result, volume declines of 10% occurred in the fourth quarter which resulted in full year Paper PCC sales volumes declining by 4% from the prior year. Volume declines partially offset increased selling prices from the pass through of raw material cost increases and foreign exchange, resulting in 1% sales growth. Sales of Specialty PCC declined 3% to $58.5 million from $60.6 million in 2007. This decrease was primarily attributable to lower volumes.

Worldwide net sales of PCC increased 8% in 2007 to $602.6 million from $557.0 million in the prior year. Net sales of Paper PCC increased 8% to $542.0 million while Paper PCC volumes grew slightly. In 2007, sales growth was attributable to increased selling prices from the pass through of raw material cost increases and to foreign currency. Sales of Specialty PCC grew 7% in 2007 to $60.6 million from $56.4 million in the prior year. This increase was primarily attributable to improved volumes, particularly in Europe, and to favorable effects of foreign exchange.

Net sales of Processed Minerals products in 2008 decreased 3% to $110.7 million from $114.0 million in 2007. GCC products and talc products decreased 2% and 4% to $74.8 million and $35.9 million, respectively. The decrease in the Processed Minerals product line was attributable to further weakness in the residential and commercial construction markets as well as the automotive market. As a result, volumes have declined 8% from the prior year.

Net sales of Processed Minerals products in 2007 decreased 4% to $114.0 million from $118.6 million in 2006. This decrease was primarily attributable to weakness in the residential construction and automotive markets.

Net sales in the Refractories segment in 2008 increased 10% to $395.8 million from $361.1 million in the prior year. This segment was positively affected by increased selling prices necessitated by significant raw material increases, which more than offset volume declines, and to the favorable effects of foreign exchange of $9.4 million or 3 percentage points of growth. Sales of refractory products and systems to steel and other industrial applications increased 10% to $320.8 million in 2008 from $290.5 million in the prior year. Volume declined 7% for the full year but were down 27% during the fourth quarter of 2008. Sales of metallurgical products within the Refractories segment increased 6% to $75.0 million from $70.6 million in 2007. This increase was primarily attributable to slightly higher volumes and favorable product mix, particularly in North America.

Net sales in the Refractories segment in 2007 increased 4% to $361.1 million from $347.9 million in the prior year. Sales of refractory products and systems increased 10% to $290.5 million in 2007 from $264.6 million in the prior year. This growth was attributable to foreign currency and the Turkish acquisition. Sales of metallurgical products decreased 15% in 2007 to $70.6 million from $83.3 million in the prior year. This decline was due to volumes in all regions of the world and lower prices resulting from reduction in the cost of raw materials for this product that is traditionally passed through to the customers.

Net sales in the United States increased approximately 1% to $587.5 million in 2008 and represented approximately 52.8% of consolidated net sales. International sales increased approximately 6% to $524.7 million, due primarily to foreign currency.

Operating Costs and Expenses (Dollars in millions)	2008	Growth	2007	Growth	2006
Cost of goods sold	$ 891.7	6 %	$ 845.1	6 %	$ 798.7
Marketing and administrative	$ 101.8	(3)%	$ 104.6	-- %	$ 104.6
Research and development	$ 23.1	(13)%	$ 26.3	(5)%	$ 27.8
Impairment of assets	$ 0.2	* %	$ 94.1	* %	$ --
Restructuring charges	$ 13.4	(17)%	$ 16.0	* %	$ --

* Percentage not meaningful

Cost of goods sold in 2008 was 80.2% of sales compared with 78.4% in the prior year. Our cost of goods sold grew 6% compared with 3% sales growth resulting in a 5% decrease in production margin. In the Specialty Minerals segment, the production margin decreased 9% as compared with a relatively flat sales growth. This segment has been affected by increased raw materials and energy costs, lower volumes in the Processed Minerals product line and the Paper PCC product line and price concessions in the Paper PCC product line. This was partially offset by the recovery of raw material costs through price increases, the benefits of the restructuring program, manufacturing cost savings initiatives and foreign exchange. In the Refractories segment, the production margin increased 1% as compared with 10% sales growth. This segment has been affected by increased raw material costs and lower volumes, partially offset by price increases, the benefits of the restructuring program, and foreign exchange.

Cost of goods sold in 2007 was 78.4% of sales compared with 78.1% in the prior year. Our cost of goods sold grew 6%, compared with 5% sales growth resulting in a 3% increase in production margin. In the Specialty Minerals segment, the production margin increased 5% as compared with 6% sales growth. This segment has been affected by reduced demand in the Processed Minerals product line and paper machine and paper mill shutdowns, which were partially offset by the recovery of raw material costs and the benefit of foreign currency. In the Refractories segment, the production margin increased 1% as compared with 4% sales growth. This segment has been affected by lower margins in the metallurgical product line.

Marketing and administrative costs were $101.8 million in 2008, a decline of 3% as compared to the prior year, and represented 9.1% of net sales as compared with 9.7% in the prior year. This reduction was due to the benefits of the restructuring program and other cost saving initiatives. In 2007, marketing and administrative expenses were the same as the prior year.

Research and development expenses decreased 13% in 2008 to $23.1 million and represented 2.1% of net sales. This decline was due to cost savings from the restructuring program as the Company realigned its research and development structure to effectively bring new developments to market faster. In 2007, research and development expenses decreased 5% to $26.3 million and represented 2.4% of net sales.

The Company recorded restructuring charges of $13.4 million in 2008. Approximately $6.8 million related to a SFAS No. 88 pension settlement loss in our defined benefit plan in the United States. The remainder of the charges relate to additional provisions for severance and other employee benefits as part of our restructuring program initiated in 2007, and to an additional restructuring program initiated in the fourth quarter of 2008 resulting in charges of $3.9 million.

In 2007, the Company initiated a plan to realign its operations as a result of an in-depth strategic review of all of its operations. This realignment resulted in impairment of assets charges and restructuring charges in 2007 as follows:

Impairment of assets charges:

Paper PCC	$	65.3
Specialty PCC		12.7
Total PCC		78.0
Processed Minerals		1.3
Specialty Minerals Segment		79.3
Refractories Segment		14.8
	$	94.1

Restructuring and other costs:

Severance and other employee benefits	$	13.5
Contract termination costs		1.8
Other exit costs		0.7
	$	16.0

The restructuring program resulted in a reduction of over 200 employees.

Income (Loss) from Operations (Dollars in millions)	**2008**	**Growth**	**2007**	**Growth**	**2006**
Income (loss) from operations	$ 82.0	*%	$ (8.5)	(109)%	$ 92.4

The Company recorded income from operations in 2008 of $82.0 million as compared with a loss from operations of $8.5 million in the prior year. Included in the 2008 income from operations was a restructuring charge of $13.4 million and impairment of assets charge of $0.2 million. The loss in the prior year was primarily attributable to the aforementioned impairment of assets charges and restructuring and other exit costs.

The Specialty Minerals segment recorded income from operations in 2008 of $57.0 million as compared with a loss from operations of $20.0 million in 2007. Included in the prior year loss from operations was an impairment of assets charge of $79.3 million and restructuring and other exit costs of $11.3 million.

The Refractories segment recorded income from operations of $26.3 million in 2008 as compared with $11.5 million in the prior year. Included in income from operations in 2008 was a restructuring charge of $5.7 million. Included in income from operations in 2007 was an impairment of assets charge of $14.8 million and restructuring and other exit costs of $4.7 million.

In 2007, the Specialty Minerals segment recorded a loss from operations of $20.0 million as compared with income of $60.5 million in 2006. The Refractories segment recorded operating income in 2007 of $11.5 million as compared with $31.9 million in the previous year.

Non-Operating Income (Deductions) (Dollars in millions)	**2008**	**Growth**	**2007**	**Growth**	**2006**
Non-operating income (deductions), net	$ 0.3	*%	$ (3.0)	(49)%	$ (5.9)

The Company recorded non-operating income of $0.3 million in 2008 as compared with non-operating deductions of $3.0 million in the prior year. This increase was primarily attributable to lower interest expense due to lower interest rates and debt levels, higher interest income generated in connection with increased cash on hand and foreign exchange gains.

Non-operating deductions decreased 49% in 2007 to $3.0 million from the prior year. This decrease was primarily attributable to an insurance recovery gain of approximately $3.0 million in 2007, $1.2 million above the prior year. Additionally, the Company recorded higher interest income of $1.3 over the prior year as a result of an increase in cash, and cash equivalents in 2007.

Provision for Taxes on Income (Dollars in millions)	2008	Growth	2007	Growth	2006
Provision for taxes on income	$ 24.1	114 %	$ 11.3	(58)%	$ 27.0

The effective tax rate in 2008 was 29.3%. In 2007, the Company recorded a provision for income tax of $11.3 million on a loss before taxes of $11.5 million. This was primarily attributable to the restructuring and impairment losses recorded in certain jurisdictions in which we were unable to record a tax benefit.

Minority Interests (Dollars in millions)	2008	Growth	2007	Growth	2006
Minority interests	$ 3.2	10%	$ 2.9	(15)%	$ 3.4

The increase in the provision for minority interests is attributable to improved profitability in our joint ventures.

The decrease in the provision for minority interest in 2007 was primarily related to a reduction in profitability from our consolidated joint ventures in China.

Income (Loss) from Continuing Operations (Dollars in millions)	2008	Growth	2007	Growth	2006
Income (loss) from continuing operations	$ 55.0	*%	$ (25.7)	(146)%	$ 56.1

The Company recognized income from continuing operations of $55.0 million in 2008 as compared with a loss of $25.7 million in 2007. The loss in 2007 was due to the restructuring and impairment of assets charges.

Income from continuing operations was $56.1 million in 2006.

Income (loss) from Discontinued Operations (Dollars in millions)	2008	Growth	2007	Growth	2006
Income (loss) from discontinued operations	$ 10.3	*%	$ (37.8)	(82)%	$ (6.2)

* Percentage not meaningful

The Company recognized income from discontinued operations in 2008 of $10.3 million as compared with a loss of $37.8 million in the prior year. Included in the 2008 income from discontinued operations was a pre-tax gain on sale of idle facilities previously written down of $13.9 million. In 2007, the loss from discontinued operations included pre-tax impairment of asset charges of $46.9 million and restructuring and other exit costs of $2.3 million. In 2006, the loss from discontinued operations included foreign currency translation losses of $1.6 million recognized upon liquidation of the Company's investment in Israel.

In 2007, the Company reflected in discontinued operations its Synsil® product line and its two plants in the Midwest that process imported ores. In 2006, the Company liquidated its wholly-owned subsidiary in Hadera, Israel, and classified such business as discontinued operations.

Net Income (Loss) (Dollars in millions)	2008	Growth	2007	Growth	2006
Net income (loss)	$ 65.3	*%	$ (63.5)	(227)%	$ 50.0

The Company recorded net income of $65.3 million in 2008 as compared with a net loss of $63.5 million in 2007. The loss in 2007 was attributable to impairment of assets and restructuring charges in both continuing operations and discontinued operations.

The Company recorded net income of $50.0 million in 2006.

Outlook

Looking forward, we remain concerned about the current state of the global economy and the impact it will have on our product lines. U.S. and global economic conditions worsened significantly in the last quarter of 2008. The stress caused to international credit markets, initially driven in large part by the devaluation of risky U.S. sub-prime debt, led to a dramatic tightening in liquidity. The U.S. and foreign governments have responded with several initiatives to alleviate the strain on the financial markets. While these programs have had some positive effects on financial systems, credit remains tight and economic conditions in the U.S. and globally have continued to deteriorate. Both industrial production and consumer spending have fallen sharply in the last half of 2008. As a result, we are presently experiencing weakness in all of the industries we serve -- paper, steel, construction and automotive. Steel production worldwide experienced steep declines in the fourth quarter of 2008 and there were several paper machine shutdowns that affected our satellite PCC product line as the paper industry continues to consolidate and rationalize capacity. In addition, there is further deterioration in the residential and commercial construction and automotive markets, which is affecting our Processed Minerals product line. There is no clear indication as to when global economic conditions will improve.

However, as a result of the realigning and restructuring of our operations in 2007, we strengthened the basic foundation of our businesses. Therefore, we are in a better position to effectively manage through these difficult economic times.

The Company initiated the following actions in response to the uncertainties in the global economy:

- Intensified monitoring and review processes around customers, suppliers and banking partners.
- Established additional cash conservation strategies.
- Suspended stock buyback program.
- Reallocated our pension assets to conserve value.
- Shortened work weeks.
- Significantly reduced overtime.
- Continued our intensive expense control initiatives.
- Initiated an additional restructuring program with both permanent reductions and layoffs.

In 2009, we plan to focus on the following growth strategies:

- Continue development and potential commercial introduction of filler-fiber composite technology for the paper industry to increase the fill-rates of uncoated freesheet paper.
- Increase market penetration of PCC for paper filling at both freesheet and groundwood mills, particularly in emerging markets.
- Further expansion of the Company's PCC coating product line using the satellite model.
- Emphasize higher value specialty products and application systems to increase market penetration in the Refractories segment.
- Expand regionally into emerging markets, particularly to China and Eastern Europe.
- Development of unique calcium carbonates used in the manufacture of biopolymers, a new market opportunity.
- Continue to improve our cost competitiveness in all product lines.
- Explore selective acquisitions to complement our existing businesses.

However, there can be no assurances that we will achieve success in implementing any one or more of these strategies.

As we continue to expand our operations overseas, we face the inherent risks of doing business abroad, including inflation, fluctuations in interest rates and currency exchange rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems and other factors. Some of our operations are located in areas that have experienced political or economic instability, including Indonesia, Brazil, Thailand, China and South Africa. In addition, our performance depends to some extent on that of the industries we serve, particularly the paper manufacturing, steel manufacturing, and construction industries.

Our sales of PCC are predominantly pursuant to long-term evergreen contracts, initially about ten years in length, with paper companies at whose mills we operate satellite PCC plants. The terms of many of these agreements have been extended, generally in connection with an expansion of the satellite PCC plant. Failure of a number of our customers to renew existing agreements on terms as favorable to us as those currently in effect could cause our future sales growth rate to differ materially from our historical growth rate and, if not renewed, could also result in impairment of the assets associated with the PCC plant.

Liquidity and Capital Resources

Cash flows provided from operations in 2008 were used principally to fund $31.0 million of capital expenditures, to repay long-term debt of $17.1 million and to repurchase $45.3 million of common shares for treasury. Cash provided from operating activities totaled $134.2 million in 2008 as compared with $179.7 million in 2007. The decrease in cash from operating activities was primarily due to an increase in working capital and a decrease in pension funding, as compared to the prior year. This increase primarily relates to increased inventory levels as compared with December 2007. Early in 2008, the Company accelerated purchases of higher priced raw materials imported from China to avoid potential supply interruptions. Additionally, lower volumes in the fourth quarter of 2008 affected inventory balances at December 31, 2008. As a result, days of inventory on hand increased to 88 days from 71 days in the prior year. Included in cash flow from operations was pension plan funding of approximately $3.2 million, $24.1 million and $22.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As a result of the market decline, the Company reallocated its asset portfolio in its pension plan to fixed income securities to prevent potential further declines in pension assets. The Company's pension plans are over 95% funded, and presently there are no minimum funding requirements necessary. The Company expects its net periodic pension expense to increase significantly in 2009 as a result of a lower asset base and amortization of unrealized losses on its investment assets due to market conditions.

On October 26, 2005, our Company's Board of Directors authorized the Company's management, at its discretion, to repurchase up to $75 million in additional shares over the next three-year period. The Company completed this program in February 2008 and repurchased 1,307,598 shares under this program at an average price of approximately $57.36 per share.

On October 24, 2007, the Company's Board of Directors authorized the Company's management to repurchase, at its discretion, up to $75 million of additional shares over the next two-year period. As of December 31, 2008, 615,674 shares have been repurchased under this program at an average price of a proximately $61.45 per share.

On January 28, 2009, our Board of Directors declared a regular quarterly dividend on our common stock of $0.05 per share. No dividend will be payable unless declared by the Board and unless funds are legally available for payment.

We have $169.8 million in uncommitted short-term bank credit lines, of which $13.4 million was in use at December 31, 2008. At the present time, we have no indication that the financial institutions would be unable to commit to these lines of credit should the need arise. We anticipate that capital expenditures for 2009 should approximate $60 million, principally related to the construction of PCC plants and other opportunities that meet our strategic growth objectives. We expect to meet our other long-term financing requirements from internally generated funds, uncommitted bank credit lines and, where appropriate, project financing of certain satellite plants. The aggregate maturities of long-term debt are as follows: 2009 - $4.0 million; 2010 - $4.6 million; 2011 - $-- million; 2012 - $8.0 million; 2013 - $-- million; thereafter - $84.6 million.

The Company's debt to capital ratio is 14%, which is well below the financial covenant ratio in its debt agreements.

The Company has contingent obligations associated with unrecognized tax benefits, including interest and penalties, of approximately $10.9 million.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, valuation of inventories, valuation of long-term assets, goodwill and other intangible assets, pension plan assumptions, income taxes, asset retirement obligations, income tax valuation allowances, stock-based compensation, and litigation and environmental liabilities. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that can not readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

- Revenue recognition: Revenue from sale of products is recognized at the time the goods are shipped and title passes to the customer. In most of our PCC contracts, the price per ton is based upon the total number of tons sold to the customer during the year. Under those contracts, the price billed to the customer for shipments during the year is based on periodic estimates of the total annual volume that will be sold to the customer. Revenues are adjusted at the end of each year to reflect the actual volume sold. There were no significant revenue adjustments in the fourth quarter of 2008 and 2007, respectively. We have consignment arrangements with certain customers in our Refractories segment. Revenues for these transactions are recorded when the consigned products are consumed by the customer. Revenues from sales of equipment are recorded upon completion of installation and receipt of customer acceptance. Revenues from services are recorded when the services are performed.
- Allowance for doubtful accounts: Substantially all of our accounts receivable are due from companies in the paper, construction and steel industries. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Such allowance is established through a charge to the provision for bad debt expenses. We recorded bad debt expenses (recoveries) of $0.2 million, $(0.1) million and $0.4 million in 2008, 2007 and 2006, respectively. In addition to specific allowances established for bankrupt customers, we also analyze the collection history and financial condition of our other customers considering current industry conditions and determine whether an allowance needs to be established or adjusted.
- Property, plant and equipment, goodwill, intangible and other long-lived assets: Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets can generate revenue, which does not necessarily coincide with the remaining term of a customer's contractual obligation to purchase products made using those assets. Our sales of PCC are predominately pursuant to long-term evergreen contracts, initially ten years in length, with paper mills at which we operate satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite PCC plant. Failure of a PCC customer to renew an agreement or continue to purchase PCC from our facility could result in an impairment of assets or accelerated depreciation at such facility.
- Valuation of long-lived assets, goodwill and other intangible assets: We assess the possible impairment of long-lived assets and identifiable amortizable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and other intangible assets with indefinite lives are reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. Factors we consider important that could trigger an impairment review include the following:
    - significant under-performance relative to historical or projected future operating results;
    - significant changes in the manner of use of the acquired assets or the strategy for the overall business;
    - significant negative industry or economic trends;
    - market capitalization below invested capital.

When we determine that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we principally measure any impairment by our ability to recover the carrying amount of the assets from expected future operating cash flow on a discounted basis. Net intangible assets, long-lived assets, and goodwill amounted to $507.7 million as of December 31, 2008.

The Company conducts its goodwill impairment testing in accordance with SFAS 142 for each Reporting Unit as of the beginning of the fourth quarter with the assistance of valuation experts. SFAS 142 specifies a two-step process for testing of goodwill impairment and measuring the magnitude of any impairment. Step One involves a) developing the fair value of total invested capital of each Reporting Unit in which goodwill is assigned; and b) comparing the fair value of total invested capital for each Reporting Unit to its carrying amount, to determine if there is goodwill impairment. Should the carrying amount for a Reporting Unit exceed its fair value, then the Step One test is failed, and the magnitude of any goodwill impairment is determined under Step Two. The Step Two used to measure the amount of impairment loss, compares the implied fair value of Reporting Unit goodwill with the carrying amount of goodwill.

The Company has three reporting units, PCC, Processed Minerals and Refractories. The Company performs its valuation utilizing two approaches to analyze and estimate value. These are the income approach and the market approach. The income approach incorporates the discounted cash flow method and focuses on the expected cash flow of the Reporting Unit. A number of assumptions and estimates are involved in the application of the income approach to forecast operating cash flows, including sales volumes and prices, cost of sales, working capital, capital spending and discount rates. We assumed minimal sales growth for 2009. Our sales growth assumptions longer term ranged from 5% to 8%, which is consistent with our historical trends. We also utilized a discount rate of 11% for each reporting unit and, in addition, incorporated a company specific risk premium of 4% to adjust for the recent economic conditions. The market approach utilizes two methodologies, the Guideline Company Method and the Similar Transactions Method. The

Guideline Company Method focuses on comparing the Reporting Units' risk profile and growth prospects to selected similar publicly-traded companies. The Similar Transactions Method considers prices paid in recent transactions in the Reporting Unit's industry or related industries.

In 2008, the estimated fair value of each Reporting Unit was in excess of each respective carrying value, resulting in no impairment of goodwill.

The impairment testing involves the use of accounting estimates and assumptions, changes which could materially impact our financial condition or operating performance if actual results differ from such estimates and assumptions.

- Accounting for income taxes: As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax expense together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the Consolidated Statements of Operations.

  The Company accounts for uncertain tax positions in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109 ("SFAS 109"). The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of operations. See Note 5 to the condensed consolidated financial statements, "Income Taxes," for additional detail on our uncertain tax positions.

- Pension Benefits: We sponsor pension and other retirement plans in various forms covering the majority of employees who meet eligibility requirements. Several statistical and actuarial models which attempt to estimate future events are used in calculating the expense and liability related to the plans. These models include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases as determined by us, within certain guidelines. Our assumptions reflect our historical experience and management's best judgment regarding future expectations. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these assumptions. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants, among other things. Differences from these assumptions may result in a significant impact to the amount of pension expense/liability recorded by us follows:

A one percentage point change in our major assumptions would have the following effects.

Effect on Expense

(millions of dollars)	Discount Rate	Salary Scale	Return on Asset
1% increase	$ (2.7)	$ 0.4	$ (1.6)
1% decrease	$ 2.8	$ (0.4)	$ 1.6

Effect on Projected Benefit Obligation

(millions of dollars)	Discount Rate	Salary Scale
1% increase	$ (21.9)	$ 1.9
1% decrease	$ 21.9	$ (1.9)

- Asset Retirement Obligations: We currently record the obligation for estimated asset retirement costs at a fair value in the period incurred. Factors such as expected costs and expected timing of settlement can affect the fair value of the obligations. A revision to the estimated costs or expected timing of settlement could result in an increase or decrease in the total obligation which would change the amount of amortization and accretion expense recognized in earnings over time.

  A one-percent increase or decrease in the discount rate would change the total obligation by approximately $0.1 million.

A one-percent increase or decrease in the inflation rate would change the total obligation by approximately $0.3 million.

- The Company's accounts for stock-based compensation expense under the provisions of SFAS No. 123R.

  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options on their date of grant. This model is based upon assumptions relating to the volatility of the stock price, the life of the option, risk-free interest rate and dividend yield. Of these, stock price volatility and option life require greater levels of judgment and are therefore critical accounting estimates.

  We used a stock price volatility assumption based upon the historical and implied volatility of the Company's stock. We believe this is a good indicator of future, actual and implied volatilities. For stock options granted in the period ended December 31, 2008, the Company used a volatility assumption of 25.20%.

  The expected life calculation was based upon the observed and expected time to post-vesting forfeiture and exercise. For stock options granted during the fiscal year ended December 31, 2007, the Company used a 6.3 year life assumption.

  The Company believes the above critical estimates are based upon outcomes most likely to occur, however, were we to simultaneously increase or decrease the option life by one year and the volatility by 100 basis points, recognized compensation expense would have changed approximately $0.1 million in either direction for the year ended December 31, 2008.

For a detailed discussion on the application of these and other accounting policies, see "Summary of Significant Accounting Policies" in the "Notes to the Consolidated Financial Statements" in Item 15 of this report, beginning on page F-6. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

Prospective Information and Factors That May Affect Future Results

The SEC encourages companies to disclose forward-looking information so that investors can better understand companies' future prospects and make informed investment decisions. This report may contain forward-looking statements that set our anticipated results based on management's plans and assumptions. Words such as "expects," "plans," "anticipates," and words and terms of similar substance, used in connection with any discussion of future operating or financial performance identify these forward-looking statements.

We cannot guarantee that the outcomes suggested in any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and the accuracy of assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and should refer to the discussion of certain risks, uncertainties and assumptions in Item 1A, "Risk Factors."

Inflation

Historically, inflation has not had a material adverse effect on us. However, in recent years both business segments have been affected by rapidly rising raw material and energy costs. The Company and its customers will typically negotiate reasonable price adjustments in order to recover a portion of these rapidly escalating costs. As the contracts pursuant to which we construct and operate our satellite PCC plants generally adjust pricing to reflect increases in costs resulting from inflation, there is a time lag before such price adjustments can be implemented.

Cyclical Nature of Customers' Businesses

The bulk of our sales are to customers in the paper manufacturing, steel manufacturing and construction industries, which have historically been cyclical. The pricing structure of some of our long-term PCC contracts makes our PCC business less sensitive to declines in the quantity of product purchased. However, we cannot predict the economic outlook in the countries in which we do business, nor in the key industries we serve.

Recently Issued Accounting Standards

In December 2008, The FASB issued FSP FAS 132(R) – 1, "Employer's Disclosure about Postretirement Benefit Plan Assets" which will require more detailed disclosures about employers' pension plan assets. New disclosure requirement will require additional information regarding investment strategies, major categories of plan assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of plan assets. This new standard amends disclosure requirements only for periods ended after December 15, 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." This statement amends the disclosure requirements under SFAS 133 and requires companies with derivative instruments to provide enhanced disclosures that would enable financial statement users to understand how derivative instruments affect a company's financial position, financial performance and cash flows. This statement is effective for fiscal years beginning on or after November 15, 2008, with early adoption encouraged. The Company will adopt this pronouncement as of January 1, 2009.

In February 2008, the FASB issued FSP FAS 157-1, "Application of FASB No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP FAS 157-2, "Effective Date of FASB Statement No. 157." FSP 157-1 excludes fair measurements for purposes of lease classification or measurement under FASB Statement 13 from the fair value measurement under FASB Statement 157. FSP 157-2 defers the effective date of Statement 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("Statement No. 141(R)"). Statement No. 141(R) changes the requirements for an acquirer's recognition and measurement of the assets acquired and the liabilities assumed in a business combination. Statement No. 141(R) is effective for annual periods beginning after December 15, 2008 and should be applied prospectively for all business combinations entered into after the date of adoption.

In December 2007, the FASB issued Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("Statement No. 160"). Statement No. 160 requires (i) that noncontrolling (minority) interests be reported as a component of shareholders' equity, (ii) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (iii) that changes in a parent's ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (iv) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (v) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Statement No. 160 is effective for annual periods beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of the provisions of Statement No. 160 is not anticipated to materially impact the Company's consolidated financial position and results of operations.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in market prices and foreign currency and interest rates. We are exposed to market risk because of changes in foreign currency exchange rates as measured against the U.S. dollar. We do not anticipate that near-term changes in exchange rates will have a material impact on our future earnings or cash flows. However, there can be no assurance that a sudden and significant change in the value of foreign currencies would not have a material adverse effect on our financial condition and results of operations. Approximately 55% of our bank debt bears interest at variable rates; therefore our results of operations would only be affected by interest rate changes to such bank debt outstanding. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

We do not enter into derivatives or other financial instruments for trading or speculative purposes. When appropriate, we enter into derivative financial instruments, such as forward exchange contracts and interest rate swaps, to mitigate the impact of foreign exchange rate movements and interest rate movements on our operating results. The counterparties are major financial institutions. Such forward exchange contracts and interest rate swaps would not subject us to additional risk from exchange rate or interest rate movements because gains and losses on these contracts would offset losses and gains on the assets, liabilities, and transactions being hedged. We had open forward exchange contracts to purchase approximately $6.4 million and $5.3 million of foreign currencies as of December 31, 2008 and 2007, respectively. These contracts mature between January and July of 2009. The fair value of these instruments at December 31, 2008 and December 31, 2007 was a liability of $0.4 million and $0.1 million, respectively.

In 2008, the Company entered into forward contracts to purchase 30 million Euros as a hedge of its net investment in Europe. These contracts mature in October 2013. The fair value of these instruments at December 31, 2008 was an asset of $2.1 million.

Item 8. Financial Statements and Supplementary Data

The financial information required by Item 8 is contained in Item 15 of Part IV of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report pursuant to Exchange Act Rule 13a -15. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures (as defined in Rules 13(a)-15(b) under the Securities Exchange Act of 1934) were effective in ensuring that material information required to be disclosed by the Company in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we have included a report of management's assessment of the design and operating effectiveness of our internal controls as part of this report. Management's report is included in our consolidated financial statements beginning on page F-1 of this report under the caption entitled "Management's Report on Internal Control Over Financial Reporting."

The Company is in the process of implementing a global enterprise resource planning ("ERP") system to manage our business operations. As of December 31, 2008, all of our domestic locations were using the new systems. The worldwide implementation is expected to be completed over the next few years and involves changes in systems that include internal controls. Although the transition has proceeded to date without material adverse effects, the possibility exists that the migration to the new ERP system could adversely affect the Company's disclosure controls and procedures or our results of operations in future periods. We are reviewing each system as it is being implemented and the controls affected by the implementation of the new systems, and are making appropriate changes to affected internal controls as we implement the new systems. We believe that the controls as modified are appropriate and functioning effectively.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Set forth below are the names and ages of all Executive Officers of the Registrant indicating all positions and offices with the Registrant held by each such person, and each such person's principal occupations or employment during the past five years.

Name	Age	Position
Joseph C. Muscari	62	Chairman of the Board and Chief Executive Officer
D. Randy Harrison	57	Senior Vice President, Organization and Human Resources
D.J. Monagle, III	46	Senior Vice President and Managing Director, Paper PCC
John A. Sorel	61	Senior Vice President, Finance, and Chief Financial Officer
William J.S. Wilkins	52	Senior Vice President and Managing Director, Minteq International
Michael A. Cipolla	51	Vice President, Corporate Controller and Chief Accounting Officer
Douglas T. Dietrich	39	Vice President, Corporate Development and Treasury
Kirk G. Forrest	57	Vice President, General Counsel and Secretary
William A. Kromberg	63	Vice President, Taxes
Douglas W. Mayger	51	Vice President and Managing Director, Performance Minerals

Joseph C. Muscari was elected Chairman of the Board and Chief Executive Officer effective March 1, 2007. Prior to that he was Executive Vice President and Chief Financial Officer of Alcoa Inc. He has served as a member of the Board of Directors since 2005.

D. Randy Harrison was elected Senior Vice President, Organization and Human Resources effective January 1, 2008. Prior to that he had been Vice President and Managing Director, Performance Minerals since January 2002.

D.J. Monagle, III was elected Senior Vice President and Managing Director, Paper PCC, effective October 1, 2008. Prior to that he had been appointed to Vice President and Managing Director - Performance Minerals, in November 2007. He joined the Company in January of 2003 and held positions of increasing responsibility including Vice President, Americas, Paper PCC and Global Marketing Director, Paper PCC.

John A. Sorel was elected Senior Vice President, Finance and Chief Financial Officer in November 2002. Prior to that time he was elected Senior Vice President, Corporate Development and Finance on January 1, 2002 and prior to 2002 he held positions of increasing authority with the Company, most recently Vice President and Managing Director, Paper PCC.

William J.S. Wilkins was elected Senior Vice President and Managing Director, Minteq International in November 2007. He joined the Company in June 2007 as Vice President, Global Supply Chain and Logistics. Prior to that he had founded Management Services, a consulting firm. Before starting his consultancy, he was President and Chief Executive Officer of Sermatech International Inc.; Vice President and Chief Financial Officer of the Teleflex Aerospace Group; and head of finance and administration at Howmet Castings, a business unit of Alcoa, which he joined in 1994.

Michael A. Cipolla was elected Vice President, Corporate Controller and Chief Accounting Officer in July 2003. Prior to that he served as Corporate Controller and Chief Accounting Officer of the Company since 1998. From 1992 to 1998 he served as Assistant Corporate Controller.

Douglas T. Dietrich was elected Vice President, Corporate Development and Treasury effective August 2007. Prior to that he had been Vice President, Alcoa Wheel Products since 2006 and President, Latin America Extrusions and Global Rod and Bar Products since 2002.

Kirk G. Forrest was elected Vice President, General Counsel and Secretary effective January 26, 2005. Prior to that, Mr. Forrest had been Vice President and General Counsel at SAM'S CLUB, and a Corporate Vice President of its parent company, Wal-Mart Stores, Inc. and Associate General Counsel at The Williams Companies, which he joined in 1998.

William A. Kromberg has served as Vice President, Taxes of the Company since 1993.

Doug Mayger was elected Vice President and Managing Director, Performance Minerals which encompasses the Processed Minerals product line and the Specialty PCC product line, effective October 1, 2008. Prior to that he was General Manager-Carbonates West, Performance Minerals and Business Manager - Western Region. Prior to joining the Company as plant manager in Lucerne Valley in 2002, he served as Vice President of Operations for Aggregate Industries.

The information concerning the Company's Board of Directors required by this item is incorporated herein by reference to the Company's Proxy Statement, under the caption "Committees of the Board of Directors."

The information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated herein by reference to the Company's Proxy Statement, under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Board has established a code of ethics for the Chief Executive Officer, the Chief Financial Officer, and the Chief Accounting Officer entitled "Code of Ethics for the Senior Financial Officers," which is available on our website, www.mineralstech.com, under the links entitled "Corporate Responsibility, Corporate Governance and Policies and Charters."

Item 11. Executive Compensation

The information appearing in the Company's Proxy Statement under the caption "Compensation of Executive Officers" is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing in the Company's Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters as of January 31, 2008" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information appearing in the Company's Proxy Statement under the caption "Certain Relationships and Related Transactions" is incorporated herein by reference.

Under the terms of certain agreements entered into in connection with the Company's initial public offering in 1992, Pfizer Inc ("Pfizer") and its wholly-owned subsidiary Quigley Company, Inc. ("Quigley") agreed to indemnify the company against certain liabilities being retained by Pfizer and its subsidiaries including, but not limited to, pending lawsuits and claims, and any lawsuits or claims brought at any time in the future alleging damages or injury from the use, handling of or exposure to any product sold by Pfizer's specialty minerals business prior to the closing of the initial public offering. During 2008, agreement was reached with Pfizer providing for reimbursement by Pfizer of past costs of defense, and direct payment of such costs going forward, for cases alleging damages from exposure to product sold prior to the formation of the Company. During the fourth quarter, Pfizer reimbursed the Company in the amount of $0.1 million for past defense costs.

Pfizer and Quigley also agreed to indemnify the Company against any liability arising from claims for remediation, as defined in the Agreement, of on-site environmental conditions relating to activities prior to the closing of the initial public offering. Further, Pfizer and Quigley agreed to indemnify the Company for 50% of the liabilities in excess of $1 million up to $10 million in liabilities that may have arisen or accrued within ten years after the closing of the initial public offering with respect to such remediation of on-site conditions. The Company is responsible for the first $1 million of such liabilities, 50% of all such liabilities in excess of $1 million up to $10 million, and all such liabilities in excess of $10 million. The Company had asserted to Pfizer and Quigley a number of indemnification claims pursuant to this agreement during the ten-year period following the closing of the initial public offering. On January 30, 2006, Pfizer and the Company agreed to settle those claims, along with certain other potential environmental liabilities of Pfizer, in consideration of a payment by Pfizer of $4.5 million. Such payment was recorded as additional paid-in capital, net of its related tax effect.

The Board has established Corporate Governance principles which include guidelines for determining Director independence, which is available on our website, www.mineralstech.com, under the links entitled "Corporate Responsibility, Corporate Governance and Policies and Charters."

Item 14. Principal Accountant Fees and Services

The information appearing in the Company's Proxy Statement under the caption "Principal Accountant Fees and Services" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Financial Statements. The following Consolidated Financial Statements of Mineral Technologies Inc. and subsidiary companies and Reports of Independent Registered Public Accounting Firm are set forth on pages F-2 to F-35.

   Consolidated Balance Sheets as of December 31, 2008 and 2007
   Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
   Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
   Consolidated Statements of Shareholders' Equity for the years ended December 31, 2008, 2007 and 2006
   Notes to the Consolidated Financial Statements
   Reports of Independent Registered Public Accounting Firm
   Management's Report on Internal Control Over Financial Reporting

2. Financial Statement Schedule. The following financial statement schedule is filed as part of this report:

		Page
Schedule II -	Valuation and Qualifying Accounts	S-1

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this report.

3.1	-	Restated Certificate of Incorporation of the Company (1)
3.2	-	By-Laws of the Company as amended and restated effective May 25, 2005 (5)
3.3	-	Certificate of Designations authorizing issuance and establishing designations, preferences and rights of Series A Junior Preferred Stock of the Company (1)
4	-	Rights Agreement, executed effective as of September 13, 1999 (the "Rights Agreement"), between Minerals Technologies Inc. and Chase Mellon Shareholders Services L.L.C., as Rights Agents, including as Exhibit B the forms of Rights Certificate and of Election to Exercise (6)
4.1	-	Specimen Certificate of Common Stock (1)
10.1	-	Asset Purchase Agreement, dated as of September 28, 1992, by and between Specialty Refractories Inc. and Quigley Company Inc. (2)
10.1(a)	-	Agreement dated October 22, 1992 between Specialty Refractories Inc. and Quigley Company Inc., amending Exhibit 10.1 (3)
10.1(b)	-	Letter Agreement dated October 29, 1992 between Specialty Refractories Inc. and Quigley Company Inc., amending Exhibit 10.1 (3)
10.2	-	Reorganization Agreement, dated as of September 28, 1992, by and between the Company and Pfizer Inc (2)
10.3	-	Asset Contribution Agreement, dated as of September 28, 1992, by and between Pfizer Inc and Specialty Minerals Inc. (2)
10.4	-	Asset Contribution Agreement, dated as of September 28, 1992, by and between Pfizer Inc and Barretts Minerals Inc. (2)
10.4(a)	-	Agreement dated October 22, 1992 between Pfizer Inc, Barretts Minerals Inc. and Specialty Minerals Inc., amending Exhibits 10.3 and 10.4 (3)
10.5	-	Form of Employment Agreement (4), together with schedule relating to executed Employment Agreements (6) (+)
10.6	-	Form of Severance Agreement, together with schedule relating to executed Severance Agreements (7) (+)
10.7	-	Company Employee Protection Plan, as amended August 27, 1999 (6) (+)
10.8	-	Company Nonfunded Deferred Compensation and Unit Award Plan for Non-Employee Directors, as amended and restated effective January 1, 2008 (12)(+)
10.9	-	2001 Stock Award and Incentive Plan of the Company, as amended and restated as of December 20, 2005 (7) (+)
10.10	-	Company Retirement Plan, as amended and restated effective as of January 1, 2006 (4) (+)
10.10(a)	-	First Amendment to the Company's Retirement Plan, effective as of January 1, 2008 (11) (+)
10.11	-	Company Nonfunded Supplemental Retirement Plan, as amended effective April 24, 2003 (8) (+)
10.12	-	Company Savings and Investment Plan, as amended and restated as of September 14, 2007 (11) (+)
10.13	-	Company Nonfunded Deferred Compensation and Supplemental Savings Plan, as amended effective April 24, 2003 (8) (+)

10.14 - Company Health and Welfare Plan, effective as of April 1, 2003 and amended and restated as of January 1, 2006 (4)(+)
10.15 - Grantor Trust Agreement, as amended and restated as of December 23, 2005, between the Company and The Bank of New York, as Trustee (7)(+)
10.16 - Note Purchase Agreement, dated as of October 5, 2006, among the Company, Metropolitan Life Insurance Company and MetLife Insurance Company of Connecticut with respect to the Company's issuance of $75,000,000 in aggregate principal amount of senior unsecured notes due October 5, 2013 (9)
10.17 - Indenture, dated July 22, 1963, between the Cork Harbour Commissioners and Roofchrome Limited (2)
10.18 - Agreement of Lease, dated as of May 24, 1993, between the Company and Cooke Properties Inc. (1)
10.19 - Employment Agreement, dated November 27, 2006, between the Company and Joseph C. Muscari (10)
21.1 - Subsidiaries of the Company (*)
23.1 - Consent of Independent Registered Public Accounting Firm (*)
31.1 - Rule 13a-14(a)/15d-14(a) Certification executed by the Company's principal executive officer (*)
31.2 - Rule 13a-14(a)/15d-14(a) Certification executed by the Company's principal financial officer (*)
32 - Section 1350 Certification (*)

(1) Incorporated by reference to the exhibit so designated filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2003.
(2) Incorporated by reference to the exhibit so designated filed with the Company's Registration Statement on Form S-1 (Registration No. 33-51292), originally filed on August 25, 1992.
(3) Incorporated by reference to the exhibit so designated filed with the Company's Registration Statement on Form S-1 (Registration No. 33-59510), originally filed on March 15, 1993.
(4) Incorporated by reference to the exhibit so designated filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2006.
(5) Incorporated by reference to the exhibit so designated filed with the Company's current Report on Form 8-K filed on May 27, 2005.
(6) Incorporated by reference to the exhibit so designated filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2004.
(7) Incorporated by reference to the exhibit so designated filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2005.
(8) Incorporated by reference to the exhibit so designated filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2003.
(9) Incorporated by reference to the exhibit 10.1 filed with the Company's Current Report on Form 8-K filed on October 11, 2006.
(10) Incorporated by reference to exhibit 10.1 filed with the Company's Current Report on Form 8-K/A filed on December 1, 2006.
(11) Incorporated by reference to the exhibit so designated filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2007.
(12) Incorporated by reference to the exhibit so designated filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2008.

(*) Filed herewith.
(+) Management contract or compensatory plan or arrangement required to be filed pursuant to Item 601 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/Joseph C. Muscari
Joseph C. Muscari
Chairman of the Board
and Chief Executive Officer

February 25, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ Joseph C. Muscari Joseph C. Muscari	Chairman of the Board and Chief Executive Officer (principal executive officer)	February 25, 2009
/s/ John A. Sorel John A. Sorel	Senior Vice President-Finance and Chief Financial Officer (principal financial officer)	February 25, 2009
/s/ Michael A. Cipolla Michael A. Cipolla	Vice President - Controller and Chief Accounting Officer (principal accounting officer)	February 25, 2009

SIGNATURE	TITLE	DATE
/s/ Paula H.J. Cholmondeley Paula H. J. Cholmondeley	Director	February 25, 2009
/s/ Duane R. Dunham Duane R. Dunham	Director	February 25, 2009
/s/ Steven J. Golub Steven J. Golub	Director	February 25, 2009
/s/ Kristina M. Johnson Kristina M. Johnson	Director	February 25, 2009
/s/ Michael F. Pasquale Michael F. Pasquale	Director	February 25, 2009
/s/ John T. Reid John T. Reid	Director	February 25, 2009
/s/ William C. Stivers William C. Stivers	Director	February 25, 2009

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 181,876	$ 128,985
Short-term investments, at cost which approximates market	9,258	9,697
Accounts receivable, less allowance for doubtful accounts: 2008 - $2,600; 2007 - $3,223	163,475	180,868
Inventories	133,983	103,373
Prepaid expenses and other current assets	23,281	22,773
Assets held for disposal	19,674	27,614
Total current assets	531,547	473,310
Property, plant and equipment, less accumulated depreciation and depletion	429,593	489,386
Goodwill	66,414	71,964
Prepaid pension costs	483	53,667
Other assets and deferred charges	39,583	40,566
Total assets	$ 1,067,620	$ 1,128,893
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	$ 14,984	$ 9,518
Current maturities of long-term debt	4,000	7,210
Accounts payable	67,393	66,084
Income taxes payable	--	3,826
Accrued compensation and related items	27,100	26,714
Restructuring liabilities	6,840	14,479
Other current liabilities	29,802	34,517
Liabilities of assets held for disposal	734	4,801
Total current liabilities	150,853	167,149
Long-term debt	97,221	111,006
Accrued pension and postretirement benefits	51,922	42,412
Deferred taxes on income	--	2,539
Other non-current liabilities	56,040	54,614
Total liabilities	356,036	377,720
Commitments and contingent liabilities (Notes 19 and 20)		
Shareholders' equity:		
Preferred stock, without par value; 1,000,000 shares authorized; none issued	--	--
Common stock at par, $0.10 par value; 100,000,000 shares authorized; issued 28,832,875 shares in 2008 and 28,539,812 shares in 2007	2,883	2,854
Additional paid-in capital	312,972	294,367
Retained earnings	863,601	802,096
Accumulated other comprehensive income (loss)	(31,634)	45,365
Less common stock held in treasury, at cost; 10,141,073 shares in 2008 and 9,449,673 shares in 2007	(436,238)	(393,509)
Total shareholders' equity	711,584	751,173
Total liabilities and shareholders' equity	$ 1,067,620	$ 1,128,893

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(thousands of dollars, except per share data)

	Year Ended December 31,		
	2008	2007	2006
Net sales	$ 1,112,212	$ 1,077,721	$ 1,023,544
Cost of goods sold	891,738	845,136	798,730
Production margin	220,474	232,585	224,814
Marketing and administrative expenses	101,857	104,649	104,633
Research and development expenses	23,052	26,348	27,753
Impairment of assets	209	94,070	--
Restructuring and other costs	13,365	16,017	--
Income (loss) from operations	81,991	(8,499)	92,428
Interest income	4,905	3,083	1,762
Interest expense	(5,181)	(8,701)	(8,319)
Foreign exchange gains (losses)	1,694	513	(268)
Other income (deductions)	(1,142)	2,105	955
Non-operating income (deductions), net	276	(3,000)	(5,870)
Income (loss) before provision for taxes on income, minority interests and discontinued operations	82,267	(11,499)	86,558
Provision for taxes on income	24,079	11,266	26,992
Minority interests	3,183	2,904	3,441
Income (loss) from continuing operations	55,005	(25,669)	56,125
Income (loss) from discontinued operations, net of tax	10,282	(37,845)	(6,174)
Net income (loss)	$ 65,287	$ (63,514)	$ 49,951

Earnings per share:			
Basic:			
Income (loss) from continuing operations	$ 2.91	$ (1.34)	$ 2.86
Income (loss) from discontinued operations	0.54	(1.97)	(0.31)
Basic earnings (loss) per share	$ 3.45	$ (3.31)	$ 2.55
Diluted:			
Income (loss) from continuing operations	$ 2.90	$ (1.34)	$ 2.84
Income (loss) from discontinued operations	0.54	(1.97)	(0.31)
Diluted earnings (loss) per share	$ 3.44	$ (3.31)	$ 2.53

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of dollars)

	Year Ended December 31, 2008	2007	2006
Operating Activities			
Net income (loss)	$ 65,287	$ (63,514)	$ 49,951
Income (loss) from discontinued operations	10,282	(37,845)	(6,174)
Income (loss) from continuing operations	55,005	(25,669)	56,125
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Depreciation, depletion and amortization	80,146	84,565	80,535
Impairment of assets	209	94,070	--
Pension settlement loss and amortization	11,293	5,604	4,592
Loss on disposal of property, plant and equipment	989	1,639	839
Deferred income taxes	(3,001)	(15,148)	4,345
Provisions for bad debts	159	(49)	377
Stock-based compensation	4,952	4,196	4,015
Other	3,184	2,729	3,475
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	9,060	15,281	5,148
Inventories	(35,595)	15,223	(2,744)
Prepaid expenses and other current assets	254	(923)	2,951
Pension plan funding	(3,180)	(24,050)	(22,348)
Accounts payable	3,959	4,049	(6,268)
Restructuring liabilities	(7,639)	14,479	--
Income taxes payable	4,333	3,956	3,040
Tax benefits related to stock incentive programs	1,696	2,649	590
Other	4,295	(1,377)	4,293
Net cash provided by continuing operations	130,119	181,224	138,965
Net cash provided by (used in) discontinued operations	4,092	(1,533)	(3,366)
Net cash provided by operations	134,211	179,691	135,599
Investing Activities			
Purchases of property, plant and equipment	(31,027)	(46,072)	(57,426)
Purchases of short-term investments	(10,007)	(14,798)	(12,590)
Proceeds from sales of short-term investments	6,654	14,147	6,440
Proceeds from disposal of property, plant and equipment	609	354	675
Proceeds from insurance settlement	--	3,000	2,398
Acquisition of businesses, net of cash acquired	--	--	(32,416)
Net cash used in investing activities - continuing operations	(33,771)	(43,369)	(92,919)
Net cash provided by (used in) investing activities - discontinued operations	14,978	(3,376)	(27,733)
Net cash used in investing activities	(18,793)	(46,745)	(120,652)
Financing Activities			
Proceeds from issuance of long-term debt	--	7,741	75,000
Repayment of long-term debt	(17,114)	(5,411)	(53,754)
Net proceeds from issuance (repayment) of short-term debt	4,840	(78,206)	24,797
Purchase of common shares for treasury	(45,281)	(25,339)	(53,372)
Cash dividends paid	(3,782)	(3,845)	(3,911)
Proceeds from issuance of stock under option plan	11,538	17,953	3,741
Excess tax benefits related to stock incentive programs	610	889	152
Indemnification proceeds from former parent company	--	--	4,500
Debt issuance costs	--	--	(190)
Net cash used in financing activities	(49,189)	(86,218)	(3,037)
Effect of exchange rate changes on cash and cash equivalents	(13,338)	14,328	4,919
Net increase in cash and cash equivalents	52,891	61,056	16,829
Cash and cash equivalents at beginning of year	128,985	67,929	51,100
Cash and cash equivalents at end of year	$ 181,876	$ 128,985	$ 67,929
Non-cash Investing and Financing Activities:			
Tax liability on indemnification proceeds from former parent company	$ --	$ --	$ 1,782
Treasury stock purchases settled after year-end	$ --	$ 2,552	$ --

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock Par Value	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock at Cost	Total
Balance as of January 1, 2006	$ 2,800	$ 261,159	$ (3,263)	$ 828,591	$ (5,879)	$ (312,246)	$ 771,162
Comprehensive Income:							
Net income	--	--	--	49,951	--	--	49,951
Currency translation adjustment	--	--	--	--	35,924	--	35,924
Additional minimum liability	--	--	--	--	2,988	--	2,988
Cash flow hedge:							
Net derivative losses arising during the year	--	--	--	--	(62)	--	(62)
Reclassification adjustment	--	--	--	--	124	--	124
Total comprehensive income	--	--	--	49,951	38,974	--	88,925
Dividends declared	--	--	--	(3,911)	--	--	(3,911)
Opening retained earnings adjustment due to adoption of EITF 04-06	--	--	--	(7,119)	--	--	(7,119)
Employee Benefit transactions	10	3,731	--	--	--	--	3,741
Income tax benefit arising from employee stock option plans	--	741	--	--	--	--	741
Reclassification of unearned compensation	--	(3,263)	3,263	--	--	--	--
Amortization of restricted stock	--	1,679	--	--	--	--	1,679
Indemnity proceeds, net of tax	--	2,718	--	--	--	--	2,718
Adjustment to initially apply SFAS 158, net of tax	--	--	--	--	(54,343)	--	(54,343)
Stock option expenses	--	2,336	--	--	--	--	2,336
Purchase of common stock for treasury						(53,372)	(53,372)
Balance as of December 31, 2006	2,810	269,101	--	867,512	(21,248)	(365,618)	752,557
Comprehensive Income (loss):							
Net income (loss)	--	--	--	(63,514)	--	--	(63,514)
Currency translation adjustment	--	--	--	--	48,488	--	48,488
Unamortized gains and prior service cost	--	--	--	--	18,106	--	18,106
Cash flow hedge:							
Net derivative losses arising during the year	--	--	--	--	(43)	--	(43)
Reclassification adjustment	--	--	--	--	62	--	62
Total comprehensive income (loss)	--	--	--	(63,514)	66,613	--	3,099
Dividends declared	--	--	--	(3,845)	--	--	(3,845)
Opening retained earnings adjustment due	--	--	--	--	--	--	--
to adoption of FIN 48 (Note 5)	--	--	--	1,943	--	--	1,943
Employee benefit transactions	44	17,909	--	--	--	--	17,953
Income tax benefit arising from employee stock option plans	--	3,161	--	--	--	--	3,161
Amortization of restricted stock	--	1,813	--	--	--	--	1,813
Stock option expenses	--	2,383	--	--	--	--	2,383
Purchase of common stock for treasury	--	--	--	--	--	(27,891)	(27,891)
Balance as of December 31, 2007	2,854	$ 294,367	$ --	$ 802,096	$ 45,365	$ (393,509)	$ 751,173
Comprehensive Income (loss):							
Net income (loss)	--	--	--	65,287	--	--	65,287
Currency translation adjustment	--	--	--	--	(49,417)	--	(49,417)
Unamortized losses and prior service cost	--	--	--	--	(28,751)	--	(28,751)
Cash flow hedge:							
Net derivative gains arising during the year	--	--	--	--	1,126	--	1,126
Reclassification adjustment	--	--	--	--	43	--	43
Total comprehensive income (loss)	--	--	--	65,287	(76,999)	--	(11,712)
Dividends declared	--	--	--	(3,782)	--	--	(3,782)
Employee benefit transactions	29	11,509	--				11,538
Income tax benefit arising from employee stock option plans	--	2,143	--	--	--	--	2,143
Amortization of restricted stock	--	2,994	--	--	--	--	2,994
Stock option expenses	--	1,959	--	--	--	--	1,959
Purchase of common stock for treasury	--	--	--	--	--	(42,729)	(42,729)
Balance as of December 31, 2008	$ 2,883	$ 312,972	$ --	$ 863,601	$ (31,634)	$ (436,238)	$ 711,584

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Note 1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Minerals Technologies Inc. (the "Company") and its wholly and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications were made to prior year amounts to conform with the current year presentation. See Note 4, "Discontinued Operations" for further information.

Use of Estimates

The Company employs accounting policies that are in accordance with U.S. generally accepted accounting principles and require management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. Significant estimates include those related to revenue recognition, allowance for doubtful accounts, valuation of inventories, valuation of long-lived assets, goodwill and other intangible assets, pension plan assumptions, income tax, valuation allowances, and litigation and environmental liabilities. Actual results could differ from those estimates.

Business

The Company is a resource- and technology-based company that develops, produces and markets on a worldwide basis a broad range of specialty mineral, mineral-based products and related systems and technologies. The Company's products are used in the manufacturing processes of the paper and steel industries, as well as by the building materials, polymers, ceramics, paints and coatings, and other manufacturing industries.

Cash Equivalents and Short-term Investments

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents were $4.7 million at December 31, 2007. Short-term investments consist of financial instruments with original maturities beyond three months, but less than twelve months. Short-term investments amounted to $9.3 million and $9.7 million at December 31, 2008 and 2007, respectively.

Trade Accounts Receivable

Trade accounts receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience and specific allowances for bankrupt customers. The Company also analyzes the collection history and financial condition of its other customers, considering current industry conditions and determines whether an allowance needs to be established. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days based on payment terms are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Additionally, as required by SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4," items such as idle facility expense, excessive spoilage, freight handling costs and re-handling costs are recognized as current period charges. The allocation of fixed production overheads to the costs of conversion are based upon the normal capacity of the production facility. Fixed overhead costs associated with idle capacity are expensed as incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Significant improvements are capitalized, while maintenance and repair expenditures are charged to operations as incurred. The Company capitalizes interest cost as a component of construction in progress. In general, the straight-line method of depreciation is used for financial reporting purposes and accelerated methods are used for U.S. and certain foreign tax reporting purposes. The annual rates of depreciation are 3% - 6.67% for buildings, 6.67% - 12.5% for machinery and equipment, 8% - 12.5% for furniture and fixtures and 12.5% - 25% for computer equipment and software-related assets. The estimated useful lives of our PCC production facilities and machinery and equipment pertaining to our natural stone mining and processing plants and our chemical plants are 15 years.

Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets can generate revenue, which does not necessarily coincide with the remaining term of a customer's contractual obligation to purchase products made using those assets. The Company's sales of PCC are predominantly pursuant to long-term evergreen contracts, initially ten years in length, with paper mills at which the Company operates satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite PCC plant. Failure of a PCC customer to renew an agreement or continue to purchase PCC from a Company facility could result in an impairment of assets charge or accelerated depreciation at such facility.

Depletion of mineral reserves is determined on a unit-of-extraction basis for financial reporting purposes, based upon proven and probable reserves, and on a percentage depletion basis of tax purposes.

Stripping Costs Incurred During Production

The Company accounts for stripping costs in accordance with the consensus of Emerging Issues Task Force ("EITF") Issue No. 04-06, "Accounting for Stripping Costs Incurred During Production in the Mining Industry." Stripping costs are those costs incurred for the removal of waste materials for the purpose of accessing ore body that will be produced commercially. Stripping costs incurred during the production phase of a mine are variable costs that are included in the costs of inventory produced during the period that the stripping costs are incurred.

Accounting for the Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived assets," and EITF 04-3, "Mining Assets: Impairment and Business Combinations." SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed of. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the undiscounted future cash flows (excluding interest), resulting from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset, determined principally using discounted cash flows.

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. The Company accounts for goodwill and other intangible assets under SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated lives to the estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

The Company evaluates the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than book value, a second step is performed which compares the fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting unit and the net fair values of the identifiable assets and liabilities of such reporting unit. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment.

Accounting for Asset Retirement Obligations

The Company accounts for asset retirement obligations in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" and under the provisions of FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." SFAS No. 143 establishes the financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FASB Interpretation No. 47 includes legal obligations to perform asset retirement activities where timing or method of settlement are conditional on future events.

Fair Value of Financial Instruments

The recorded amounts of cash and cash equivalents, receivables, short-term borrowings, accounts payable, accrued interest, and variable-rate long-term debt approximate fair value because of the short maturity of those instruments or the variable nature of underlying interest rates. Short-term investments are recorded at cost, which approximates fair market value.

Derivative Financial Instruments

The Company accounts for derivative financial instruments which are used to hedge certain foreign exchange risk in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." See Note 13 for a full description of the Company's hedging activities and related accounting policies.

Revenue Recognition

Revenue from sale of products is recognized at the time the goods are shipped and title passes to the customer. In most of the Company's PCC contracts, the price per ton is based upon the total number of tons sold to the customer during the year. Under those contracts the price billed to the customer for shipments during the year is based on periodic estimates of the total annual volume that will be sold to such customer. Revenues are adjusted at the end of each year to reflect the actual volume sold. The Company also has consignment arrangements with certain customers in our Refractories segment. Revenues for these transactions are recorded when the consigned products are consumed by the customer.

Revenues from sales of equipment are recorded upon completion of installation and receipt of customer acceptance. Revenues from services are recorded when the services have been performed.

Foreign Currency

The assets and liabilities of the Company's international subsidiaries are translated into U.S. dollars using exchange rates at the respective balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss) in shareholders' equity. Income statement items are generally translated at monthly average exchange rates prevailing during the period. International subsidiaries operating in highly inflationary economies translate non-monetary assets at historical rates, while net monetary assets are translated at current rates, with the resulting translation adjustments included in net income. At December 31, 2008, the Company had no international subsidiaries operating in highly inflationary economies.

Income Taxes

Income taxes are provided for based on the asset and liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company operates in multiple taxing jurisdictions, both within the U.S. and outside the U.S. In certain situations, a taxing authority may challenge positions that the Company has adopted in its income tax filings. The Company regularly assesses its tax position for such transactions and includes reserves for those differences in position. The reserves are utilized or reversed once the statute of limitations has expired or the matter is otherwise resolved.

The Company accounts for uncertain tax positions in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109 ("SFAS 109"). The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgements regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations change over time. As such, changes in our subjective assumptions and judgements can materially affect amounts recognized in the consolidated balance sheets and statements of operations. The Company's accounting policy is to recognize interest and penalties as part of its provision for income taxes. See Note 5 to the consolidated financial statements, "Income Taxes," for additional detail on our uncertain tax positions.

The accompanying financial statements generally do not include a provision for U.S. income taxes on international subsidiaries' unremitted earnings, which are expected to be permanently reinvested overseas.

Research and Development Expenses

Research and development expenses are expensed as incurred.

Accounting for Stock-Based Compensation

The Company accounts for share-based compensation in accordance with SFAS No. 123R, "Share-Based Payment." Under the provisions of SFAS No. 123R, the Company recognizes compensation expense for share-based awards based upon the grant date fair value over the vesting period.

Pension and Post-retirement Benefits

The Company has defined benefit pension plans covering the majority of its employees. The benefits are generally based on years of service and an employee's modified career earnings.

The Company also provides post-retirement healthcare benefits for the majority of its retirees and employees in the United States. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the post-retirement benefits.

Environmental

Expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when it is probable the Company will be obligated to pay amounts for environmental site evaluation, remediation or related costs, and such amounts can be reasonably estimated.

Earnings Per Share

Basic earnings per share have been computed based upon the weighted average number of common shares outstanding during the period.

Diluted earnings per share have been computed based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all potentially dilutive common shares outstanding.

Note 2. Stock-Based Compensation

The Company has a 2001 Stock Award and Incentive Plan (the "Plan"), which provides for grants of incentive and non-qualified stock options, restricted stock, stock appreciation rights, stock awards or performance unit awards. The Plan is administered by the Compensation Committee of the Board of Directors. Stock options granted under the Plan generally have a ten year term. The exercise price for stock options are at prices at or above the fair market value of the common stock on the date of the grant, and each award of stock options will vest ratably over a specified period, generally three years.

The Company accounts for stock-based compensation under the fair value recognition provisions of SFAS No. 123R, "Share-Based Payments." Stock-based compensation expense is recognized in the consolidated financial statements for stock options based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R.

Net income (loss) for years ended 2008, 2007 and 2006 include $2.0 million, $2.4 million and $2.3 million pretax compensation costs, respectively, related to stock option expense as a component of marketing and administrative expenses. All stock option expense is recognized in the consolidated statements of operations. The related tax benefit included in the statement of operations on the non-qualified stock options is $0.7 million, $0.6 million and $0.5 million for 2008, 2007 and 2006, respectively.

As required under SFAS No. 123R, the benefits of tax deductions in excess of the tax benefit of compensation costs recognized or would have been recognized under SFAS No. 123 for those options are classified as financing inflows on the consolidated statement of cash flows.

Stock Options

The fair value of options granted is estimated on the date of grant using the Black-Scholes valuation model. Compensation expense is recognized only for those options expected to vest, with forfeitures estimated at the date of grant based on the Company's historical experience and future expectations. The forfeiture rate assumption used for the period ended December 31, 2008 was approximately 8.8%.

The weighted average grant date fair value for stock options granted during the years ended December 31, 2008, 2007 and 2006 was $19.11, $21.61 and $18.97, respectively. The weighted average grant date fair value for stock options vested during 2008, 2007 and 2006 was $21.12, $20.83 and $20.83, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2008, 2007 and 2006 was $5.9 million, $9.4 and $1.8 million, respectively.

The fair value for stock awards was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Expected life (years)	6.3	6.5	6.4
Interest rate	2.50%	4.50%	4.63%
Volatility	25.20%	25.10%	24.78%
Expected dividend yield	0.34%	0.26%	0.37%

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, based upon contractual terms, vesting schedules, and expectations of future employee behavior. The expected stock-price volatility is based upon the historical and implied volatility of the Company's stock. The interest rate is based upon the implied yield on U.S. Treasury bills with an equivalent remaining term. Estimated dividend yield is based upon historical dividends paid by the Company.

The following table summarizes stock option activity for the year ended December 31, 2008:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Balance January 1, 2007	839,715	$ 50.51		
Granted	112,300	67.47		
Exercised	(261,460)	43.97		
Canceled	(28,774)	57.90		
Balance December 31, 2008	661,781	55.14	5.93	$ 188
Exercisable, December 31, 2008	436,591	$ 51.40	3.00	$ 188

The aggregate intrinsic value above is calculated before applicable income taxes, based on the Company's closing stock price of $40.90 as of the last business day of the period ended December 31, 2008 had all options been exercised on that date. The weighted average intrinsic value of the options exercised during 2008, 2007 and 2006 was $22.47, $21.70 and $17.48 per share, respectively. As of December 31, 2008, total unrecognized stock-based compensation expense related to nonvested stock options was approximately $2.3 million, which is expected to be recognized over a weighted average period of approximately three years.

The Company issues new shares of common stock upon the exercise of stock options.

Non-vested stock option activity for the year ended December 31, 2008 is as follows:

	Shares	Weighted Average Exercise Price Per Share
Nonvested options outstanding at December 31, 2007	235,928	$ 58.98
Options granted	112,300	64.47
Options vested	(97,069)	57.36
Options forfeited	(25,969)	59.25
Nonvested options outstanding, December 31, 2008	225,190	$ 62.38

The following table summarizes additional information concerning options outstanding at December 31, 2008:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/08	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price	Number Exercisable at 12/31/08	Weighted Average Exercise Price
$ 34.825 - $ 44.156	58,453	1.0	$ 37.71	58,453	$ 37.71
$ 46.625 - $ 54.225	316,195	4.7	$ 51.71	305,498	$ 51.62
$ 55.870 - $ 69.315	287,133	8.3	$ 62.46	72,640	$ 61.49
$ 34.825 - $ 69.315	661,781	5.9	$ 55.14	436,591	$ 51.40

Restricted Stock

The Company has granted certain corporate officers rights to receive shares of the Company's common stock under the Company's 2001 Stock Award and Incentive Plan (the "Plan"). The rights will be deferred for a specified number of years of service, subject to restrictions on transfer and other conditions. Under the provisions of SFAS No. 123R, compensation expense for these shares is recognized over the vesting period. The Company granted 68,600 shares, 87,650 shares and 50,300 shares for the periods ended December 31, 2008, 2007 and 2006, respectively. The fair value was determined based on the market value of unrestricted shares. The discount for the restriction was not significant. As of December 31, 2008, there was unrecognized stock-based compensation related to restricted stock of $5.3 million, which will be recognized over approximately the next three years. The compensation expense amortized with respect to all units was approximately $3.6 million, $2.8 million and $1.7 million for the periods ended December 31, 2008, 2007 and 2006, respectively. In addition, the Company recorded reversals of $0.6 million and $1.0 million for periods ended December 31, 2008 and December 31, 2007, respectively, related to restricted stock forfeitures. Such costs and reversals are included in marketing and administrative expenses. There were 28,267 restricted stock shares that vested as of December 31, 2008.

The following table summarizes the restricted stock activity for the Plan:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2007	133,533	$ 58.98
Granted	68,600	$ 64.06
Vested	(28,267)	$ 56.45
Canceled	(12,572)	$ 58.30
Unvested balance at December 31, 2008	161,294	$ 61.63

Note 3. Earnings Per Share (EPS)

(thousand of dollars, except per share amounts)	2008	2007	2006
Basic EPS			
Income (loss) from continuing operations	$ 55,005	$ (25,669)	$ 56,125
Income (loss) from discontinued operations	10,282	(37,845)	(6,174)
Net income (loss)	$ 65,287	$ (63,514)	$ 49,951
Weighted average shares outstanding	18,893	19,190	19,600
Basic earnings (loss) per share from continuing operations	$ 2.91	$ (1.34)	$ 2.86
Basic earnings (loss) per share from discontinued operations	0.54	(1.97)	(0.31)
Basic earnings (loss) per share	$ 3.45	$ (3.31)	$ 2.55

Diluted EPS	2008	2007	2006
Income (loss) from continuing operations	$ 55,005	$ (25,669)	$ 56,125
Income (loss) from discontinued operations	10,282	(37,845)	(6,174)
Net income (loss)	$ 65,287	$ (63,514)	$ 49,951
Weighted average shares outstanding	18,893	19,190	19,600
Dilutive effect of stock options	90	--	138
Weighted average shares outstanding, adjusted	18,983	19,190	19,738
Diluted earnings (loss) per share from continuing operations	$ 2.90	$ (1.34)	$ 2.84
Diluted earnings (loss) per share from discontinued operations	0.54	(1.97)	(0.31)
Diluted earnings (loss) per share	$ 3.44	$ (3.31)	$ 2.53

Options to purchase 603,828 shares, 154,133 shares and 371,587 shares of common stock for the years ended December 31, 2008, December 31, 2007 and December 31, 2006, respectively, were not included in the computation of diluted earnings per share because they were anti-dilutive, as the exercise prices of the options were greater than the average market price of the common shares. Additionally, the weighted average diluted common shares outstanding for the year ended December 31, 2007 excludes the dilutive effect of stock options and restricted stock, as inclusion of these would be anti-dilutive.

Note 4. Discontinued Operations

During the third quarter of 2007, the Company conducted an in-depth strategic review of its operations. This review resulted in a realignment of its operations, which included the exiting of certain businesses.

The Board of Directors approved the transactions during the fourth quarter of 2007 and the Company classified its Synsil operations and its plants at Mount Vernon and Wellsville as discontinued operations. These operations were part of the Company's Specialty Minerals segment. The remaining assets of these operations are held for disposal. During 2008, the Company sold its idle Synsil facilities in Chester, South Carolina, Woodville, Ohio and Cleburne, Texas. Additionally, the Company sold its operations in Wellsville, Ohio. These sales resulted in pre-tax gains of $13.7 million ($8.6 million after tax). The Company does not anticipate the ongoing cash flows of these operations until disposition to be material.

In April 2006, the Company ceased operation at its one-unit satellite PCC facility in Hadera, Israel. In the fourth quarter, the Company recorded a loss from discontinued operations of approximately $1.7 million upon liquidation of its investment in Israel. This loss was predominantly related to the recognition of foreign currency translation losses previously recognized in accumulated other comprehensive income (loss).

The consolidated financial statements for all prior periods presented have been reclassified to reflect these businesses in discontinued operations.

The following table details selected financial information for the discontinued operation in the consolidated statements of operations. The amounts exclude general corporate overhead and interest expense which were previously allocated to the entities comprising discontinued operations.

Thousands of Dollars	2008	2007	2006
Net sales	$ 23,148	$ 30,187	$ 37,232
Production margin	3,278	(5,238)	(3,432)
Expenses	850	4,129	4,035
Impairment of assets	--	46,878	--
Restructuring and other costs	74	2,317	--
Gain on sale of assets	13,897	--	--
Income (loss) from operations	$ 16,251	$ (58,562)	$ (7,467)
Other income	--	82	481
Foreign currency translation loss from liquidation of investment	--	--	(1,563)
Provision (benefit) for taxes on income	5,969	(20,635)	(2,375)
Income (loss) from discontinued operations, net of tax	$ 10,282	$ (37,845)	$ (6,174)

The major classes of assets and liabilities held for disposals in the consolidated balance sheets are as follows:

Thousands of Dollars	2008	2007
Assets:		
Accounts receivable	$ 1,229	$ 4,328
Inventories	7,198	10,146
Property, plant and equipment, net	9,802	11,507
Goodwill	815	1,629
Other assets	630	4
Assets held for disposal	$ 19,674	$ 27,614
Liabilities:		
Accounts payable	$ 610	$ 2,897
Accrued liabilities	124	1,904
Liabilities of assets held for disposal	$ 734	$ 4,801

Note 5. Income Taxes

Income (loss) before provision for taxes, minority interests, and discontinued operations by domestic and foreign source is as follows:

Thousands of Dollars	2008	2007	2006
Domestic	$ 36,512	$ 8,243	$ 48,074
Foreign	45,755	(19,742)	38,484
Total income (loss) before provision for income taxes	$ 82,267	$ (11,499)	$ 86,558

The provision for taxes on income consists of the following:

Thousands of Dollars	2008	2007	2006
Domestic			
Taxes currently payable			
Federal	$ 10,199	$ 11,257	$ 8,609
State and local	2,090	1,362	2,877
Deferred income taxes	(724)	(9,955)	5,044
Domestic tax provision	11,565	2,664	16,530
Foreign			
Taxes currently payable	14,791	13,795	11,161
Deferred income taxes	(2,277)	(5,193)	(699)
Foreign tax provision	12,514	8,602	10,462
Total tax provision	$ 24,079	$ 11,266	$ 26,992

The provision for taxes on income shown in the previous table is classified based on the location of the taxing authority, regardless of the location in which the taxable income is generated.

The major elements contributing to the difference between the U.S. federal statutory tax rate and the consolidated effective tax rate are as follows:

Percentages	2008	2007	2006
U.S. statutory tax rate	35.0%	(35.0)%	35.0 %
Depletion	(4.2)	(31.3)	(4.9)
Difference between tax provided on foreign earnings and the U.S. statutory rate	(4.6)	(15.0)	(3.5)
Foreign restructuring and impairment losses with no tax benefit	--	145.3	--
State and local taxes, net of Federal tax benefit	1.3	6.2	2.6
Tax credits and foreign dividends	(0.5)	6.1	0.8
Increase in valuation allowance	0.3	4.6	1.2
Impact of FIN 48	0.9	8.2	--
Other	1.1	8.9	(0.1)
Consolidated effective tax rate	29.3%	98.0 %	31.1 %

The Company believes that its accrued liabilities are sufficient to cover its U.S. and foreign tax contingencies. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Thousands of Dollars	2008	2007
Deferred tax assets:		
State and local taxes	$ 2,073	$ 3,409
Accrued expenses	12,450	10,085
Deferred expenses	--	233
Net operating loss carry forwards	4,073	3,502
Pension and post-retirement benefits costs	24,022	87
Other	17,588	17,595
Total deferred tax assets	$ 60,206	$ 34,911

Thousands of Dollars	2008	2007
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	$ 33,049	$ 15,689
Other	14,019	11,748
Total deferred tax liabilities	47,068	27,437
Net deferred tax (assets) liabilities	$ (13,138)	$ (7,474)

The current and long-term portion of net deferred tax (assets) liabilities is as follows:

Thousands of Dollars	2008	2007
Net deferred tax assets, current	$ (5,065)	$ (7,974)
Net deferred assets, long term	(8,073)	(2,039)
Net deferred tax liabilities	--	2,539
	$ (13,138)	$ (7,474)

The current portion of the net deferred tax assets is included in prepaid expenses and other current assets.

The Company has $4.0 million of deferred tax assets arising from tax loss carry forwards which will be realized through future operations. Carry forwards of approximately $0.2 million expire in 5 years, $0.2 million expire in 7 years, $1.2 million expire over the next 15 years, and $2.4 million can be utilized over an indefinite period.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes." FIN 48 specifies the way companies are to account for uncertainty in income tax reporting and prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. As a result of the adoption of FIN 48, the Company recognized a $1.9 million decrease in the liability for unrecognized income tax benefits, resulting in an increase to the January 1, 2007 balance of retained earnings.

As of the date of adoption of FIN 48, the Company had approximately $9.0 million of total unrecognized income tax benefits and $2.3 million of interest and penalties. On December 31, 2008, the Company had $10.9 million of total unrecognized tax benefits. Included in this amount were a total of $6.4 million of unrecognized income tax benefits that, if recognized, would affect the Company's effective tax rate. While it is expected that the amount of unrecognized tax benefits will change in the next 12 months, we do not expect the change to have a significant impact on the results of operations or the financial position of the Company.

The following table summarizes the activity related to our unrecognized tax benefits:

(Thousands of Dollars)	2008	2007
Balance as of January 1,	$ 10,395	$ 9,035
Increases related to current year positions	2,973	1,390
Increases (decreases) related to new judgements	398	(109)
Decreases related to audit settlements	(2,204)	(397)
Other	(614)	476
Balance as of December 31,	$ 10,948	$ 10,395

The Company's accounting policy prior to the adoption of FIN 48 and upon the adoption of FIN 48 is to recognize interest and penalties accrued, relating to unrecognized income tax benefits as part of its provision for income taxes. The Company had a net reversal of $0.4 million of interest and penalties during 2008 and have a total accrued balance on December 31, 2008 of $2.5 million.

The Company operates in multiple taxing jurisdictions, both within and outside the U.S. In certain situations, a taxing authority may challenge positions that the Company has adopted in its income tax filings. The Company, with a few exceptions (none of which are material), is no longer subject to U.S. federal, state, local, and European income tax examinations by tax authorities for years prior to 2003.

Net cash paid for income taxes were $19.6 million, $16.8 million and $18.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 6. Foreign Operations

The Company has not provided for U.S. federal and foreign withholding taxes on $183.4 million of foreign subsidiaries' undistributed earnings as of December 31, 2008 because such earnings are intended to be permanently reinvested overseas. To the extent the parent company has received foreign earnings as dividends, the foreign taxes paid on those earnings have generated tax credits, which have substantially offset related U.S. income taxes. However, in the event that the entire $183.4 million of foreign earnings were to be repatriated, incremental taxes may be incurred. We do not believe this amount would be more than $22 million.

Net foreign currency exchange gains (losses), included in non-operating deductions in the Consolidated Statements of Income, were $1,694,000, $513,000 and $(268,000) for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 7. Inventories

The following is a summary of inventories by major category:

Thousands of Dollars	2008	2007
Raw materials	$ 67,498	$ 41,998
Work in process	10,191	8,134
Finished goods	35,027	31,144
Packaging and supplies	21,267	22,097
Total inventories	$ 133,983	$ 103,373

Note 8. Property, Plant and Equipment

The major categories of property, plant and equipment and accumulated depreciation and depletion are presented below:

Thousands of Dollars	2008	2007
Land	$ 25,182	$ 21,720
Quarries/mining properties	39,596	39,123
Buildings	167,912	161,865
Machinery and equipment	959,291	975,177
Construction in progress	12,960	33,478
Furniture and fixtures and other	119,290	120,480
	1,324,231	1,351,843
Less: Accumulated depreciation and depletion	(894,638)	(862,457)
Property, plant and equipment, net	$ 429,593	$ 489,386

Depreciation and depletion expense for the years ended December 31, 2008, 2007 and 2006 was $76.2 million, $80.4 million and $80.5 million, respectively.

Note 9. Restructuring Costs

Following an in-depth review of all our operations and development of a new strategic focus, the Company recorded a pre-tax charge of $16.0 million for restructuring and other costs during the second half of 2007. This charge consists of severance and other employee benefit costs, contract termination costs and other exit costs. Additional restructuring costs of $9.5 million were recorded in 2008 related to this program, of which a pension settlement loss of approximately $6.8 million related to the distribution of benefits was included. The restructuring resulted in a total workforce reduction of approximately 250 employees, of which 230 reductions have been implemented as of December 31, 2008.

During the fourth quarter of 2008, the Company initiated an additional restructuring program by reducing the workforce by approximately 14% through a combination of permanent reductions and layoffs. Severance-related restructuring charges of $3.9 million were recorded in 2008 related to this program.

The following table reflects components of the restructuring charges:

(millions of dollars)	2008	2007
Severance and other employee benefits	$ 6.1	$ 13.5
Pension settlement charges	6.8	--
Contract termination costs	--	1.8
Other exit costs	0.5	0.7
Total restructuring and other costs	$ 13.4	$ 16.0

The restructuring charge in 2007 also resulted in inventory write-downs of approximately $0.2 million which were included in cost of goods sold.

A reconciliation of the restructuring liability, as of December 31, 2008, is as follows:

(millions of dollars)	Balance as of December 31, 2007	Additional Provisions	Cash Expenditures	Other	Balance as of December 31, 2008
Severance and other employee benefits	$ 12.6	$ 6.1	$ (13.2)	(0.3)	$ 5.2
Contract termination costs	1.8	--	(0.2)	--	1.6
Other exit costs	0.1	0.5	(0.6)	--	--
	$ 14.5	$ 6.6	$ (14.0)	(0.3)	$ 6.8

Note 10. Acquisitions

In October 2006, the Company acquired all of the outstanding stock of ASMAS, an Istanbul-based Turkish producer of refractories for approximately $32.4 million in cash. The terms of the acquisition provide for an additional purchase price of up to $5 million to be paid in 2009 based upon performance criteria through 2008. The Company expects to pay $0.7 million in the first quarter of 2009. The operations of this entity have been included in the Refractories segment of the Company's financial statements since the date of the acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisition:

(Millions of Dollars)	2006
Current assets	$ 5.1
Property, plant and equipment	13.5
Intangible assets	8.6
Goodwill	13.8
Total assets acquired	41.0
Liabilities assumed	8.6
Net cash paid	$ 32.4

The weighted average amortization period for the acquired intangible assets subject to amortization is approximately 13.5 years. Goodwill associated with this transaction is not tax deductible.

Pro forma financial information has not been presented since this business combination was not material to the Company's total assets or results of operations.

Note 11. Goodwill and Other Intangible Assets

The carrying amount of goodwill was $66.4 million and $72.0 million as of December 31, 2008 and December 31, 2007, respectively. The net change in goodwill since December 31, 2006 was primarily attributable to the effect of foreign exchange.

Acquired intangible assets included in other assets and deferred charges subject to amortization as of December 31, 2008 and December 31, 2007 were as follows:

	December 31, 2008		December 31, 2007	
(Millions of Dollars)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Patents and trademarks	$ 7.4	$ 3.2	$ 7.9	$ 2.7
Customer lists	9.2	1.9	11.1	1.4
Other	0.4	0.2	0.4	0.1
	$ 17.0	$ 5.3	$ 19.4	$ 4.2

The weighted average amortization period for acquired intangible assets subject to amortization is approximately 15 years. Amortization expense was approximately $1.4 million, $1.5 million and $0.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. The estimated amortization expense is $1.2 million for each of the next five years through 2013.

Included in other assets and deferred charges is an additional intangible asset of approximately $4.0 million which represents the non-current unamortized amount paid to a customer in connection with contract extensions at eight satellite PCC facilities. In addition, a current portion of $1.5 million is included in prepaid expenses and other current assets. Such amounts will be amortized as a reduction of sales over the remaining lives of the customer contracts. Approximately $1.8 million was amortized in 2008, 2007 and 2006, respectively. Estimated amortization as a reduction of sales is as follows: 2009 - $1.5 million; 2010 - $1.2 million; 2011 - $0.9 million; 2012 - $0.6 million; 2013 - $0.6 million; with smaller reductions thereafter over the remaining lives of the contracts.

Note 12. Accounting for Impairment of Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 also establishes a uniform accounting model for the disposal of long-lived assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such instances, the Company estimates the undiscounted future cash flows (excluding interest) that result from the use of the asset and its ultimate disposition. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset, determined principally using discounted cash flows.

During the fourth quarter of 2008, the Company recorded a writedown of impaired assets of $0.2 million for the closure of its satellite facility at Dryden, Canada.

In 2007, following an in-depth strategic review of all its operations, the Company recorded a charge of $140.9 million, of which $46.9 million was reclassified to discontinued operations, as part of a program to realign its operations by consolidating operations within certain product lines and exiting certain businesses. Major components of this realignment include an exit from our Synsil® Products product line; consolidation of our Specialty PCC operations in the United States; sale of our two plants in the Midwest that process imported ore in the Processed Minerals product line; modification of our strategy for coating PCC resulting in the closure of one facility; and a slower than anticipated market penetration at our refractories facility in China resulting in an impairment of assets charge.

The impairment charge relates to all product lines. The following table reflects the components of the impairment of assets charge included in continuing operations:

(millions of dollars)	
Paper PCC	$ 65.3
Specialty PCC	12.7
Total PCC	78.0
Processed Minerals	1.3
Specialty Minerals Segment	79.3
Refractories Segment	14.8
	$ 94.1

Note 13. Derivative Financial Instruments and Hedging Activities

The Company is exposed to foreign currency exchange rate fluctuations. As part of its risk management strategy, the Company uses forward exchange contracts (FEC) to manage its exposure to foreign currency risk on certain raw material purchases. The Company's objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them. The Company has not entered into derivative instruments for any purpose other than to hedge certain expected cash flows. The Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates and foreign currencies, the Company exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty will fail to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, it does not face any credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with major financial institutions.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate and forward exchange contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Based on criteria established by SFAS No. 133, the Company designated its derivatives as cash flow hedges. The Company uses FEC's designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted inventory purchases. The Company had 18 open foreign exchange contracts as of December 31, 2008.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The gains and losses associated with these forward exchange contracts are recognized into cost of sales. Gains and losses and hedge ineffectiveness associated with these derivatives were not significant.

Note 14. Short-term Investments

The composition of the Company's short-term investments are as follows:

(in thousands of dollars)	2008	2007
Short-term Investments -		
Available for Sale Securities:		
Short-term bank deposits	$ 9,258	$ 9,697

There were no unrealized holding gains and losses on the short-term bank deposits held at December 31, 2008 since the carrying amount approximates fair market value.

Note 15: Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted the provisions of SFAS 157, "Fair Value Measurements" for its financial assets and liabilities. While adoption of SFAS 157 has no material impact on its financial statements, the Company is required to provide additional disclosures. SFAS 157 defines fair value as an exchange price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability. SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques noted in SFAS 157. The three valuation techniques are as follows:

- Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.
- Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.

The Company primarily applies the income approach for foreign exchange derivatives for recurring fair value measurements and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2008, the Company held certain financial assets and liabilities that were required to be measured at fair value on a recurring basis. These consisted of the Company's derivative instruments related to foreign exchange rates. The fair values of foreign exchange rate derivatives are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets and are categorized as Level 2. The Company does not have any financial assets or liabilities measured at fair value on a recurring basis categorized as Level 1 or Level 3, and there were no transfers in or out of Level 3 during the year ended December 31, 2008. There were also no changes to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The following table sets forth by level within SFAS 157's fair value hierarchy the Company's financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Assets (Liabilities) at Fair Value as of December 31, 2008		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Forward exchange contracts	$ --	$ 1,696	$ --
Total	$ --	$ 1,696	$ --

Note 16. Financial Instruments and Concentrations of Credit Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, short-term investments, accounts receivable and payable: The carrying amounts approximate fair value because of the short maturities of these instruments.

Short-term debt and other liabilities: The carrying amounts of short-term debt and other liabilities approximate fair value because of the short maturities of these instruments.

Long-term debt: The fair value of the long-term debt of the Company is estimated based on the quoted market prices for that debt or similar debt and approximates the carrying amount.

Forward exchange contracts: The fair value of forward exchange contracts (used for hedging purposes) is estimated by obtaining quotes from brokers. If appropriate, the Company would enter into forward exchange contracts to mitigate the impact of foreign exchange rate movements on the Company's operating results. It does not engage in speculation. Such foreign exchange contracts would offset losses and gains on the assets, liabilities and transactions being hedged. At December 31, 2008, the Company had open foreign exchange contracts with a financial institution to purchase approximately $6.4 million of foreign currencies. These contracts range in maturity from January, 2009 to July, 2009. The fair value of these instruments was a liability of $0.4 and $0.1 million, respectively, at both December 31, 2008 and December 31, 2007.

Additionally, the Company entered into forward contracts to purchase 30 million Euros as a hedge of its net investment in Europe. These contracts mature in October 2013. The fair value of these instruments at December 31, 2008 was an asset of $2.1 million.

Credit risk: Substantially all of the Company's accounts receivables are due from companies in the paper, construction and steel industries. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contracts. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual loss. The Company's extension of credit is based on an evaluation of the customer's financial condition and collateral is generally not required.

The Company's bad debt expense (recoveries) for the years ended December 31, 2008, 2007 and 2006 was $0.2 million, $(0.1) million and $0.4 million, respectively.

Note 17. Long-Term Debt and Commitments

The following is a summary of long term debt:

(thousands of dollars)	Dec. 31, 2008	Dec. 31, 2007
5.53% Series 2006A Senior Notes Due October 5, 2013	$ 50,000	$ 50,000
Floating Rate Series 2006A Senior Notes Due October 5, 2013	25,000	25,000
Variable/Fixed Rate Industrial Development Revenue Bonds Due 2009	4,000	4,000
Economic Development Authority Refunding Revenue Bonds Series 1999 Due 2010	4,600	4,600
Variable/Fixed Rate Industrial Development Revenue Bonds Due August 1, 2012	8,000	8,000
Variable/Fixed Rate Industrial Development Revenue Bonds Series 1999 Due November 1, 2014	8,200	8,200
Variable/Fixed Rate Industrial Development Revenue Bonds Due March 31, 2020	--	5,000
Variable Rate Renminbi Denominated Loan Agreement Due 2009	--	4,785
Installment obligations Due 2013	1,421	7,886
Other borrowings	--	745
Total	101,221	118,216
Less: Current maturities	4,000	7,210
Long-term debt	$ 97,221	$111,006

The Variable/Fixed Rate Industrial Development Revenue Bonds due 2009 are tax-exempt 15-year instruments issued to finance the expansion of a PCC plant in Selma, Alabama. The bonds are dated November 1, 1994, and provide for an optional put by the holder (during the Variable Rate Period) and a mandatory call by the issuer. The bonds bear interest at either a variable rate or fixed rate at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company has selected the variable rate option on these borrowings and the average interest rates were approximately 2.53% and 3.69% for the years ended December 31, 2008 and 2007, respectively.

The Economic Development Authority Refunding Revenue Bonds due 2010 were issued on February 23, 1999 to refinance the bonds issued in connection with the construction of a PCC plant in Eastover, South Carolina. The bonds bear interest at either a variable rate or fixed rate, at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company has selected the variable rate option on these borrowings and the average interest rates were approximately 2.53% and 3.69% for the years ended December 31, 2008 and 2007, respectively.

The Variable/Fixed Rate Industrial Development Revenue Bonds due August 1, 2012 are tax-exempt 15-year instruments that were issued on August 1, 1997 to finance the construction of a PCC plant in Courtland, Alabama. The bonds bear interest at either a variable rate or fixed rate, at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company has selected the variable rate option on these borrowings and the average interest rates were approximately 2.53% and 3.69% for the years ended December 31, 2008 and 2007, respectively.

The Variable/Fixed Rate Industrial Development Revenue Bonds due November 1, 2014 are tax-exempt 15-year instruments and were issued on November 30, 1999 to refinance the bonds issued in connection with the construction of a PCC plant in Jackson, Alabama. The bonds bear interest at either a variable rate or fixed rate at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company has selected the variable rate option on these borrowings and the average interest rates were approximately 2.53% and 3.69% for the years ended December 31, 2008 and 2007, respectively.

On June 9, 2000 the Company entered into a twenty-year, taxable, Variable/Fixed Rate Industrial Development Revenue Bond agreement to finance a portion of the construction of a merchant manufacturing facility for the production of Specialty PCC in Brookhaven, Mississippi. This facility has ceased operations during the first quarter of 2008 and the Company repaid this obligation on March 31, 2008.

On May 31, 2003, the Company acquired land and limestone ore reserves from the Cushenbury Mine Trust for approximately $17.5 million. Approximately $6.1 million was paid at the closing and $11.4 million was financed through an installment obligation. The interest rate on this obligation is approximately 4.25%. For the year ending December 31, 2008, $6.5 million of principal was paid on this debt. The remaining principal payment of $1.4 million will be made in 2013.

On October 5, 2006, the Company, through private placement, entered into a Note Purchase Agreement and issued $75 million aggregate principal amount unsecured senior notes. These notes consist of two tranches: $50 million aggregate principal amount 5.53% Series 2006A Senior Notes (Tranche 1 Notes); and $25 million aggregate principal amount Floating Rate Series 2006A Senior Notes (Tranche 2 Notes). Tranche 1 Notes bear interest of 5.53% per annum, payable semi-annually. Tranche 2 Notes bear floating rate interest, payable quarterly. The average interest rate on Tranche 2 for the years ended December 31, 2008 and December 31, 2007 was 4.09% and 5.73%, respectively. The principal payment for both tranches is due on October 5, 2013.

During the first quarter of 2007, the Company entered into a series of Renminbi ("RMB") denominated loan agreements through two of its consolidated joint ventures in China with Communication Bank of China, totaling RMB 60,000,000. During 2007, the Company repaid RMB 25.0 million of principal related to these loans. During 2008, the Company repaid the remaining RMB 35.0 million related to these loans. The interest rate on these loans was approximately 7.56%.

The aggregate maturities of long-term debt are as follows: 2009 - $4.0 million; 2010 - $4.6 million; 2011 - $-- million; 2012 - $8.0; 2013 - $-- million; thereafter - $84.6 million.

The Company had available approximately $169.8 million in uncommitted, short-term bank credit lines, of which $13.4 million was in use at December 31, 2008.

Short-term borrowings as of December 31, 2008 and 2007 were $15.0 million and $9.5 million, respectively. The weighted average interest rate on short-term borrowings outstanding as of December 31, 2008 and 2007 was 6.15% and 6.22%, respectively.

During 2008, 2007 and 2006, respectively, the Company incurred interest costs of $5.3 million, $9.2 million and $8.9 million including $0.1 million, $0.5 million and $0.6 million, respectively, which were capitalized. Interest paid approximated the incurred interest cost.

Note 18. Benefit Plans

Pension Plans and Other Postretirement Benefit Plans

The Company and its subsidiaries have pension plans covering the majority of eligible employees on a contributory or non-contributory basis.

Benefits under defined benefit plans are generally based on years of service and an employee's career earnings. Employees generally become fully vested after five years.

The Company provides postretirement health care and life insurance benefits for the majority of its U.S. retired employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. The Company does not pre-fund these benefits and has the right to modify or terminate the plan in the future.

The funded status of the Company's pension plans and other postretirement benefit plans at December 31, 2008 and 2007 is as follows:

Obligations and Funded Status

Millions of Dollars	Pension Benefits 2008	Pension Benefits 2007	Post-retirement Benefits 2008	Post-retirement Benefits 2007
Change in benefit obligation				
Benefit obligation at beginning of year	$ 194.8	$ 214.5	$ 40.0	$ 44.0
Service cost	7.1	8.8	2.1	2.6
Interest cost	11.1	11.4	2.4	2.4
Actuarial (gain) loss	5.4	(24.6)	(0.3)	(7.9)
Benefits paid	(3.6)	(17.0)	(2.3)	(1.1)
Plan amendments	--	(2.1)	--	--
Settlements	(19.6)	--	--	--
Foreign exchange impact	(10.9)	3.4	--	--
Other	0.4	0.4	--	--
Benefit obligation at end of year	$ 184.7	$ 194.8	$ 41.9	$ 40.0

Millions of Dollars	Pension Benefits 2008	Pension Benefits 2007	Post-retirement Benefits 2008	Post-retirement Benefits 2007
Change in plan assets				
Fair value of plan assets beginning of year	$ 244.5	$ 226.3	$ --	$ --
Actual return on plan assets	(40.1)	8.3	--	--
Employer contributions	3.2	24.0	2.3	1.1
Plan participants' contributions	--	0.5	--	--
Benefits paid	(3.6)	(17.0)	(2.3)	(1.1)
Settlements	(19.6)	--	--	--
Foreign exchange impact	(10.9)	3.0	--	--
Other	--	2.4	--	--
Fair value of plan assets at end of year	$ 173.5	$ 244.5	$ --	$ --
Funded status	$ (11.2)	$ 49.7	$ (41.9)	$ (40.0)

Amounts recognized in the consolidated balance sheet consist of:

Millions of Dollars	Pension Benefits 2008	Pension Benefits 2007	Post-retirement Benefits 2008	Post-retirement Benefits 2007
Non-current asset	$ 0.5	$ 53.7	$ --	$ --
Current liability	(0.2)	--	(1.5)	(1.5)
Non-current liability	(11.5)	(4.0)	(40.4)	(38.5)
Recognized asset (liability)	$ (11.2)	$ 49.7	$ (41.9)	$ (40.0)

The current portion of pension liabilities is included in accrued compensation and related items.

Amounts recognized in accumulated other comprehensive income consist of:

Millions of Dollars	Pension Benefits 2008	Pension Benefits 2007	Post-retirement Benefits 2008	Post-retirement Benefits 2007
Net actuarial loss	$ 55.2	$ 24.9	$ 3.3	$ 3.6
Prior service cost	5.4	6.3	1.1	1.4
Amount recognized end of year	$ 60.6	$ 31.2	$ 4.4	$ 5.0

The accumulated benefit obligation for all defined benefit pension plans was $168.4 million and $179.5 million at December 31, 2008 and 2007, respectively.

Changes in the Plan assets and benefit obligations recognized in other comprehensive income:

(Millions of Dollars)	Pension Benefits	Post Retirement Benefits
Current year actuarial gain (loss)	$ (33.2)	$ 1.7
Amortization of actuarial (gain) loss	1.46	0.1
Amortization of prior service credit loss	0.9	0.3
Total recognized in other comprehensive income	$ (30.9)	$ 2.1

The components of net periodic benefit costs are as follows:

Millions of Dollars	Pension Benefits 2008	2007	2006	Post-retirement Benefits 2008	2007	2006
Service cost	$ 7.1	$ 8.8	$ 7.9	$ 2.1	$ 2.6	$ 2.1
Interest cost	11.1	11.4	10.1	2.4	2.4	2.2
Expected return on plan assets	(17.5)	(18.8)	(15.4)	--	--	--
Amortization of prior service cost	1.5	1.5	1.0	0.6	0.5	1.0
Recognized net actuarial loss	2.3	2.8	3.2	0.2	0.8	0.2
SFAS No. 88 Settlement /curtailment (gain) loss	7.1	0.1	(0.8)	--	--	--
Net periodic benefit cost	$ 11.6	$ 5.8	$ 6.0	$ 5.3	$ 6.3	$ 5.5

Unrecognized prior service cost is amortized over the average remaining service period of each active employee.

In accordance with the provisions of SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination of Benefits," the Company recorded a pre-tax pension settlement charge of $7.1 million relating to employees that received lump-sum distributions in connection with the restructuring program initiated in 2007. Approximately $0.3 million of this charge was included in discontinued operations.

Under the provisions of SFAS No. 88, lump-sum distributions from terminations, resulted in a plan curtailment of one of the Company's pension plans and also caused partial settlement of such plan. As a result, there was a curtailment loss in income from operations of $0.1 million in 2007 and a curtailment gain in income from operations of $0.8 million in 2006.

The Company's funding policy for U.S. plans generally is to contribute annually into trust funds at a rate that provides for future plan benefits and maintains appropriate funded percentages. Annual contributions to the U.S. qualified plans are at least sufficient to satisfy regulatory funding standards and are not more than the maximum amount deductible for income tax purposes. The funding policies for the international plans conform to local governmental and tax requirements. The plans' assets are invested primarily in stocks and bonds.

The 2009 estimated amortization of amounts in other comprehensive income are as follows:

(Millions of Dollars)	Pension Benefits	Post Retirement Benefits
Amortization of prior service cost	$ 1.6	$ 0.5
Amortization of net loss	7.5	0.2
Total costs to be recognized	$ 9.1	$ 0.7

Additional Information

The weighted average assumptions used to determine net periodic benefit cost in the accounting for the pension benefit plans and other benefit plans for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Discount rate	6.30%	5.75%	5.75%
Expected return on plan assets	8.00%	8.50%	8.50%
Rate of compensation increase	3.50%	3.50%	3.50%

The weighted average assumptions used to determine benefit obligations for the pension benefit plans and other benefit plans at December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Discount rate	6.20%	6.25%	5.75%
Rate of compensation increase	3.50%	3.50%	3.50%

For 2008, 2007 and 2006, the discount rate was based on a Citigroup yield curve of high quality corporate bonds with cash flows matching our plans' expected benefit payments. The expected return on plan assets is based on our asset allocation mix and our historical return, taking into account current and expected market conditions. The actual return (loss) on pension assets was approximately (19%) in 2008, 4% in 2007 and 10.5 in 2006.

The Company's Plan stipulates that the maximum health care cost trend rate will be 5%.

A one percentage-point change in assumed health care cost trend rates would have the following effects:

Millions of Dollars	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total service and interest cost components	$ --	$ (0.4)
Effect on postretirement benefit obligations	$ --	$ (3.2)

Plan Assets

The Company's pension plan weighted average asset allocations at December 31, 2008 and 2007 by asset category are as follows:

Asset Category	2008	2007
Equity securities	11.7%	62.5%
Fixed income securities	85.7%	35.0%
Real estate	0.1%	0.2%
Other	2.5%	2.3%
Total	100%	100%

During 2008, due to the economic crisis, the assets for all of the U.S. pension plans were moved to fixed income securities.

The following table presents domestic and foreign pension plan assets information at December 31, 2008, 2007 and 2006 (the measurement date of pension plan assets):

	U.S. Plans			International Plans		
Millions of Dollars	2008	2007	2006	2008	2007	2006
Fair value of plan assets	$ 132.8	$ 188.7	$ 177.9	$ 40.7	$ 55.8	$ 48.4

Contributions

The Company expects to contribute $6 million to its pension plans and $1.5 million to its other postretirement benefit plan in 2009.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Dollars	Pension Benefits	Other Benefits
2009	$ 8.4	$ 1.5
2010	$ 10.8	$ 1.6
2011	$ 11.4	$ 1.8
2012	$ 12.1	$ 2.0
2013	$ 13.9	$ 2.3
2014 - 2018	$ 83.1	$ 17.0

Investment Strategies

The investment strategy for pension plan assets is to maintain a broadly diversified portfolio designed to achieve our target of an average long-term rate of return of 8%. While we believe we can achieve a long-term average rate of return of 8%, we cannot be certain that the portfolio will perform to our expectations. Assets are strategically allocated among equity, debt, and other investments in order to achieve a diversification level that dampens fluctuations in investment returns.

We have temporarily invested our assets in fixed income securities due to the uncertainty in the markets, but have not changed our long-term strategy.

Savings and Investment Plans

The Company maintains a voluntary Savings and Investment Plan for most non-union employees in the U.S. Within prescribed limits, the Company bases its contribution to the Plan on employee contributions. The Company's contributions amounted to $3.2 million, $3.4 million and $3.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Notes 19. Leases

The Company has several non-cancelable operating leases, primarily for office space and equipment. Rent expense amounted to approximately $7.5 million, $7.0 million and $6.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Total future minimum rental commitments under all non-cancelable leases for each of the years 2009 through 2013 and in aggregate thereafter are approximately $6.2 million, $3.9 million, $2.4 million, $1.3 million, $0.6 million, respectively, and $6.0 million thereafter. Total future minimum rentals to be received under non-cancelable subleases were approximately $2.9 million at December 31, 2008.

Total future minimum payments to be received under direct financing leases for each of the years 2009 through 2013 and the aggregate thereafter are approximately: $6.7 million, $3.5 million, $2.4 million, 1.3 million, 1.0 million and $1.1 million thereafter.

Note 20. Litigation

Certain of the Company's subsidiaries are among numerous defendants in a number of cases seeking damages for exposure to silica or to asbestos containing materials. The Company currently has 307 pending silica cases and 26 pending asbestos cases. To date, 1,158 silica cases and 2 asbestos cases have been dismissed. One new asbestos case was filed in the fourth quarter of 2008. Most of these claims do not provide adequate information to assess their merits, the likelihood that the Company will be found liable, or the magnitude of such liability, if any. Additional claims of this nature may be made against the Company or its subsidiaries. At this time management anticipates that the amount of the Company's liability, if any, and the cost of defending such claims, will not have a material effect on its financial position or results of operations.

The Company has not settled any silica or asbestos lawsuits to date. We are unable to state an amount or range of amounts claimed in any of the lawsuits because state court pleading practices do not require identifying the amount of the claimed damage. The aggregate cost to the Company for the legal defense of these cases since inception was approximately $0.1 million, the majority of which has been reimbursed by Pfizer Inc. pursuant to the terms of certain agreements entered into in connection with the Company's initial public offering in 1992. During 2008, agreement was reached with Pfizer for reimbursement by Pfizer of past costs of defense, and direct payment of such costs going forward, to the extent these cases allege exposure to product sold prior to the formation of the Company. During the fourth quarter, Pfizer reimbursed the Company in the amount of $0.1 million for past defense costs. Our experience has been that the Company is not liable to plaintiffs in any of these lawsuits and the Company does not expect to pay any settlements or jury verdicts in these lawsuits.

Environmental Matters

On April 9, 2003, the Connecticut Department of Environmental Protection ("DEP") issued an administrative consent order relating to our Canaan, Connecticut, plant where both our Refractories segment and Specialty Minerals segment have operations. We agreed to the order, which includes provisions requiring investigation and remediation of contamination associated with historic use of polychlorinated biphenyls ("PCBs") at a portion of the site. The following is the present status of the remediation efforts:

- *Building Decontamination.* We have completed the investigation of building contamination and submitted a report characterizing the contamination. We are awaiting review and approval of this report by the regulators. Based on the results of this investigation, we believe that the contamination may be adequately addressed by means of encapsulation through painting of exposed surfaces, pursuant to the Environmental Protection Agency's ("EPA") regulations and have accrued such liabilities as discussed below. However, this conclusion remains uncertain pending completion of the phased remediation decision process required by the regulations.
- *Groundwater.* We have completed investigations of potential groundwater contamination and have submitted a report on the investigations finding that there is no PCB contamination, but some oil contamination of the groundwater. We expect the regulators to require confirmatory long term groundwater monitoring at the site.
- *Soil.* We have completed the investigation of soil contamination and submitted a report characterizing contamination to the regulators. Based on the results of this investigation, we believe that the contamination may be left in place and monitored, pursuant to a site-specific risk assessment, which is underway. However, this conclusion is subject to completion of a phased remediation decision process required by applicable regulations.

We believe that the most likely form of remediation will be to leave existing contamination in place, encapsulate it, and monitor the effectiveness of the encapsulation. We estimate that the cost of the likely remediation above would approximate $400,000, and that amount has been recorded as a liability on our books and records.

The Company is evaluating options for upgrading the wastewater treatment facilities at its Adams, Massachusetts, plant. This work is being undertaken pursuant to an administrative Consent Order issued by the Massachusetts Department of Environmental Protection on June 18, 2002. The Order required payment of a civil fine in the amount of $18,500, the investigation of options for ensuring that the facility's wastewater treatment ponds will not result in discharge to groundwater, and closure of a historic lime solids disposal area. The Company informed the Massachusetts Department of Environmental Protection of proposed improvements to the wastewater treatment system on June 29, 2007, and is committed to implementing the improvements by June 1, 2012. Preliminary engineering reviews indicate that the estimated cost of these upgrades to operate this facility beyond 2012 may be between $6 million and $8 million. The Company estimates that the remaining remediation costs would approximate $400,000, which has been accrued as of December 31, 2008.

The Company and its subsidiaries are not party to any other material pending legal proceedings, other than routine litigation incidental to their businesses.

Note 21. Stockholders' Equity

Capital Stock

The Company's authorized capital stock consists of 100 million shares of common stock, par value $0.10 per share, of which 18,691,802 shares and 19,090,139 shares were outstanding at December 31, 2008 and 2007, respectively, and 1,000,000 shares of preferred stock, none of which were issued and outstanding.

Cash Dividends

Cash dividends of $3.8 million or $0.20 per common share were paid during 2008. In February 2009, a cash dividend of approximately $0.9 million or $0.05 per share, was declared, payable in the first quarter of 2009.

Preferred Stock Purchase Rights

Under the Company's Preferred Stock Purchase Rights Plan, each share of the Company's common stock carries with it one preferred stock purchase right. Subject to the terms and conditions set forth in the plan, the rights will become exercisable if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or announces a tender or exchange offer that would result in the acquisition of 30% or more thereof. If the rights become exercisable, separate certificates evidencing the rights will be distributed, and each right will entitle the holder to purchase from the Company a new series of preferred stock, designated as Series A Junior Preferred Stock, at a predefined price. The rights also entitle the holder to purchase shares in a change-of-control situation. The preferred stock, in addition to a preferred dividend and liquidation right, will entitle the holder to vote on a pro rata basis with the Company's common stock.

The rights are redeemable by the Company at a fixed price until 10 days or longer, as determined by the Board, after certain defined events or at any time prior to the expiration of the rights on September 13, 2009 if such events do not occur.

Stock and Incentive Plan

The Company has adopted a Stock Award and Incentive Plan (the "Plan"), which provides for grants of incentive and non-qualified stock options, stock appreciation rights, stock awards or performance unit awards. The Plan is administered by the Compensation Committee of the Board of Directors. Stock options granted under the Plan have a term not in excess of ten years. The exercise price for stock options will not be less than the fair market value of the common stock on the date of the grant, and each award of stock options will vest ratably over a specified period, generally three years.

The following table summarizes stock option and restricted stock activity for the Plan:

		Stock Options		Restricted Stock	
	Shares Available for Grant	Shares	Weighted Average Exercise Price Per Share ($)	Shares	Weighted Average Exercise Price Per Share ($)
Balance January 1, 2006	849,107	1,185,765	45.15	84,755	54.20
Granted	(129,500)	79,200	54.82	50,300	54.91
Exercised/vested	--	(103,392)	39.02	(255)	39.30
Canceled	9,504	(9,504)	35.80	--	--
Balance December 31, 2006	729,111	1,152,069	46.44	134,800	55.61
Granted	(233,750)	146,100	61.19	87,650	61.27
Exercised/vested	--	(433,965)	43.01	(33,363)	55.42
Canceled	80,043	(24,489)	55.67	(55,554)	56.56
Balance December 31, 2007	575,404	839,715	50.51	133,533	58.98
Granted	(180,900)	112,300	64.47	68,600	64.06
Exercised/vested	--	(261,460)	43.97	(28,267)	56.45
Canceled	41,346	(28,774)	57.90	(12,572)	58.30
Balance December 31, 2008	435,850	661,781	55.14	161,294	61.63

Note 22. Comprehensive Income

Comprehensive income includes changes in the fair value of certain financial derivative instruments that qualify for hedge accounting to the extent they are effective, the recognition of deferred pension costs, and cumulative foreign currency translation adjustments.

The following table reflects the accumulated balances of other comprehensive income (loss):

Millions of Dollars	Currency Translation Adjustment	Unrecognized Pension Costs	Net Gain (Loss) On Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2006	$ (2.8)	(3.0)	(0.1)	(5.9)
Current year net change	36.0	(51.3)	--	(15.3)
Balance at December 31, 2006	33.2	(54.3)	(0.1)	(21.2)
Current year net change	48.5	18.1	--	66.6
Balance at December 31, 2007	81.7	(36.2)	(0.1)	45.4
Current year net change	(49.4)	(28.8)	1.2	(77.0)
Balance at December 31, 2008	$ 32.3	$ (65.0)	$ 1.1	$ (31.6)

The income tax expense (benefit) associated with items included in other comprehensive income (loss) was approximately $(18.0) million, $11.2 million and $1.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 23. Accounting for Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations," establishes the financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. The Company records asset retirement obligations in which the Company will be required to retire tangible long-lived assets. These are primarily related to its PCC satellite facilities and mining operations. The Company has also applied the provisions of FIN 47 related to conditional asset retirement obligations at its facilities. The Company has recorded asset retirement obligations at all of its facilities except where there are no contractual or legal obligations. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

The following is a reconciliation of asset retirement obligations as of December 31, 2008 and 2007:

Millions of Dollars

	2008	2007
Asset retirement liability, beginning of period	$ 12.9	$ 11.7
Accretion expense	0.7	0.8
Payments	(0.2)	(0.1)
Foreign currency translation	(0.4)	0.5
Asset retirement liability, end of period	$ 13.0	$ 12.9

The current portion of the liability of approximately $0.4 million is included in other current liabilities. The long-term portion of the liability of approximately $12.6 million is included in other noncurrent liabilities.

Accretion expense is included in cost of goods sold in the Company's Consolidated Statements of Operations.

Note 24. Non-Operating Income and Deductions

(Millions of dollars)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006
Interest income	$ 4.9	$ 3.1	$ 1.8
Interest expense	(5.2)	(8.7)	(8.3)
Gain on insurance settlement	--	3.0	1.8
Foreign exchange gains (losses)	1.7	0.5	(0.3)
Other income (deductions)	(1.1)	(0.9)	(0.9)
Non-operating income (deductions), net	$ 0.3	$ (3.0)	$ (5.9)

During the fourth quarter of 2007, the Company recognized a business interruption insurance recovery gain of $3.0 million related to Hurricane Ivan in 2004.

During the first quarter of 2006, the Company recognized an insurance settlement gain of $1.8 million, net of related deductible, for property damage sustained at one of our facilities in 2004 as a result of Hurricane Ivan. Claims submitted to the insurance carrier for damages related to a combination of replacement costs for fixed assets and reimbursement of expenses associated with the clean-up and repairs at the facility. The insurance settlement gain related to the reimbursement of replacement costs for fixed assets in excess of the net book value of such assets.

Note 25. Transaction with Former Parent Company

Under the terms of certain agreements entered into in connection with the Company's initial public offering in 1992, Pfizer Inc ("Pfizer") agreed to indemnify the Company against any liability arising from claims for remediation, as defined in the agreements, of on-site environmental conditions relating to activities prior to the closing of the initial public offering. The Company had asserted to Pfizer a number of indemnification claims pursuant to those agreements during the ten-year period following the closing of the initial public offering. Since the initial public offering, the Company has incurred and expensed approximately $6 million of environmental claims under these agreements. On January 20, 2006, Pfizer and the Company agreed to settle those claims, along with certain other potential environmental liabilities of Pfizer, in consideration of a payment by Pfizer of $4.5 million. Such payment was recorded as additional paid-in-capital, net of its related tax effect. During 2008, agreement was reached with Pfizer providing for reimbursement by Pfizer of past costs of defense, and direct payment of such costs going forward, for cases alleging damages from exposure to product sold prior to the formation of the Company. During the fourth quarter, Pfizer reimbursed the Company in the amount of $0.1 million for past defense costs.

Note 26. Segment and Related Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's operating segments are strategic business units that offer different products and serve different markets. They are managed separately and require different technology and marketing strategies.

The Company has two reportable segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells precipitated calcium carbonate and lime, and mines, processes and sells the natural mineral products limestone and talc. This segment's products are used principally in the paper, building materials, paints and coatings, glass, ceramic, polymers, food, automotive, and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory products and systems used primarily by the steel, cement and glass industries as well as metallurgical products used primarily in the steel industry.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the operating income of the respective business units. Depreciation expense related to corporate assets is allocated to the business segments and is included in their income from operations. However, such corporate depreciable assets are not included in the segment assets. Intersegment sales and transfers are not significant.

Segment information for the years ended December 31, 2008, 2007 and 2006 was as follows:

	2008		
(Millions of Dollars)	**Specialty Minerals**	**Refractories**	**Total**
Net sales	$ 716.4	$ 395.8	$ 1,112.2
Income from operations	57.0	26.3	83.3
Impairment of assets	0.2	--	0.2
Restructuring and other charges	7.7	5.7	13.4
Depreciation, depletion and amortization	64.3	15.8	80.1
Segment assets	632.4	396.1	1,028.5
Capital expenditures	18.2	11.5	29.7

	2007		
(Millions of Dollars)	**Specialty Minerals**	**Refractories**	**Total**
Net sales	$ 716.6	$ 361.1	$ 1,077.7
Income (loss) from operations	(20.0)	11.5	(8.5)
Impairment of assets	79.3	14.8	94.1
Restructuring and other charges	11.3	4.7	16.0
Depreciation, depletion and amortization	68.1	16.5	84.6
Segment assets	698.8	395.6	1,094.4
Capital expenditures	32.9	11.9	44.8

	2006		
	Specialty Minerals	**Refractories**	**Total**
Net sales	$ 675.6	$ 347.9	$ 1,023.5
Income from operations	60.5	31.9	92.4
Depreciation, depletion and amortization	66.1	14.4	80.5
Segment assets	795.8	356.2	1,152.0
Capital expenditures	40.0	16.0	56.0

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows:

(Millions of Dollars)

Income (loss) before provision for taxes on income and minority interests and discontinued operations	**2008**	**2007**	**2006**
Income (loss) from operations for reportable segments	$ 83.3	$ (8.5)	$ 92.4
Unallocated corporate expenses	(1.3)	--	--
Interest income	4.9	3.1	1.8
Interest expense	(5.2)	(8.7)	(8.3)
Other income (deductions)	0.6	2.6	0.7
Income (loss) before provision for taxes on income, minority interests and discontinued operations	$ 82.3	$ (11.5)	$ 86.6

Total assets	**2008**	**2007**	**2006**
Total segment assets	$ 1,028.5	$ 1,094.4	$ 1,152.0
Corporate assets	39.1	34.5	41.1
Consolidated total assets	$ 1,067.6	$ 1,128.9	$ 1,193.1

Capital expenditures	**2008**	**2007**	**2006**
Total segment capital expenditures	$ 29.7	$ 44.8	$ 56.0
Corporate capital expenditures	1.3	1.3	1.4
Consolidated total capital expenditures	$ 31.0	$ 46.1	$ 57.4

The carrying amount of goodwill by reportable segment as of December 31, 2008 and December 31, 2007 was as follows:

	Goodwill	
(Millions of Dollars)	**2008**	**2007**
Specialty Minerals	$ 13.4	$ 15.3
Refractories	53.0	56.7
Total	$ 66.4	$ 72.0

The net change in goodwill since December 31, 2007 is primarily attributable to the effect of foreign exchange.

Financial information relating to the Company's operations by geographic area was as follows:

(Millions of Dollars)

Net Sales	**2008**	**2007**	**2006**
United States	$ 586.5	$ 581.9	$ 592.6
Canada/Latin America	83.8	83.3	80.7
Europe/Africa	352.7	337.4	278.4
Asia	89.2	75.1	71.8
Total International	525.7	495.8	430.9
Consolidated total net sales	$ 1,112.2	$ 1,077.7	$ 1,023.5

Net sales and long-lived assets are attributed to countries and geographic areas based on the location of the legal entity. No individual foreign country represents more than 10% of consolidated net sales or consolidated long-lived assets.

(Millions of Dollars)

Long-lived assets	2008	2007	2006
United States	$ 296.9	$ 322.4	$ 425.2
Canada/Latin America	13.3	20.1	18.8
Europe/Africa	130.4	172.1	217.1
Asia	67.1	62.0	75.3
Total International	210.8	254.2	311.2
Consolidated total long-lived assets	$ 507.7	$ 576.6	$ 736.4

The Company's sales by product category are as follows:

Millions of Dollars	2008	2007	2006
Paper PCC	$ 547.2	$ 542.0	$ 500.6
Specialty PCC	58.5	60.6	56.4
Talc	35.9	37.3	38.9
GCC	74.8	76.7	79.7
Refractory Products	320.8	290.5	264.6
Metallurgical Products	75.0	70.6	83.3
Net sales	$ 1,112.2	$ 1,077.7	$ 1,023.5

Note 27. Quarterly Financial Data (unaudited)

The financial information for all periods presented has been reclassified to reflect discontinued operations. See Note 4 to the Consolidated Financial Statements for further information.

Millions of Dollars, Except Per Share Amounts

2008 Quarters	First	Second	Third	Fourth
Net Sales by Major Product Line				
PCC	$ 153.2	$ 158.0	$ 157.2	$ 137.3
Processed Minerals	27.6	31.1	29.5	22.5
Specialty Minerals Segment	180.8	189.1	186.7	159.8
Refractories Segment	96.7	110.7	108.2	80.2
Net sales	277.5	299.8	294.9	240.0
Gross profit	60.7	62.3	59.4	38.0
Income from operations	27.1	28.8	23.0	3.1
Income from continuing operations	16.8	18.7	16.1	3.4
Income from discontinued operations	0.4	4.6	2.9	2.3
Net income	$ 17.2	$ 23.3	$ 19.0	$ 5.7
Earnings per share:				
Basic:				
Earnings per share from continuing operations	$ 0.88	$ 0.99	$ 0.85	$ 0.19
Earnings per share from discontinued operations	0.02	0.24	0.16	0.12
Basic earnings per share	$ 0.90	$ 1.23	$ 1.01	$ 0.31

2008 Quarters	**First**	**Second**	**Third**	**Fourth**
Diluted:				
Earnings per share from continuing operations	$ 0.88	$ 0.98	$ 0.85	$ 0.19
Earnings per share from discontinued operations	0.02	0.24	0.15	0.12
Diluted earnings per share	$ 0.90	$ 1.22	$ 1.00	$ 0.31
Market price range per share of common stock:				
High	$ 64.74	$ 72.42	$ 68.38	$ 59.36
Low	$ 52.29	$ 62.80	$ 60.73	$ 37.89
Close	$ 61.72	$ 64.65	$ 61.62	$ 40.90
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

2007 Quarters	**First**	**Second**	**Third**	**Fourth**
Net Sales by Major Product Line				
PCC	$ 148.6	$ 149.5	$ 150.3	$ 154.1
Processed Minerals	27.4	31.3	29.2	26.3
Specialty Minerals Segment	176.0	180.8	179.5	180.4
Refractories Segment	89.5	90.6	87.0	93.9
Net sales	265.5	271.4	266.5	274.3
Gross profit	56.5	60.1	56.3	59.6
Income (loss) from operations	22.7	26.9	(82.2)	24.1
Income (loss) continuing operations	12.6	16.1	(71.8)	17.4
Loss from discontinued operations	(1.8)	(1.7)	(33.7)	(0.6)
Net income (loss)	$ 10.8	$ 14.4	$ (105.5)	$ 16.8
Earnings (loss) per share:				
Basic:				
Earnings (loss) per share from continuing operations	$ 0.66	$ 0.84	$ (3.72)	$ 0.90
Earnings (loss) per share discontinued operations	(0.09)	(0.09)	(1.75)	(0.03)
Basic earnings (loss) per share	$ 0.57	$ 0.75	$ (5.47)	$ 0.87
Diluted:				
Earnings (loss) per share from continuing operations	$ 0.65	$ 0.83	$ (3.72)	$ 0.89
Earnings (loss) per share from discontinued operations	(0.09)	(0.09)	(1.75)	(0.03)
Diluted earnings (loss) per share	$ 0.56	$ 0.74	$ (5.47)	$ 0.86
Market price range per share of common stock:				
High	$ 64.00	$ 68.39	$ 70.64	$ 70.91
Low	$ 56.80	$ 62.58	$ 63.07	$ 63.62
Close	$ 62.16	$ 66.95	$ 67.00	$ 66.95
Dividends paid per common share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Minerals Technologies Inc.:

We have audited the accompanying consolidated balance sheets of Minerals Technologies Inc. and subsidiary companies as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited the related financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minerals Technologies Inc. and subsidiary companies as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in the notes to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." In addition, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4," and Emerging Issues Task Force Issue No. 04-06, "Accounting for Stripping Costs Incurred During Production in the Mining Industry." Also as discussed in the notes to the consolidated financial statements, effective December 31, 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132(R)."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Mineral Technologies Inc. and subsidiary companies' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 25, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Minerals Technologies Inc.:

We have audited Minerals Technologies Inc. and subsidiary companies' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Minerals Technologies Inc. and subsidiary companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Minerals Technologies Inc. and subsidiary companies maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Minerals Technologies Inc. and subsidiary companies as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows and related financial statement schedule for each of the years in the three-year period ended December 31, 2008, and our report dated February 25, 2009 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ KPMG LLP

New York, New York
February 25, 2009

Management of Minerals Technologies Inc. is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, as such, include amounts based on judgements and estimates made by management. The Company also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the consolidated financial statements.

Management is also responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation of reliable published financial statements and safeguarding of the Company's assets. The system includes a documented organizational structure and division of responsibility, established policies and procedures, including a code of conduct to foster a strong ethical climate, which are communicated throughout the Company, and the careful selection, training and development of our people.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of the Company's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent registered public accounting firm and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matters which they believe should be brought to the attention of the Audit Committee.

Management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

The Company assessed its internal control system as of December 31, 2008 in relation to criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, the Company has determined that, as of December 31, 2008, its system of internal control over financial reporting was effective.

The consolidated financial statements have been audited by the independent registered public accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. Reports of the independent registered public accounting firm, which includes the independent registered public accounting firm's attestation of the effectiveness of the Company's internal control over financial reporting are also presented within this document.

/s/ Joseph C. Muscari
Chairman of the Board
and Chief Executive Officer

/s/ John A. Sorel
Senior Vice President, Finance
and Chief Financial Officer

/s/ Michael A. Cipolla
Vice President, Corporate Controller
and Chief Accounting Officer

February 25, 2009

MINERALS TECHNOLOGIES INC. & SUBSIDIARY COMPANIES
SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
(thousands of dollars)

Description	Balance at Beginning of Period	Additions Charged to Costs, Provisions and` Expenses (b)	Deductions (a)	Balance at End of Period
Year ended December 31, 2008				
Valuation and qualifying accounts deducted from assets to which they apply:				
Allowance for doubtful accounts.............................	$ 3,223	$ 159	$ 782	$ 2,600
Year ended December 31, 2007				
Valuation and qualifying accounts deducted from assets to which they apply:				
Allowance for doubtful accounts.............................	$ 4,550	$ (49)	$ (1,278)	$ 3,223
Year ended December 31, 2006				
Valuation and qualifying accounts deducted from assets to which they apply:				
Allowance for doubtful accounts.............................	$ 5,818	$ 377	$ (1,645)	$ 4,550

(a) Includes impact of translation of foreign currencies.
(b) Provision for bad debts, net of reversal of recoveries of $0.2 million, $-- million and $0.4 million in 2008, 2007 and 2006, respectively.

EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name of the Company	Jurisdiction of Organization
APP China Specialty Minerals Pte Ltd.	Singapore
ASMAS Agir Sanayi Malzemeleri Imal ve Tic. A.S	Turkey
Barretts Minerals Inc.	Delaware
ComSource Trading Ltd.	Delaware
Ferrotron Technologies GmbH	Germany
Gold Lun Chemicals (Zhenjiang).	China
Gold Sheng Chemicals (Zhenjiang) Co., Ltd.	China
Gold Zuan Chemicals (Suzhou).	China
Hi-Tech Specialty Minerals Company, Limited	Thailand
Minerals Technologies do Brasil Comercio é Industria de Minerais Ltda.	Brazil
Minerals Technologies Europe N.V.	Belgium
Minerals Technologies Holdings Inc.	Delaware
Minerals Technologies Holdings Ltd.	United Kingdom
Minerals Technologies Mexico Holdings, S. de R. L. de C.V.	Mexico
Minerals Technologies South Africa (Pty) Ltd.	South Africa
Mintech Canada Inc.	Canada
Mintech Japan K.K.	Japan
Minteq Australia Pty Ltd.	Australia
Minteq B.V.	The Netherlands
Minteq Europe Limited.	Ireland
Minteq India Private Limited	India
Minteq International GmbH	Germany
Minteq International Inc.	Delaware
Minteq International (Suzhou) Co., Ltd.	China
Minteq Italiana S.p.A.	Italy
Minteq Korea Inc.	Korea
Minteq Kosovo LLC.	Kosovo
Minteq Magnesite Limited	Ireland
Minteq Metallurgical Materials (Suzhou) Co., Ltd.	China
Minteq Shapes and Services Inc.	Delaware
Minteq UK Limited.	United Kingdom
MTI Holdings GmbH	Germany
MTI Holdco I LLC	Delaware
MTI Holdco II LLC.	Delaware
MTX Finance Inc.	Delaware
MTX Finance Ireland	Ireland
PT Sinar Mas Specialty Minerals	Indonesia
Rijnstaal U.S.A., Inc.	Pennsylvania
SMI Poland Sp. z o.o.	Poland
Specialty Minerals Benelux	Belgium
Specialty Minerals FMT K.K.	Japan
Specialty Minerals France s.p.a.s.	France
Specialty Minerals GmbH	Germany
Specialty Minerals Inc.	Delaware
Specialty Minerals International Inc.	Delaware
Specialty Minerals Malaysia Sdn. Bhd.	Malaysia
Specialty Minerals (Michigan) Inc.	Michigan
Specialty Minerals Mississippi Inc.	Delaware
Specialty Minerals Nordic Oy Ab	Finland
Specialty Minerals (Portugal) Especialidades Minerais, S.A.	Portugal
Specialty Minerals S.A. de C.V.	Mexico
Specialty Minerals Servicios S. de R. L. de C.V.	Mexico
Specialty Minerals Slovakia, spol. sr.o.	Slovakia
Specialty Minerals South Africa (Pty) Limited	South Africa
Specialty Minerals (Thailand) Limited	Thailand
Specialty Minerals UK Limited	United Kingdom
Tecnologias Minerales de Mexico, S.A. de C.V.	Mexico
Yangpu Gold Hongda Chemicals Co. Ltd.	China

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Minerals Technologies Inc.:

We consent to the incorporation by reference in the registration statements (No. 33-59080, 333-62739, and 333-138245) on Form S-8 of Minerals Technologies Inc. of our reports dated February 25, 2009, with respect to the consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Minerals Technologies Inc.

Our report refers to the adoption in 2007 of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." In addition, our report refers to the adoption in 2006 of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43, Chapter 4," Emerging Issues Task Force Issue No. 04-06, "Accounting for Stripping Costs Incurred During Production in the Mining Industry," and SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132(R)."

/s/ KPMG LLP

New York, New York
February 25, 2009

EXHIBIT 31.1

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, Joseph C. Muscari, certify that:

1. I have reviewed this Annual Report on Form 10-K of Minerals Technologies Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ **Joseph C. Muscari**
Joseph C. Muscari
Chairman of the Board
and Chief Executive Officer

EXHIBIT 31.2

RULE 13a-14(a)/15d-14(a) CERTIFICATION

I, John A. Sorel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Minerals Technologies Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2009

/s/ **John A. Sorel**
John A. Sorel
Senior Vice President - Finance and
Chief Financial Officer

EXHIBIT 32

SECTION 1350 CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350 of Chapter 63 of Title 18, United States Code), each of the undersigned officers of Minerals Technologies Inc., a Delaware corporation (the "Company"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") of the Company fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 25, 2009

/s/ **Joseph C. Muscari**
Joseph C. Muscari
Chairman of the Board and
Chief Executive Officer

Dated: February 25, 2009

/s/ **John A. Sorel**
John A. Sorel
Senior Vice President-Finance and
Chief Financial Officer

The foregoing certification is being furnished solely pursuant to Exchange Act Rule 13a-14(b); is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section; and is not deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act of 1934.

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MINERALS TECHNOLOGIES INC.

MTI ANNUAL REPORT 2008
The Chrysler Building
405 Lexington Ave., New York, NY 10174-0002
www.mineralstech.com

